As filed with the Securities and Exchange Commission on October 12, 2000.

                                                      Registration No. 333-39240
                                                                       811-09977
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------


                                    FORM N-4

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [ ]

                          Pre-Effective Amendment No. 2                    [X]

                          Post Effective Amendment No.                     [ ]

            REGISTRATION STATEMENT UNDER THE INVESTMENT ACT OF 1940

                                 Amendment No. 7                           [X]


                            ------------------------

                FIRST AMERITAS VARIABLE ANNUITY SEPARATE ACCOUNT
                                  (REGISTRANT)

                 FIRST AMERITAS LIFE INSURANCE CORP. of NEW YORK
                                   (DEPOSITOR)
                           400 Rella Blvd., Suite 304
                          Suffern, New York 10901-4253
                                 1-800-215-1096
                            ------------------------

                                DONALD R. STADING
                          Secretary and General Counsel
                 First Ameritas Life Insurance Corp. of New York
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                                 (402) 467-7465



Approximate Date of Proposed Public Offering: As soon as practicable after effective date.

   TITLE OF SECURITIES BEING REGISTERED: SECURITIES OF UNIT INVESTMENT TRUST .

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                OVERTURE ACCLAIM!
                  CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4

PART A
FORM N-4          ITEM                             HEADING IN PROSPECTUS
Item 1.           Cover Page                       Cover Page
Item 2.           Definitions                      DEFINED TERMS
Item 3.           Synopsis or Highlights           POLICY OVERVIEW; FEE TABLES; Advertising
Item 4.           Condensed Financial Information  Financial Information
Item 5.           General Description of Registrant,
                  Depositor and Portfolio Companies
                  a) Depositor                     MISCELLANEOUS - About Our Company
                  b) Registrant                    INVESTMENT OPTIONS - Separate Account Variable
                                                   Investment Options
                  c) Portfolio Company             INVESTMENT OPTIONS - Separate Account Variable
                                                   Investment Options
                  d) Prospectus                    Cover Page; INVESTMENT OPTIONS
                  e) Voting                        MISCELLANEOUS - Voting Rights
                  f) Administrator                 N/A
Item 6.           Deductions and Expenses
                  a) Deductions                    FEE TABLES; FEES
                  b) Sales Load                    FEE TABLES; FEES - Withdrawal Charge
                  c) Special purchase plans        FEES - Waiver of Certain Fees
                  d) Commissions                   FEES -  Distribution  Expenses
                  e) Portfolio company deductions
                     and  expenses                 FEE  TABLES
                  f) Registrant's expenses         N/A
Item 7.           General Description of Variable
                  Annuity Contracts
                  a) Rights                        IMPORTANT POLICY PROVISIONS;
                                                   MISCELLANEOUS - Voting Rights
                  b) Allocations, Transfers        INVESTMENT OPTIONS - Transfers
                  c) Changes in contracts or
                  operations                       INVESTMENT OPTIONS - Separate Account Variable
                                                   Investment Options -  Adding, Deleting, or Substituting
                                                   Variable Investment Options
                  d) Contract owner inquiries      Cover Page; Table of Contents Page; Last Page
Item 8.           Annuity Period
                  a) Level of benefits             POLICY DISTRIBUTIONS - Annuity Income Phase
                  b) Annuity commencement date     POLICY DISTRIBUTIONS - Annuity Income Phase
                  c) Annuity payments              POLICY DISTRIBUTIONS - Annuity Income Phase
                  d) Assumed investment return     N/A
                  e) Minimums                      POLICY DISTRIBUTIONS - Annuity Income Phase
                  f) Rights to change options or
                  transfer investment base         POLICY DISTRIBUTIONS - Annuity Income Phase
Item 9.           Death Benefit
                  a) Death benefit calculation     POLICY DISTRIBUTIONS - Death Benefits
                  b) Forms of benefits             POLICY DISTRIBUTIONS - Annuity Income Phase
Item 10.          Purchases and Contract Values
                  a) Procedures for purchases      Cover Page;  IMPORTANT POLICY
                                                   PROVISIONS - Policy
                                                   Application   and   Issuance;
                                                   IMPORTANT POLICY PROVISIONS -
                                                   Your Policy Value
                  b) Accumulation unit value       IMPORTANT POLICY PROVISIONS - Your Policy Value





                  c) Calculation of accumulation unit
                  value                            IMPORTANT POLICY PROVISIONS - Your Policy Value
                  d) Principal underwriter         MISCELLANEOUS - Distributor of the Policies
Item 11.          Redemptions
                  a) Redemption procedures         POLICY DISTRIBUTIONS - Withdrawals
                  b) Texas Optional Retirement
                  Program                          N/A
                  c) Delay                         IMPORTANT POLICY PROVISIONS - Delay of Payments
                  d) Lapse                         N/A
                  e) Revocation of rights          IMPORTANT POLICY PROVISIONS - Policy Application
                     and Issuance
Item 12.          Taxes
                  a) Tax consequences              FEDERAL TAX MATTERS
                  b) Qualified plans               FEDERAL TAX MATTERS
                  c) Impact of taxes               FEDERAL TAX MATTERS
Item 13.          Legal Proceedings                MISCELLANEOUS - Legal Proceedings
Item 14.          Table of Contents for Statement of
                  Additional Information           Statement of Additional Information Table of Contents

PART B
FORM N-4          ITEM                             HEADING IN STATEMENT OF ADDITIONAL INFORMATION

Item 15.          Cover Page.......................Cover Page
Item 16.          Table of Contents................Table of Contents
Item 17.          General Information and History
                  a) Name change/Suspended Sales...N/A
                  b) Attribution of Assets.........N/A
                  c) Control of Depositor..........General Information and History
Item 18.          Services
                  a) Fees, expenses and costs......N/A
                  b) Management-related services...N/A
                  c) Custodian and independent public
                  accountant.......................Services
                  d) Other custodianship...........N/A
                  e) Administrative servicing agentN/A
                  f) Depositor as principal
                  underwriter......................N/A
Item 19.          Purchase of Securities Being Offered
                  a) Manner of Offering............N/A
                  b) Sales load....................N/A
Item 20.          Underwriters
                  a) Depositor or affiliate as principal
                  underwriter......................Underwriters
                  b)continuous offering............Underwriters
                  c) Underwriting commissions......Underwriters
                  d) Payments of underwriter.......N/A
Item 21.          Calculation of Performance Data..Calculation of Performance
Item 22.          Annuity Payments.................N/A
Item 23.          Financial Statements
                  a) Registrant....................Financial Statements
                  b) Depositor.....................Financial Statements


                            FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK LOGO
                                First Ameritas Variable Annuity Separate Account
--------------------------------------------------------------------------------

PROSPECTUS: __________, 2000

OVERTURE  ACCLAIM !(sm)
Flexible Premium
Deferred Variable Annuity Policy
--------------------------------------------------------------------------------



    This prospectus describes the Policy, especially its Separate Account. The Policy is designed to help you, the Policy Owner, invest on a tax-deferred basis and meet long-term financial goals. As an annuity, it also provides you with several ways to receive regular income from your investment. An initial minimum payment is required. Further investment is optional.

    You may allocate all or part of your investment among variable investment options (where you have the investment risk, including possible loss of principal) with allocated indirect interests in non-publicly traded portfolios from these series funds:



                    Series Fund issuing the Subaccount
                        variable investment option
 Referred to as:          underlying portfolios:         Portfolio Fund Advisor - Subadvisors

ALGER               The Alger American Fund              Fred Alger Management, Inc.
------------------- ------------------------------------ --------------------------------------
AMERITAS            Calvert Variable Series, Inc.        Ameritas Investment Corp.
PORTFOLIOS          Ameritas Portfolios                  -Fred Alger Management, Inc. (Fred Alger)
                                                         -Calvert Asset Management Company,
                                                         Inc.(Calvert)
                                                         -Massachusetts Financial Services
                                                         Company (MFS Co.)
                                                         -State Street Global Advisors (State Street)
------------------- ------------------------------------ --------------------------------------
CALVERT SOCIAL      Calvert Variable Series, Inc.        Calvert Asset Managment Company, Inc.
                    Calvert Social Portfolios
------------------- ------------------------------------ --------------------------------------
FIDELITY            Variable Insurance Products:         Fidelity Management & Research
                    Service Class 2                      Company
------------------- ------------------------------------ --------------------------------------
MFS                 MFS Variable Insurance Trust         Massachusetts Financial Services
                                                         Company
------------------- ------------------------------------ --------------------------------------
MORGAN STANLEY      Universal Institutional Funds, Inc.  Morgan Stanley Asset Management
------------------- ------------------------------------ --------------------------------------


or you may allocate all or part of your investment to a Fixed Account fixed interest rate option (where we have the investment risk and guarantee a certain return on your investment).

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. It provides information you should consider before investing in a Policy. Prospectuses for the portfolios underlying the Subaccount variable investment option are available without charge from your sales representative or from our Service Center.

A Statement of Additional Information and other information about us and the Policy, with the same date as this prospectus, is on file with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. For a free copy, access it on the SEC's Web site (WWW.SEC.GOV/EDAUX/PROSPECT.HTM, and type in "First Ameritas"), or write or call us. The Table of Contents for the Statement of Additional Information is on the last page of this prospectus.



 THE SEC DOES NOT PASS UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS, AND HAS
   NOT APPROVED OR DISAPPROVED THE POLICY. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


      NOT FDIC INSURED        o   MAY LOSE VALUE        o NO BANK GUARANTEE


--------------------------------------------------------------------------------
          FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK (WE, US, OUR)
     DIRECT APPLICATION & RELATED QUESTIONS TO US AT: 400 RELLA BLVD, #304, SUFFERN, NY 10901. 1-877-380-1586 DIRECT ALL ELSE TO US AT: SERVICE CENTER,
            P.O. BOX 82550, LINCOLN, NEBRASKA 68501. 1-800-745-1112.
                            www.newyork.ameritas.com
 -------------------------------------------------------------------------------




TABLE OF CONTENTS                                                                BEGIN ON PAGE
----------------------------------------------------------------------------------------------


CONTACTING US.     To answer your                 DEFINED TERMS                                           3
questions or to send additional                   POLICY OVERVIEW                                         4
premium, contact your sales                       FEE TABLES                                              6
representative or write or call us at:            FINANCIAL INFORMATION                                   9
                                                  IMPORTANT POLICY PROVISIONS                             9
                                                        POLICY APPLICATION AND ISSUANCE
First Ameritas Life                                     YOUR POLICY VALUE
Insurance Corp. of New York                             TELEPHONE TRANSACTIONS
      Service Center                                    DELAY OF PAYMENTS
      P.O. Box 82550                                    BENEFICIARY
      Lincoln, Nebraska 68501                           MINOR OWNER OR BENEFICIARY
           or                                           POLICY CHANGES
      5900 "O" Street                                   Optional Features
      Lincoln, Nebraska 68510                      INVESTMENT OPTIONS                                    14
      Telephone: 1-800-745-1112                      Separate Account Variable Investment Options
      Fax: 1-800-745-6153                            Fixed Account Fixed Interest Rate Option
      www.first.ameritas.com                         Transfers
                                                     Third-Party Services
Express mail  packages  should be                    Systematic Transfer Programs: Dollar Cost Averaging,
sent to our street  address,  not                      Portfolio Rebalancing, Earnings Sweep
our P.O. Boxaddress.                              FEES                                                   18
                                                     WITHDRAWAL CHARGE - NONE
INITIAL APPLICATION and questions                    MORTALITY AND EXPENSE RISK CHARGE
regarding it should be directed to us at:            ADMINISTRATIVE FEES
                                                       ADMINISTRATIVE EXPENSE FEE, ANNUAL POLICY FEE
      400 Rella Blvd, # 304                          TRANSFER FEE
      Suffern, NY 10901                              TAX CHARGES
      Telephone:  1-877-380-1586                  FEES CHARGED BY THE PORTFOLIOS
      Fax:                                           OPTIONAL FEATURES' FEES
                                                  POLICY DISTRIBUTIONS                                   20
SENDING FORMS, WRITTEN NOTICE                        WITHDRAWALS
AND WRITTEN REQUESTS IN "GOOD                        DEATH BENEFITS
ORDER."  If you are writing to change                ANNUITY INCOME PHASE
your beneficiary,  request a withdrawal           FEDERAL TAX MATTERS                                    24
or for any other purpose,  contact us or             TAXATION OF NONQUALIFIED POLICIES
your sales  representative to learn what             TAXATION OF QUALIFIED POLICIES
information is required for the request              POSSIBLE TAX LAW CHANGES
to be in "good  order." We can only act           MISCELLANEOUS                                          27
upon  requests that are received in good             ABOUT OUR COMPANY
order.                                               DISTRIBUTION OF THE POLICIES
                                                     VOTING RIGHTS
REMEMBER, THE CORRECT FORM is important              DISTRIBUTION OF MATERIALS
for us to accurately process your Policy             ADVERTISING
elections and changes. Many can be found             LEGAL PROCEEDINGS
on our website "on-line services" site.           APPENDIX A: VARIABLE INVESTMENT OPTION PORTFOLIOS      A:1
Or, call us at our toll-free number and           APPENDIX B: TAX-QUALIFIED PLAN DISCLOSURES             B:1
we'll send you the form you need.                 THANK YOU.  IF YOU HAVE QUESTIONS, ...              Last Page
                                                  STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS


FALIC Overture Acclaim !
                                            - 2 -

DEFINED TERMS
--------------------------------------------------------------------------------


ACCUMULATION UNITS are an accounting unit of measure used to calculate the Policy value allocated to Subaccounts of the Separate Account. It is similar to a share of a mutual fund. The Policy describes how Accumulation Units are calculated.

ANNUITANT  is  the  person  on  whose  life  annuity  payments   involving  life
contingencies are based and who receives Policy annuity payments.

ANNUITY DATE is the date annuity income payouts are scheduled to begin. This date is identified on the Policy Schedule page of your Policy. You may change this date, as permitted by the Policy and described in this prospectus.

BENEFICIARY(IES)
   OWNER'S BENEFICIARY(IES) is the person(s) or legal entity who becomes the Policy Owner upon the Owner's death and who receives the death benefit payable upon the Owner's death prior to the Annuity Date. If none is named, those benefits are paid to the Owner's estate.
   ANNUITANT'S BENEFICIARY(IES) is the person(s) or legal entity who receives the death benefit payable upon the Annuitant's death.
   If either an Owner or Annuitant's Beneficiary is named in the application, but not both, we presume you intend that person(s) or entity to serve both roles.

BUSINESS DAY is each day that the New York Stock Exchange is open for trading. CASH SURRENDER VALUE is the Policy value less applicable Policy fee, outstanding loans, and any premium tax charge not previously deducted.

OWNER, YOU, YOUR is you -- the person(s) or legal entity who may exercise all rights and privileges under the Policy. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Policy.

POLICY YEAR/MONTH/ANNIVERSARY are measured from respective anniversary dates of the date of issue of this Policy.

SUBACCOUNT  is a division  within the  Separate  Account for which  Accumulation
Units are separately maintained. Each Subaccount corresponds to a single underlying non-publicly traded portfolio issued through a series fund.

WE, US, OUR, FIRST AMERITAS, FALIC - First Ameritas Life Insurance Corp. of New York.

WRITTEN NOTICE OR REQUEST -- Written notice, signed by you, on a form approved by or acceptable to us, that gives us the information we require and is received at FALIC, Service Center, P.O. Box 82550, Lincoln, NE 68501 (or 5900 "O" Street, Lincoln, NE 68510), fax 1-800-745-6153. Call us if you have questions about what form or information is required.
--------------------------------------------------------------------------------




 THIS  PROSPECTUS  MAY ONLY BE USED TO OFFER THE  POLICY  WHERE THE  POLICY  MAY
 LAWFULLY  BE  SOLD.  THE  POLICY,   AND  CERTAIN  FEATURES  DESCRIBED  IN  THIS
 PROSPECTUS, MAY NOT BE AVAILABLE IN ALL STATES.

IF YOUR POLICY IS ISSUED AS PART OF A QUALIFIED PLAN UNDER THE INTERNAL REVENUE CODE, REFER TO ANY PLAN DOCUMENTS AND DISCLOSURES FOR INFORMATION ABOUT HOW SOME OF THE BENEFITS AND RIGHTS OF THE POLICY MAY BE AFFECTED.

                              NO ONE IS AUTHORIZED
         TO GIVE INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE POLICY
                         THAT IS NOT IN THIS PROSPECTUS.
  IF ANYONE DOES SO, YOU SHOULD NOT RELY UPON IT AS BEING ACCURATE OR ADEQUATE.


FALIC Overture Acclaim !
                                      - 3 -

POLICY OVERVIEW
--------------------------------------------------------------------------------


        THE FOLLOWING IS INTENDED AS A SUMMARY. PLEASE READ EACH SECTION OF THIS PROSPECTUS FOR ADDITIONAL DETAIL.

        The OVERTURE ACCLAIM ! POLICY is a variable annuity savings vehicle offering a variety of investment options to help meet long-term financial goals. It is available from us in New York only. Associated charges are discussed in this prospectus' FEE TABLES and FEES sections. You can allocate your premiums among a wide spectrum of Separate Account variable investment options or to a Fixed Account fixed interest rate option. On the Separate Account variable investment options you may gain or lose money on your investment. On the Fixed Account option, we guarantee you will earn a fixed rate of interest. The investment options are described on this prospectus' cover and the INVESTMENT OPTIONS section.


|_|     COMPARISON TO OTHER POLICIES AND
        INVESTMENTS

A significant advantage of the Policy is that it provides the ability to accumulate capital on a tax- deferred basis. The purchase of a Policy to fund a tax- qualified retirement account does not provide any additional tax deferred treatment beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits and guaranteed fees.

        COMPARED TO FIXED ANNUITIES. The Policy is like a fixed annuity in most ways except for its variable investment features. The Policy is different from fixed- interest annuities in that, to the extent you select Separate Account variable investment options, your Policy value will reflect the investment experience of the selected variable investment options, so you have both the investment risk (including possible loss of principal) and opportunity, not us.

        COMPARED TO MUTUAL FUNDS. Although the Separate Account variable investment options' underlying portfolios operate like publicly traded mutual funds and have the same investment risks, in many ways the Policy differs from publicly traded mutual fund investments. Unlike publicly traded mutual funds, the Policy has these features:

o    Accumulates capital on a tax-deferred basis.
o A guaranteed minimum return on your investment (if you choose a Fixed Account option).
o    Can provide  annuity  payments  for the rest of your life or for some other period.
o    Provides a death benefit that could be higher than the value of the Policy.
o Federal income tax liability on any earnings generally is deferred until you receive a distribution from the Policy.
o You can transfer money from one underlying investment portfolio to another without tax liability.
o Dividends and capital gains distributed by the variable investment options' underlying portfolios are automatically reinvested and are reflected in the portfolio's value.
o Insurance-related charges not associated with direct mutual fund investments are deducted from the value of the Policy.
o Withdrawals before age 59 1/2generally are subject to a 10% federal tax penalty. Also, Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income when distributed, although taxation of them is deferred until such earnings are distributed. Taxable earnings are considered to be paid out first followed by the return of your premiums.
o You have a short time period to review your Policy and cancel it for a return of premium paid. The terms of this "right to examine" period vary by state (see the cover of your Policy).
o We, not you, own the shares of the variable investment option's underlying portfolios. You have interests in the Separate Account Subaccounts that invest in the underlying portfolios that you select.


|_|     TAX-QUALIFIED PLANS

        The Policy can be used to fund a tax-qualified plan such as an IRA or Roth IRA (including for rollovers from tax-sheltered annuities), SEP, or SIMPLE IRA, etc. This Prospectus generally addresses the terms that affect a non-tax-qualified annuity. If your Policy funds a tax-qualified plan, read the Qualified Plan Disclosures in this prospectus' APPENDIX B to see how they might change your Policy rights and requirements. Contact us if you have questions about the use of the Policy in these or other tax-qualified plans.


FALIC Overture Acclaim !
                                      - 4 -

|_|     POLICY OPERATION & FEATURES

PREMIUMS.
o  Minimum initial premium: $25,000.
o Minimum additional premium is $1,000, or $50 per month if by monthly electronic funds transfer.
o No additional premiums will be accepted after the earlier of the Annuity Date or the Annuitant's 85th birthday without our approval.

INVESTMENT OPTIONS.
o Variable investment option allocations are invested in Subaccounts of the Separate Account, which in turn invest in corresponding underlying portfolios. Fixed Account allocations are invested in our general account and we guarantee a fixed rate of interest.
o You may transfer between investments, subject to limits. Dollar cost averaging, portfolio rebalancing and earnings sweep systematic investment programs are available.

DEDUCTIONS FROM ASSETS.
(SEE FEE TABLES ON NEXT PAGES.)

Deductions from entire Policy value:
o Generally, premium taxes, if any. (Some states levy this tax when premium is paid.)
o  Policy fee, if any.
o  Charges for selected optional features.

Deductions from Separate Account assets only:
o  Mortality and expense risk charge.
o  Administrative expense charge.
o  Underlying portfolio investment advisory fees and operating expenses.

WITHDRAWALS.
o  There are no Policy withdrawal charges applied to withdrawals.
o  Each withdrawal must be at least $250.

ANNUITY INCOME.
o  Several fixed annuity income options are available.


                                   Premiums to
                                   Your Policy
                            --------------------------

                First Ameritas Life Insurance Corp. of New York
               ---------------------------------------------------

                              Investment Options
               ---------------------------------------------------
                  Fixed          First Ameritas Variable Annuity
                 Account                Separate Account

               POLICY VALUE        Variable Investment Options
                RECEIVES A     POLICY VALUE MAY VARY DAILY DEPENDING UPON
                GUARANTEED     THE INVESTMENT PERFORMANCE OF THE UNDERLYING
               FIXED INTEREST              PORTFOLIOS.
                  RATE.
               ------------
                                         The Subaccounts
                               -----------------------------------
                                    A           B         Etc.
                               ----------- ----------- -----------

                               Underlying  Underlying     Etc.
                               Portfolio A Portfolio B
                               ----------- ----------- -----------
                                 Fees (DEDUCTIONS FROM ASSETS)
               ------------    -----------------------------------

                 Withdrawals           Death            Annuity
                                     Benefit            Income
                                                       Options
               --------------     -------------     --------------

DEATH BENEFIT.
o A standard death benefit is paid upon the death of the Annuitant. For an additional charge, an optional feature guaranteed minimum death benefit is available.

OPTIONAL FEATURES.
o Optional features available are listed in this prospectus' IMPORTANT POLICY PROVISIONS section. Most can only be elected at Policy issue and only if you and the Annuitant are then not older than age 70.


FALIC Overture Acclaim !
                                      - 5 -

|_|     POLICY PHASES

        The Policy is a deferred annuity: it has an accumulation (or deferral) phase and an annuity income phase.

        ACCUMULATION PHASE. During the accumulation phase, any earnings that you leave in the Policy are not taxed. During this phase you can invest additional money into the Policy, transfer amounts among the investment options, and withdraw some or all of the value of your Policy. Some restrictions may apply to transfers (especially to transfers out of the Fixed Account). Withdrawals may be subject to income tax and a penalty tax.

        ANNUITY INCOME PHASE. The accumulation phase ends and the annuity income phase begins on a date you select or the later of the fifth Policy Anniversary or Anniversary nearest the annuitant's 85th birthday. During the annuity income phase, we will make periodic payments to the Annuitant, unless you specify otherwise. You can select payments that are guaranteed to last for the Annuitant's entire life or for some other period. Some or all of each payment will be taxable.


FEE TABLES                   (> = Base Policy Fee; x = Optional Feature Fee)
--------------------------------------------------------------------------------

     The following charts show the fees that may affect your Policy value. The fees shown do not reflect any premium tax that may apply.


-----------------------------------------------------------------------------------------------
>       = Base Policy Fees.                                                          Fee
-----------------------------------------------------------------------------------------------
TRANSACTION FEES
-----------------------------------------------------------------------------------------------
>      WITHDRAWAL CHARGE                                                            NONE
-----------------------------------------------------------------------------------------------
>       TRANSFER FEE (per     >       first 15 transfers per year                    $0
   transfer)                  >       over 15 transfers in one Policy Year,          $10
                                        we may charge ...
-----------------------------------------------------------------------------------------------
ANNUAL POLICY FEE  (Guaranteed maximum  fee is $40.  Waived if Policy value is at least
                    $50,000.)
-----------------------------------------------------------------------------------------------
>      Current Base Policy Fee                                                      $36
-----------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES
          (deducted daily from assets allocated to the Separate Account Subaccounts to equal the annual % shown )
-----------------------------------------------------------------------------------------------
>       MORTALITY & EXPENSE RISK CHARGE                                             1.25%
-----------------------------------------------------------------------------------------------
>       ADMINISTRATIVE EXPENSE FEE                                                  0.15%
-----------------------------------------------------------------------------------------------
TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES (deducted daily from assets allocated to the Separate
                                         Account Subaccounts to equal the annual % shown )
-----------------------------------------------------------------------------------------------
          TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES                                    1.40%
-----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------- ---------------
x  = Optional Feature Fees.                                                          Fee
------------------------------------------------------------------------------- ---------------
OPTIONAL FEATURE FEE
          (deducted monthly from Policy value to equal the annual % shown )
-----------------------------------------------------------------------------------------------
x       OPTIONAL "PERIODIC STEP-UP" GUARANTEED MINIMUM DEATH BENEFIT
x       Period is one year.                                                         0.25%
------------------------------------------------------------------------------ ----------------


SUBACCOUNT UNDERLYING PORTFOLIO ANNUAL EXPENSES
--------------------------------------------------------------------------------
   The following chart shows the expenses charged in the year 1999 by each Subaccount underlying portfolio before each fund provided us with the daily net asset value. We then deduct applicable Separate Account charges from the net asset value in calculating the unit value of the corresponding Subaccount. The management fees and other expenses are more fully described in the prospectus for each underlying portfolio. Information relating to the underlying portfolios was provided by the underlying portfolios and was not independently verified by us.



FALIC Overture Acclaim !
                                      - 6 -

-------------------------------------------------------------------------------------------------
                                                                                   Total
                                                             Total  Waivers and  after waivers and
     Subaccount's underlying     Management   12b-1   Other   Fund    Reductions  reductions,
     Portfolio Name                Fees        Fees    Fees   Fees                if any
-------------------------------------------------------------------------------------------------
ALGER
o  Alger American Balanced           0.75%      -     0.18%    0.93%       -         0.93%
o  Alger American Leveraged AllCap   0.85%      -     0.08%    0.93%       -         0.93%
AMERITAS PORTFOLIOS (SUBADVISOR)
o  Ameritas Growth (FRED ALGER)      0.80%      -     0.10%    0.90%     0.09%       0.81%
o  Ameritas Income & Growth
   (FRED ALGER)                      0.68%      -     0.12%    0.79%     0.09%       0.70%
o  Ameritas MidCap Growth
   (FRED ALGER)                      0.85%      -     0.12%    0.97%     0.11%       0.86%
o  Ameritas Small Capitalization
   (FRED ALGER)                      0.90%      -     0.10%    1.00%      0.08%       0.92%
o  Ameritas Money Market (CALVERT)   0.25%      -     0.08%    0.33%      0.05%       0.28%
o  Ameritas Emerging Growth (MFS CO.)0.80%      -     0.18%    0.98%      0.11%       0.87%
o  Ameritas Growth With Income
   (MFS CO.)                         0.80%      -     0.46%    1.26%     0.36%       0.90%
o  Ameritas Research (MFS CO.)       0.80%      -     0.62%    1.42%     0.54%       0.88%
o  Ameritas Index 500 (STATE STREET) 0.29%      -     0.11%    0.40%     0.10%       0.30%
CALVERT SOCIAL
o  CVS Social Balanced               0.70%      -   0.19%(1)   0.89%       -         0.89%
o  CVS Social International Equity   1.10%      -   0.50%(1)  1.60%(2)     -         1.60%
o  CVS Social Mid Cap Growth         0.90%      -   0.21%(1)   1.11%       -         1.11%
o  CVS Social Small Cap Growth       1.00%      -   0.58%(1)   1.58%       -         1.58%
FIDELITY (SERVICE CLASS 2)
o  VIP Asset Manager                 0.53%    0.25%   0.11%    0.89%       -        0.89%(3)
o  VIP Asset Manager: Growth         0.58%    0.25%   0.15%    0.98%       -        0.98%(3)
o  VIP Contrafund                    0.58%    0.25%   0.12%    0.95%       -        0.95%(3)
o  VIP Equity-Income                 0.48%    0.25%   0.10%    0.83%       -        0.83%(3)
o  VIP Growth                        0.58%    0.25%   0.10%    0.93%       -        0.93%(3)
o  VIP High Income                   0.58%    0.25%   0.12%    0.95%       -         0.95%
o  VIP Investment Grade Bond         0.43%    0.25%   0.14%    0.82%       -         0.82%
o  VIP Overseas                      0.73%    0.25%   0.18%    1.16%       -        1.16%(3)
MFS
o  Global Governments                0.75%      -   0.30%(5)   1.05%     0.14%      0.91%(6)
o  New Discovery                     0.90%      -   1.59%(5)   2.49%     1.42%      1.07%(6)
o  Utilities                         0.75%      -   0.16%(5)   0.91%       -         0.91%
MORGAN STANLEY
o  Emerging Markets Equity           1.25%      -     2.62%    2.62%     0.83%      1.79%(7)
o  Global Equity                     0.80%      -     1.48%    1.48%     0.33%      1.15%(7)
o  International Magnum              0.80%      -     1.67%    1.67%     0.51%      1.16%(7)
o  U.S. Real Estate                  0.80%      -     1.90%    1.90%     0.80%      1.10%(7)

(1) "Other Fees" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly would be as follows:
               CVS Social Balanced                0.86%
               CVS Social International Equity    1.50%
               CVS Social Mid Cap Growth          1.02%
               CVS Social Small Cap Growth        1.15%

(2) Total expenses reflect expenses expected to be incurred in 2000, resulting from a change in 1999 to the administrative services agreement, as approved by the shareholders.

(3)  A portion of the brokerage  commissions  that certain Funds pay was used to
     reduce  Fund  expenses.   Also,  through  arrangements  with  certain  Fund
     custodians, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable Fund's expenses. After reductions, total operating expenses would have been:
               VIP Asset Manager: Service Class 2        0.88%
               VIP Asset Manager: Growth: Service Class 20.97%
               VIP Contrafund: Service Class 2           0.92%
               VIP Equity-Income: Service Class 2        0.82%
               VIP Growth: Service Class 2               0.91%
               VIP Overseas: Service Class2              1.13%

(4) Fred Alger Management, Inc. agreed to reimburse the portfolios to the extent that the aggregate annual expenses (excluding interest, taxes, fees for brokerage services and extraordinary expenses) exceed, respectively:
     Alger American Balanced, 1.25%, and Alger American Leveraged AllCap, 1.50%. Included in "Other Fees" of Leveraged AllCap is 0.01% of interest expense.

(5) Each MFS portfolio has an expense offset arrangement which reduces the portfolio's custodian fee based upon the amount of cash maintained by the portfolio with its custodian and dividend disbursing agent. Each portfolio may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the portfolio's expenses). "Other Fees" do not take into account these expense reductions and are therefore higher than the actual expenses of the portfolio. Had these reductions been taken into account, "Total (reflecting waivers and/or reimbursements, if any)" would be lower: 0.90% for MFS Utilities and MFS Global Governments funds and 1.05% for MFS New Discovery fund.

(6) MFS contractually agreed, subject to reimbursement, to bear expenses for the MFS Global Governments and MFS New Discovery funds such that the each portfolio's "Other Fees" (after taking into account the expense offset arrangement described at (4), above) do not exceed 0.15% of the average daily net assets of the portfolio during the current fiscal year. MFS Utilities portfolio has no such limitation. These contracted fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the portfolio.


FALIC Overture Acclaim !
                                      - 7 -

(7)  The portfolio's  investment  adviser has  voluntarily  agreed to reduce its management fee and/or reimburse each portfolio so that total annual operating expenses for each portfolio will not exceed:
               Emerging Markets Equity            1.75%
               Global Equity                      1.15%
               International Magnum fund          1.15%
               U.S. Real Estate fund              1.10%

    The investment adviser reserves the right to terminate any waiver and/or reimbursement at any time and without notice.

    In determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on borrowing are excluded from annual operating expenses. If these expenses were incurred, the portfolio's total expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratios shown above.

    For the year ended December 31, 1999, after giving effect to the above voluntary management fee waiver and/or expense reimbursement, the total expenses for each portfolio, including certain investment related expenses, were as stated in the table.


Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

We may receive administrative fees from the investment advisers of certain portfolios. We currently do not assess a separate charge against our Separate Account or Fixed Account for any income taxes. We may, however, make such a charge in the future if income or gains within the Separate Account will incur any income tax liability, or if tax treatment of us changes.

    EXAMPLES. The following chart shows the overall expenses you would pay under an average Policy with a Policy value of $60,000 under certain assumptions if you elected every optional feature to the Policy (the optional guaranteed minimum death benefit feature) and we charged our guaranteed maximum fee for each feature (instead of any lower current fees being charged). In total, these examples assume charges of 1.40% Separate Account annual expenses, 0.25% of other Policy value annual expenses for optional features, a $40 Policy fee, plus the underlying portfolio 1999 expenses. If you select no optional features, your expenses could be less than shown. If our current fees are less than the guaranteed maximum fees, your expenses could also be less than shown. If your Policy size is less than $60,000 or the underlying portfolio expenses are greater, your expenses could be greater than shown. The examples assume that the fee waiver and expense reimbursement limits set forth in the chart above will be received, but do not reflect any premium tax charge since New York presently does not levy one on Policy premium. The example amounts are illustrative only, and should not be considered a representation of past or future expenses. Your actual expenses may be greater or less than those shown in the chart.

-----------------------------------------------------------------------------------------------
                                                1. Surrender Policy at end of the time period;
                                                2. Annuitize Policy at the end of the time
An Owner  would pay the  following  expenses                  period; or
on  a  $1,000  investment,   assuming  a  5%    3. Policy is not surrendered and is not
annual return on assets if:                                   annuitized. ($)
-----------------------------------------------------------------------------------------------
         Variable Investment Option             1 Yr         3 Yr        5 Yr        10 Yr
-----------------------------------------------------------------------------------------------
                   ALGER
Alger American Balanced                          $24         $74         $126         $269
Alger American Leveraged AllCap                  $24         $74         $126         $269
      AMERITAS PORTFOLIOS (subadvisor)
Ameritas Growth (Fred Alger)                     $23         $70         $120         $257
Ameritas Income & Growth (Fred Alger)            $22         $67         $114         $246
Ameritas MidCap Growth (Fred Alger)              $23         $72         $123         $262
Ameritas Small Capitalization (Fred Alger)       $24         $73         $126         $268
Ameritas Money Market (Calvert)                  $17         $54          $93         $202
Ameritas Emerging Growth (MFS Co.)               $23         $72         $123         $263
Ameritas Growth With Income (MFS Co.)            $24         $73         $125         $266
Ameritas Research (MFS Co.)                      $23         $72         $124         $264
Ameritas Index 500 (State Street)                $18         $55          $94         $204
               CALVERT SOCIAL
CVS Social Balanced                              $24         $73         $124         $265
CVS Social International Equity                  $31         $94         $159         $334
CVS Social Mid Cap Growth                        $26         $79         $135         $287
CVS Social Small Cap Growth                      $30         $93         $158         $332
-----------------------------------------------------------------------------------------------


FALIC Overture Acclaim !
                                      - 8 -

-----------------------------------------------------------------------------------------------
                                                1. Surrender Policy at end of the time period;
                                                2. Annuitize Policy at the end of the time
An Owner  would pay the  following  expenses                  period; or
on  a  $1,000  investment,   assuming  a  5%    3. Policy is not surrendered and is not
annual return on assets if:                                   annuitized. ($)
-----------------------------------------------------------------------------------------------
         Variable Investment Option             1 Yr         3 Yr        5 Yr        10 Yr
-----------------------------------------------------------------------------------------------
         FIDELITY (Service Class 2)
VIP Asset Manager                                $24         $73         $124         $265
VIP Asset Manager: Growth                        $24         $75         $129         $274
VIP Contrafund                                   $24         $74         $127         $271
VIP Equity-Income                                $23         $71         $121         $259
VIP Growth                                       $24         $74         $126         $269
VIP High Income                                  $24         $74         $127         $271
VIP Investment Grade Bond                        $23         $70         $121         $258
VIP Overseas                                     $26         $81         $138         $292
                    MFS
Global Governments                               $24         $73         $125         $267
New Discovery                                    $25         $78         $133         $283
Utilities                                        $24         $73         $125         $267
               MORGAN STANLEY
Emerging Markets Equity                          $33         $99         $168         $352
Global Equity                                    $26         $80         $137         $291
International Magnum                             $26         $81         $138         $292
U.S. Real Estate                                 $26         $79         $135         $286
-----------------------------------------------------------------------------------------------

        THESE EXAMPLES REFLECT SEPARATE ACCOUNT AND 1999 UNDERLYING PORTFOLIO EXPENSES. THE $40 GUARANTEED MAXIMUM ANNUAL POLICY FEE IS REFLECTED AS A DAILY 0.07% CHARGE IN THESE EXAMPLES, BASED ON AN AVERAGE POLICY VALUE OF $60,000.

  The Fee Tables are designed to help you understand the various costs and expenses that a Policy Owner will bear directly or indirectly. For more information, read this prospectus' FEES section and the prospectus for each Subaccount's underlying portfolio.


FINANCIAL INFORMATION
--------------------------------------------------------------------------------


        We provide Accumulation Unit value history for each of the Separate Account variable investment options. However, since this Policy's Separate Account variable investment options just commenced operation on the effective date of this prospectus, there is no history to report. Future updated Policy prospectuses will disclose this information. Financial statements of our company are included in the Statement of Additional Information; to learn how to get a copy, see the front or back page of this prospectus.


IMPORTANT POLICY PROVISIONS                       (X = OPTIONAL FEATURE)
--------------------------------------------------------------------------------


        The OVERTURE ACCLAIM ! Policy is a flexible premium deferred variable annuity policy. The Policy allows you to save and invest your assets on a tax-deferred basis. A feature of the Policy distinguishing it from non- annuity investments is its ability to guarantee annuity payments to you for as long as the Annuitant lives or for some other period you select. In addition, if the Annuitant dies before those payments begin, the Policy will pay a death benefit to the Annuitant's Beneficiary. Many key rights and benefits under the Policy are summarized in this prospectus; however, you must refer to the Policy itself for the actual terms of the Policy. You may obtain a copy of the Policy from us. The Policy can be purchased as a tax-qualified or nonqualified annuity. The Policy remains in force until surrendered for its Cash Surrender Value, or all proceeds have been paid under an annuity income option or as a death benefit.


FALIC Overture Acclaim !
                                      - 9 -

|_|     POLICY APPLICATION AND ISSUANCE
REPLACING AN EXISTING ANNUITY
POLICY IS NOT ALWAYS YOUR BEST
CHOICE.  EVALUATE ANY
REPLACEMENT CAREFULLY.


        To purchase a Policy, you must submit an application and a minimum initial premium. A Policy usually will be issued only if you and the Annuitant are age 0 through 85, nearest birthday. We reserve the right to reject any application or premium for any reason.

        If your application is in good order upon receipt, we will credit your initial net premium to the Policy value in accordance with the "right to examine" rules in your state within two Business Days after the later of the date we receive your application or your premium. If the application is incomplete or otherwise not in good order, we will contact you within five Business Days to explain the delay; at that time we will refund your initial premium unless you consent to our retaining it to apply it to your Policy once all Policy issuance requirements are met.

        The Policy Date is the date two days after we receive your application and initial premium. It is the date used to determine Policy Anniversaries and Policy Years. No Policy will be dated on or after the 29th day of a month.

        You can purchase a tax-qualified Policy in connection with a in connection with a number of arrangements, including Section 401(a) pension or profit-sharing plans, or an IRA, Roth IRA, SIMPLE IRA, SEP, 403(b) (TSAs), and 457 deferred compensation plans, subject to certain limitations. See this prospectus' FEDERAL TAX MATTERS section for details. Call us if to see if the Policy may be issued as part of other kinds of plans or arrangements.

o       APPLICATION IN GOOD ORDER
        All application questions must be answered, but particularly note these requirements:
          o The Owner's and the Annuitant's full name, Social Security number, and date of birth must be included.
          o Be certain you identify both an Owner's Beneficiary and an Annuitant's Beneficiary, as they have different rights under the Policy, and failure to name an Owner's Beneficiary will cause any death benefit payable upon the Owner's death to be paid to the Owner's estate.
          o Your premium allocations must be completed, be in whole percentages, and total 100%.
          o    Initial premium must meet minimum premium requirements.
          o Your signature and your agent's signature must be on the application.
          o Identify the type of plan, whether it is nonqualified or, if qualified, the type of qualified plan.
          o    City, state and date application was signed must be completed.
          o    If you  have  one,  give us your  e-mail  address  to  facilitate receiving updated Policy information by internet delivery.
          o    There may be forms in addition to the application required by law or regulation, especially when a qualified plan or replacement is involved.
          o    Your agent must be both properly licensed and appointed with us.

o       PREMIUM REQUIREMENTS
        Your premium checks should be made payable to "First Ameritas Life Insurance Corp. of New York." We may postpone crediting any payment made by check to your Policy value until the check has been honored by your bank. Payment by certified check, banker's draft, or cashier's check will be promptly applied. Under our electronic fund transfer program, you may select a monthly payment schedule for us to automatically deduct premiums from your bank account or other sources. Total premiums for all annuities held with us for the same Annuitant may not exceed $1 million without our consent.

        INITIAL PREMIUM
          o    The only premium required. All others are optional.
          o Must be at least $25,000. We have the right to change these premium requirements, and to accept a smaller initial premium if payments are established as part of a regularly billed program (electronic funds transfer, payroll deduction, etc.) or as part of a tax-qualified plan.

        ADDITIONAL PREMIUMS
          o Must be at least $1,000; $50 if payments are established as part of a regularly billed program (electronic funds transfer, payroll deduction, etc.) or a tax-qualified plan. We have the right to change these premium requirements.
          o Will not be accepted, without our approval, on or after the later of (i) the Policy Anniversary following your or the Annuitant's 85th birthday or (ii) the Annuity Date.

FALIC Overture Acclaim !
                                     - 10 -

o       ALLOCATING YOUR PREMIUMS
        You must allocate your premiums among the variable investment options or the Fixed Account fixed interest rate option. Initial allocations in your Policy application will be used for additional premiums until you change your allocation. If you do not specify any allocation, we will not accept your premium.

       o Allocations must be in whole percentages, and total 100%.
       o You may change your allocation by sending us Written Notice or through an authorized telephone transaction. The change will apply to premiums received on or after the date we receive your Written Notice or authorized telephone transaction.
       o All premiums will be allocated pursuant to your instructions on record with us, except your initial premium and any additional premiums received during your Policy's "right to examine" period may be subject to special requirements.

        "RIGHT TO EXAMINE" PERIOD ALLOCATIONS
        RETURN OF VALUE STATE. Because New York permits us to refund your Policy value upon your cancellation of the Policy during the "right to examine" period, we will allocate your initial premium to your selected variable investment options on the date of issue of the Policy.

|_|     YOUR POLICY VALUE

        On your Policy's date of issue, the Policy value equals the initial premium less any charge for applicable premium taxes. On any Business Day thereafter, the Policy value equals the sum of the values in the Separate Account variable investment options and the Fixed Account. The Policy value is expected to change from day to day, reflecting the expenses and investment experience of the selected variable investment options (and interest earned in the Fixed Account options) as well as the deductions for fees under the Policy.

o       SEPARATE ACCOUNT VALUE
        Premiums or transfers allocated to Subaccounts are accounted for in Accumulation Units. The Policy value held in the Separate Account Subaccounts on any Business Day is determined by multiplying each Subaccount's Accumulation Unit value by the number of Subaccount units allocated to the Policy. Each Subaccount's Accumulation Unit value is calculated at the end of each Business Day as follows:

          (a) the net asset value of the Subaccount's underlying portfolio as of the end of the current Business Day plus any dividend or capital gain distribution declared and unpaid by the underlying portfolio during that Business Day, times the number of shares held by the Subaccount, before the purchase or redemption of any shares on that date; minus
          (b)   the daily administrative expense fee; minus
          (c) the daily mortality and expense risk charge; and this result divided by
          (d) the total number of Accumulation Units held in the Subaccount on the Business Day before the purchase or redemption of any Accumulation Units on that day.

        When transactions are made to or from a Subaccount, the actual dollar amounts are converted to Accumulation Units. The number of Accumulation Units for a transaction is found by dividing the dollar amount of the transaction by the Accumulation Unit value on the Business Day the transaction is made.

o       FIXED ACCOUNT VALUE
        The Policy value of the Fixed Account (the fixed interest rate investment option) on any Business Day equals:
          (a) the Policy value of the Fixed Account at the end of the preceding Policy month; plus
          (b) any net premiums credited since the end of the previous Policy month; plus
          (c) any transfers from the Subaccounts credited to the Fixed Account since the end of the previous Policy month; minus
          (d)  any  transfers  and  transfer  fee from the Fixed  Account to the
               Subaccounts since the end of the previous Policy month; minus
          (e)  any partial withdrawal taken from the Fixed Account since the end of the previous Policy month; minus
          (f) the Fixed Account's share of the annual Policy fee on the Policy Anniversary, plus
          (g)  interest credited on the Fixed Account balance.


FALIC Overture Acclaim !
                                     - 11 -

|_|     TELEPHONE TRANSACTIONS

TELEPHONE TRANSACTIONS PERMITTED
o   Transfers.
o Establish systematic transfer programs. o Change of premium allocations.

HOW TO AUTHORIZE TELEPHONE TRANSACTIONS
o Upon your authorization on the Policy application or in Written Notice to us, you, your registered representative or a third person named by you may do telephone transactions on your behalf. You bear the risk of the accuracy of any designated person's instructions to us.

TELEPHONE TRANSACTION RULES:
o Must be received by close of the New York Stock Exchange ("NYSE") (usually 3 p.m. Central Time); if later, the transaction will be processed the next day the NYSE is open.
o  will be recorded for your protection.
o For security, you or your authorized designee must provide your Social Security number and/or other identification information.
o  May be discontinued at any time as to some or all Owners.
We are not liable for following telephone transaction instruction we reasonably believe to be genuine.

|_|     DELAY OF PAYMENTS

        We will usually pay any amounts from the Separate Account requested as a partial withdrawal or cash surrender within 7 days after we receive your Written Notice. We can postpone such payments or any transfers out of a Subaccount if:
(i) the NYSE is closed for other than  customary  weekend and holiday  closings;
(ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the net assets of the Separate Account; or (iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or (iv) exist.

        We may defer payments of partial withdrawals or a cash surrender from the Fixed Account for up to 6 months from the date we receive your Written Notice.

|_|     BENEFICIARY

        You  may  change  Policy   beneficiary(ies)   (Owner's  Beneficiary  and
Annuitant's Beneficiary) by sending Written Notice to us, unless the named beneficiary is irrevocable. Once we record and acknowledge the change, it is effective as of the date you signed the Written Notice. The change will not apply to any payments made or other action taken by us before recording. If the named beneficiary is irrevocable you may change the named beneficiary only by Written Notice signed by both you and the beneficiary. If more than one named beneficiary is designated, and you fail to specify their interest, they will share equally.

        If there are joint Owners, the surviving joint Owner will be deemed the Owner's Beneficiary, and the Owner's Beneficiary named in the Policy application or subsequently changed will be deemed the contingent Owner's Beneficiary. If both joint Owners die simultaneously and, any death benefit payable because of an Owner's death will be paid to the contingent Owner's Beneficiary.

        If the Owner's Beneficiary is your surviving spouse, the spouse may elect either to receive the death benefit payable upon your death, in which case the Policy will terminate, or to continue the Policy in force with the spouse as Owner.

        If there is no named Owner's Beneficiary or Annuitant's Beneficiary, an either dies before you, then you or your estate is the Beneficiary until you name a new Beneficiary. If you have either a named Annuitant's Beneficiary or Owner's Beneficiary, but not both, we will presume you intend the named person(s) or legal entity to serve both beneficiary roles.

        The Owner's Beneficiary assumes ownership of the Policy upon the Owner's death, and also then receives distribution of Policy assets pursuant to federal tax requirements. The Annuitant's Beneficiary receives the death benefit payable upon the Annuitant's death.


FALIC Overture Acclaim !
                                     - 12 -

|_|     MINOR OWNER OR BENEFICIARY

        A minor may not own the Policy solely in the minor's name and cannot receive payments directly as a Policy beneficiary. Contrary to common belief, in most states parental status does NOT automatically give parents the power to provide an adequate release to us to make beneficiary payments to the parent for the minor's benefit. A minor can "own" a Policy through the trustee of a trust established for the minor's benefit, or through the minor's named and court appointed guardian, who owns the Policy in his or her capacity as trustee or guardian. Where a minor is a named beneficiary, we are able to pay the minor's beneficiary payments to the minor's trustee or guardian. Some states allow us to make such payments up to a limited amount directly to parents. Parents seeking to have a minor's interest made payable to them for the minor's benefit are encouraged to check with their local court to determine the process to be appointed as the minor's guardian; it is often a very simple process that can be accomplished without the assistance of an attorney. If there is no adult representative able to give us an adequate release for payment of the minor's beneficiary interest, we will retain the minor's interest on deposit until the minor attains the age of majority.

|_|     POLICY CHANGES

        Any change to your Policy is only effective if on a form acceptable to us, and then only once it is received at our Service Office and recorded on our records. Information on how to contact us to determine what information is needed and where you can get various forms for Policy changes is shown on this Prospectus' first two pages and last page.

|_|     POLICY TERMINATION

        We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy. See this prospectus' POLICY
DISTRIBUTIONS: WITHDRAWALS section for more information.

        If you have paid no premiums during the previous 36-month period, we have the right to pay you the total value of your Policy in a lump sum and cancel the Policy if (i) the Policy value is less than $1,000 (does not apply to IRAs), or (ii) the paid-up life-time income annuity benefit at maturity, based on an accumulation of the Policy value to maturity, would be less than $20 per month. We will not impose a withdrawal charge on involuntary terminations.

|_|     X OPTIONAL FEATURES

        This Policy allows you the opportunity to select, and pay for an optional feature. This optional feature is currently only available at Policy issue, and is only available if you and the Annuitant are then not older than age 70. The optional feature is principally described in the prospectus section noted below:

OPTIONAL FEATURE                          PROSPECTUS SECTION WHERE IT IS COVERED
X Optional Guaranteed Minimum
    Death Benefit features                POLICY DISTRIBUTIONS:  Death Benefits
Charges for the optional feature are shown in this prospectus' FEE TABLES section.

FALIC Overture Acclaim !
                                     - 13 -

INVESTMENT OPTIONS
--------------------------------------------------------------------------------


THE VALUE OF YOUR POLICY WILL GO UP OR DOWN BASED ON THE INVESTMENT PERFORMANCE OF THE VARIABLE INVESTMENT OPTIONS YOU CHOOSE. The investment results of each variable investment option are likely to differ significantly, and vary over time. They do not earn a fixed interest rate. Please consider carefully, and on a continuing basis, which investment options best suit your long-term investment objectives and risk tolerance.

    We recognize you have very personal goals and investment strategies. The Policy allows you to choose from a wide array of investment options - each chosen for its potential to meet specific investment objectives.

    You may allocate all or a part of your premiums among 30 Separate Account variable investment options or the Fixed Account fixed interest rate option. Allocations must be in whole percentages and total 100%. The variable investment options, which invest in underlying portfolios, are listed and described in APPENDIX A to this prospectus.

|_| SEPARATE  ACCOUNT  VARIABLE  INVESTMENT  OPTIONS  (ALSO SEE  APPENDIX A)

     THE UNDERLYING PORTFOLIOS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS, AND ARE NOT THE SAME AS OTHER PUBLICLY TRADED MUTUAL FUNDS WITH VERY SIMILAR OR NEARLY IDENTICAL NAMES. They are only available as separate account subaccount investment options in life insurance policies or variable annuity policies issued by insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.
     Even if the investment objectives and policies of some underlying portfolios available under the Policy may be very similar to the investment objectives and policies of publicly traded mutual funds that are or may be managed by the same investment adviser or manager, the investment performance and results of the portfolios available under the Policy may vary significantly from the investment results of such other publicly traded mutual funds.
     You should read the prospectuses for the underlying portfolios together with this Policy prospectus for more information.

     The Separate Account provides you with variable investment options in the form of underlying portfolio investments. Each underlying portfolio is an open-end investment management company. When you allocate investments to an underlying portfolio, those investments are placed in a Subaccount of the Separate Account corresponding to that portfolio, and the Subaccount in turn invests in the portfolio. The Policy value of your Policy depends directly on the investment performance of the portfolios that you select.

     The Separate Account is registered with the SEC as a unit investment trust. However, the SEC does not supervise the management or the investment practices or policies of the Separate Account or First Ameritas. The Separate Account was established as a separate investment account of First Ameritas under New York law on March 21, 2000. Under New York law, we own the Separate Account assets, but they are held separately from our other assets and are not charged with any liability or credited with any gain of business unrelated to the Separate Account. Any and all distributions made by the underlying portfolios, with respect to the shares held by the Separate Account, will be reinvested in additional shares at net asset value. We are responsible to you for meeting the obligations of the Policy, but we do not guarantee the investment performance of any of the variable investment options' underlying portfolios. We do not make any representations about their future performance.

     YOU BEAR THE RISK THAT THE VARIABLE INVESTMENT OPTIONS YOU SELECT MAY
        FAIL TO MEET THEIR OBJECTIVES, THAT THEY COULD GO DOWN IN VALUE,
                       AND THAT YOU COULD LOSE PRINCIPAL.

    Each Subaccount underlying portfolio operates as a separate investment fund, and the income or losses of one generally has no effect on the investment performance of any other. Complete descriptions of each variable investment option's investment objectives and restrictions and other material information related to an investment in the variable investment option are contained in the prospectuses for each of the series funds which accompany this prospectus.


FALIC Overture Acclaim !
                                     - 14 -

o       ADDING, DELETING, OR SUBSTITUTING VARIABLE INVESTMENT OPTIONS
        We do not control the Subaccounts' underlying portfolios, so we cannot guarantee that any of the portfolios will always be available. We retain the right to change the investments of the Separate Account, and to eliminate the shares of any Subaccount underlying portfolio and substitute shares of another series fund portfolio. If the shares of the underlying portfolio are no longer available for investment or if, in our judgment, investment in the portfolio would be inappropriate in view of the purposes of the Separate Account, we will first notify you and receive any necessary SEC and state approval before making such a change.

        New Separate Account underlying portfolios may be added, or existing funds eliminated, when, in our sole discretion, conditions warrant a change. If a portfolio is eliminated, we will ask you to reallocate any amount in the eliminated portfolio. If you do not reallocate these amounts, we will automatically reinvest them in the Ameritas Money Market portfolio.

        If we make a portfolio substitution or change, we may change the Policy to reflect the substitution or change. Our Separate Account may be (i) operated as an investment management company or any other form permitted by law, (ii) deregistered with the SEC if registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent permitted by law, we also may transfer assets of the Separate Account to other accounts.

|_|     FIXED ACCOUNT FIXED INTEREST RATE OPTION

ALL AMOUNTS ALLOCATED TO THE FIXED ACCOUNT BECOME ASSETS OF OUR GENERAL ACCOUNT. INTEREST IN THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED WITHE THE SEC AND IS NOT SUBJECT TO SEC REGULATION, NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY WITH THE SEC. THEREFOR, SEC STAFF HAVE NOT REVIEWED THE FIXED ACCOUNT DISCLOSURES IN THIS PROSPECTUS.

     There is one fixed interest rate option ("Fixed Account"), where we bear the investment risk. We guarantee that you will earn a minimum interest rate that will yield at least 3% per year, compounded annually. We may declare a higher current interest rate. Whatever interest rate we declare will be guaranteed for the Policy Year. However, you bear the risk that we will not credit more interest than will yield the minimum guaranteed rate per year for the life of the Policy. We have sole discretion over how assets allocated to the Fixed Account are invested, and we bear the risk that those assets will perform better or worse than the amount of interest we have declared. The focus of this prospectus is to disclose the Separate Account aspects of the Policy. For additional details regarding the Fixed Account, read the Policy.

|_|     TRANSFERS

        The Policy is designed for long-term investment, not for use with professional "market timing" services or use with programmed, large or frequent transfers. Excessive transfers could harm other Policy Owners by having a detrimental effect on investment portfolio management. We reserve the right to reject any specific premium allocation or transfer request, if in the judgment of a Subaccount portfolio fund advisor, a Subaccount portfolio would be unable to invest effectively in accordance with its investment objectives and policies, or if Policy owners would otherwise potentially be adversely affected.

         Subject to restrictions during the "right to examine period" and prior to the Annuity Date, you may transfer Policy value from one Subaccount to another, from the Separate Account to the Fixed Account, or from the Fixed Account to any Subaccount, subject to these rules:


FALIC Overture Acclaim !
                                     - 15 -

        TRANSFER RULES:
       o A transfer is considered any single request to move assets from one or more Subaccounts or the Fixed Account to one or more of the other Subaccounts or the Fixed Account.
       o We must receive notice of the transfer- either Written Notice, an authorized telephone transaction, or by internet when available.
       o The transferred amount must be at least $250, or the entire Subaccount or Fixed Account value if it is less. (If the value remaining after a transfer will be less the $250 in a Subaccount or $100 in the Fixed Account, we will include that amount as part of the transfer.)
          - If the Dollar Cost Averaging systematic transfer program is used, then the minimum transfer amount out of a Subaccount or the Fixed Account is the lesser of $100 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the value of the Fixed Account at the time the Dollar Cost Averaging program is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited.
          - The Portfolio Rebalancing and Earnings Sweep systematic transfer programs have no minimum transfer limits.
       o The first 15 transfers each Policy Year from one investment option to another are free. Thereafter, transfers may result in a $10 charge for each transfer. This fee is deducted on a pro-rata basis from balances in all Subaccounts and the Fixed Account, so is not subtracted from the amount of the transfer. Transfers under any systematic transfer program DO count toward the 15 free transfer limit.
       o A transfer from the Fixed Account (except made pursuant to a systematic transfer program):
          -    may be made only once each Policy Year;
          -    may be delayed up to six months;
          -    is limited during any Policy Year to the greater of:
               - 25% of the Fixed account value on the date of the initial transfer during that year;
               - the greatest amount of any similar transfer out of the Fixed Account during the previous 13 months; or
               -    $1,000.

       o We reserve the right to limit transfers, or to modify transfer privileges, and we reserve the right to change the transfer rules at any time.
       o If the Policy value in any Subaccount falls below $250, we may transfer the remaining balance, without charge, to the Ameritas Money Market portfolio.

|_|     THIRD-PARTY SERVICES

        Where permitted and subject to our rules, we may accept your authorization to have a third party (such as your sales representative or someone else you name) exercise transfers or investment allocations on your behalf. Third-party transfers and allocations are subject to the same rules as all other transfers and allocations. You can make this election on the application or by sending us Written Notice. Please note that any person or entity you authorize to make transfers or allocations on your behalf, including any investment advisory, asset allocation, money management or timing service, does so independently from any agency relationship they may have with us for the sale of the Policies. They are accountable to you alone for such transfers or allocations. We are not responsible for such transfers or allocations on your behalf, or recommendations to you, by such third-party services. You should be aware that fees charged by such third-party services for their service are separate from and in addition to fees paid under the Policy.


|_|     SYSTEMATIC TRANSFER PROGRAMS

Systematic Transfer Programs are intended to result in the purchase of more Accumulation Units when a portfolio's value is low, and fewer units when its value is high. However, there is no guarantee that such a program will result in a higher Policy value, protect against a loss, or otherwise be successful.

O       DOLLAR COST AVERAGING PROGRAM
     Dollar Cost Averaging allows you to automatically transfer, on a periodic basis, a set dollar amount or percentage from the Ameritas Money Market Subaccount or the Fixed Account to any other Subaccount(s) or the Fixed Account. Requested percentages are converted to a dollar amount. You can begin Dollar Cost Averaging when you purchase the Policy or later. You can increase or decrease the amount or percentage of transfers or discontinue the program at any time.

FALIC Overture Acclaim !
                                     - 16 -

        DOLLAR COST AVERAGING RULES:
       o There is no additional charge for the Dollar Cost Averaging program.
       o We must receive notice of your election and any changed instruction - either Written Notice, by telephone transaction instruction, or by internet when available..
       o Automatic transfers can only occur monthly.
       o The minimum transfer amount out of the Ameritas Money Market portfolio or the Fixed Account is the lesser of $250 or the balance in the Subaccount or Fixed Account. Under this program, the maximum amount that may be transferred from the Fixed Account each month is 1/36th of the Fixed Account value at the time Dollar Cost Averaging is established. While a Dollar Cost Averaging program is in effect, elective transfers out of the Fixed Account are prohibited. There is no maximum transfer amount limitation applicable to any of the Subaccounts.
       o Dollar Cost Averaging program transfers cannot begin before the end of a Policy's "right to examine" period.
       o You may specify that transfers be made on the 1st through the 28th day of the month. Transfers will be made on the date you specify (or if that is not a Business Day, then on the next Business Day). If you do not select a date, the program will begin on the next Policy month anniversary following the date the Policy's "right to examine" period ends.
       o You can limit the number of transfers to be made, in which case the program will end when that number has been made. Otherwise, the program will terminate when the amount remaining in the Ameritas Money Market portfolio or the Fixed Account is less than $100.

         The Dollar Cost Averaging program does not protect against a loss and may not achieve your investment goal.

O       PORTFOLIO REBALANCING PROGRAM
        The Portfolio Rebalancing program allows you to rebalance your Policy value among designated Subaccounts only as you instruct. You may change your rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

        PORTFOLIO REBALANCING PROGRAM RULES:
      o  There is no additional charge for the Portfolio Rebalancing program.
      o  The Fixed Account is excluded from this program.
      o You must request the rebalancing program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
      o  You may have rebalancing occur quarterly, semi-annually or annually.

        The Portfolio Rebalancing program does not protect against a loss and may not achieve your investment goal.

O       EARNINGS SWEEP PROGRAM
        The Earnings Sweep program allows you to rebalance earnings from your Subaccounts among designated investment options (Subaccounts or the Fixed Account), either based on your original Policy allocation of premiums or pursuant to new allocation instructions. You may change your Earnings Sweep program rebalancing allocation instructions at any time. Any change will be effective when the next rebalancing occurs.

        EARNINGS SWEEP PROGRAM RULES:
        o There is no additional  charge for the Earnings Sweep  program.
        o The Fixed Account is included in this program.
        o You must request the Earnings Sweep program, give us your rebalancing instructions, or request to end this program either by Written Notice, by telephone transaction instruction, or by internet when available.
        o You may have your earnings rebalanced quarterly, semi-annually or annually.

        The Earnings Sweep program does not protect against a loss and may not achieve your investment goal.


FALIC Overture Acclaim !
                                     - 17 -

FEES                           (> = BASE POLICY FEE;  X = OPTIONAL FEATURE FEE)
--------------------------------------------------------------------------------


        The following repeats and adds to information provided in the FEE TABLES section. Please review both prospectus sections for information on fees.

|_|     WITHDRAWAL CHARGE - NONE

|_|     MORTALITY AND EXPENSE RISK CHARGE

         > We impose a daily fee to compensate us for the mortality and expense risks we have under the Policy. This fee is equal to an annual rate of 1.25% of the value of the net assets in the Separate Account. This fee is reflected in the Accumulation Unit values for each Subaccount.

        Our MORTALITY RISK arises from our obligation to make annuity payments and to pay death benefits prior to the Annuity Date. The mortality risk we assume is that annuitants will live longer than we project, so our cost in making annuity payments will be higher than projected. However, an Annuitant's own longevity, or improvement in general life expectancy, will not affect the periodic annuity payments we pay under your Policy. Another mortality risk we assume is that at your death the death benefit we pay will greater than the Policy value.

        Our EXPENSE RISK is that our costs to administer your Policy will exceed the amount we collect through administrative charges.

        If the mortality and expense risk charge does not cover our costs, we bear the loss, not you. If the charge exceeds our costs, the excess is our profit. If the withdrawal charge does not cover our Policy distribution costs, the deficiency is met from our general account assets, which may include amounts, if any, derived from this mortality and expense risk charge.

|_|     ADMINISTRATIVE FEES

        Administrative fees help us cover our cost to administer your Policy.

        ADMINISTRATIVE EXPENSE FEE
         > This fee is equal to an annual rate of 0.15% of the value of the net assets in the Separate Account. This fee is reflected in the Accumulation Unit values for each Subaccount.

        ANNUAL POLICY FEE
         > Currently $36. We reserve the right to charge an annual Policy fee not to exceed $40.

        Any Policy Fee is deducted from your Policy value on the last Business Day of each Policy Year and upon a complete surrender. This fee is levied by canceling Accumulation Units. It is deducted from each Subaccount in the same proportion that the value in each Subaccount bears to the total Policy value in the Separate Account. We currently waive any Policy Fee if the Policy value is at least $50,000.

|_|     TRANSFER FEE

         > The first 15 transfers per Policy Year from Subaccounts or the Fixed Account are free. A transfer fee of $10 may be imposed for any transfer in excess of 15 per Policy Year. The transfer fee is deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Owner is invested.

|_|     TAX CHARGES

        New York currently does not level any premium tax on annuity policies. No charges are currently made for taxes other than premium taxes. We reserve the right to levy charges in the future for taxes or other costs resulting from taxes that we determine are properly attributable to the Separate Account.


FALIC Overture Acclaim !
                                     - 18 -

|_|     FEES CHARGED BY THE PORTFOLIOS

         > Each Subaccount's underlying portfolio has investment advisory fees and expenses. They are set forth in this prospectus' FEE TABLE section and described in more detail in each fund's prospectus. A portfolio's fees and expenses are not deducted from your Policy value. Instead, they are reflected in the daily value of portfolio shares which, in turn, will affect the daily Accumulation Unit value of the Subaccounts. These fees and expenses help to pay the portfolio's investment adviser and operating expenses.

|_|     OPTIONAL FEATURE'S FEES

        X The optional feature is principally described in the prospectus section noted below:

OPTIONAL FEATURE                          PROSPECTUS SECTION WHERE IT IS COVERED
X Optional Guaranteed Minimum
    Death Benefit features POLICY DISTRIBUTIONS: Death Benefits Charges for the optional feature are shown in this prospectus' FEE TABLES section.




------------------------
WAIVER OF CERTAIN FEES
        When the Policy is sold in a manner that results in savings of sales or administrative expenses, we reserve the right to waive all or part of any fee we charge (excluding fees charged by the portfolios) under the Policy. Factors we consider include one or more of the following: size and type of group to whom the Policy is issued; amount of expected premiums; relationship with us (employee of us or an affiliated company, receiving distributions or making transfers from other policies we or one of our affiliates issue or transferring amounts held under qualified retirement plans we or one of our affiliates sponsor); type and frequency of administrative and sales services provided; or level of annual maintenance fee.
        Any fee waiver will not be discriminatory and will be done according to our rules in effect at the time the Policy is issued. We reserve the right to change these rules. The right to waive any fees may be subject to state approval.



FALIC Overture Acclaim !
                                     - 19 -

POLICY DISTRIBUTIONS                               ( X = OPTIONAL FEATURE)
--------------------------------------------------------------------------------


        There are several ways to take all or part of your investment out of your Policy, both before and after the Annuity Date. Tax penalties and withdrawal charges may apply to amounts taken out of your Policy before the Annuity Date. Your Policy also provides a death benefit (including, for an additional charge, an optional feature guaranteed minimum death benefit) that may be paid upon your death prior to the Annuity Date. All or part of a death benefit may be taxable.

|_|     WITHDRAWALS
Withdrawals may be subject to:
    -   Income Tax
    -   Penalty Tax


    You may withdraw, by Written Notice, all or part of your Policy's Cash Surrender Value prior to the Annuity Date. Following a full surrender of the Policy, or at any time the Policy value is zero, all your rights in the Policy end. Total surrender requires you to return your Policy to us.

    Earnings are deemed to be withdrawn before any premium.

        WITHDRAWAL RULES
       o Withdrawals must be by Written Notice. A request for a systematic withdrawal plan must be on our form and must specify a date for the first payment, which must be at least 30 days after we receive the form.
       o Minimum withdrawal is $250 from any investment option.
       o We may treat any partial withdrawal that leaves a Policy value of less than $1,000 as a complete surrender of the Policy.
       o Withdrawal results in cancellation of Accumulation Units from each applicable Subaccount and deduction of Policy value from any Fixed Account option in the ratio that the value of each such investment option bears to the Policy value (i.e., pro rata from each applicable investment option). If you do not specify which investment option(s) to take the withdrawal from, it will be taken from each investment option in the proportion that the Policy value in each investment option bears to the total Policy value.
       o The total amount paid to you upon total surrender of the Policy (taking any prior partial withdrawals into account) may be less than the total premiums made, because you bear the investment risk for all amounts you allocate to the Separate Account.
       o Unless you give us Written Notice not to withhold taxes from a withdrawal, we must withhold 10% of the taxable amount withdrawn to be paid as a federal tax, as well as any amounts required by state laws to be withheld for state income taxes.

o       SYSTEMATIC WITHDRAWAL PLAN
        The systematic withdrawal plan allows you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Policy value from a specified investment option monthly, quarterly, semi-annually or annually. We can support and encourage your use of electronic fund transfer of systematic withdrawal plan payments to an account of yours that you specify to us. The fixed dollar amount of systematic withdrawals may be calculated in support of Internal Revenue Service minimum distribution requirements over the lifetime of the Annuitant. No systematic withdrawal may be established after the 28th of each month. Although this plan mimics annuity payments, each distribution is a withdrawal that may be taxable; you may wish to consult a tax advisor before requesting this plan.



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|_| DEATH BENEFITS

An Annuitant's death benefit is payable upon:
  - your Policy being in force;
  - receipt of Due Proof of Death of the
    Annuitant's death;
  - election of an annuity income option; and
  - proof that the Annuitant died before any annuity payments begin.

"DUE PROOF OF DEATH" is a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to us.

o ANNUITANT'S DEATH BENEFIT
  We will pay the Annuitant's death benefit after we receive Due Proof of Death of the last Annuitant's death or as soon thereafter as we have sufficient information about the Annuitant's Beneficiary to make the payment. Death benefits may be paid pursuant to an annuity income option to the extent allowed by applicable law and any settlement agreement in effect at your death. If the Annuitant's Beneficiary does not make an annuity income option election within 60 days of our receipt of Due Proof of Death, we will issue a lump-sum payment to the Annuitant's Beneficiary.

  We will deduct any applicable premium tax not previously deducted from the death benefit payable.

  STANDARD ANNUITANT'S DEATH BENEFIT
  Upon the last surviving Annuitant's death before the Annuity Date, the Policy will end, and we will pay a death benefit to the named Annuitant's Beneficiary. The death benefit equals the largest of:
        - your Policy value on the later of the date we receive Due Proof of Death or an annuity payout option election less any charge for applicable premium taxes; or
        -  the sum of net premiums, less partial withdrawals.

        If you, a joint Owner, or the last surviving Annuitant dies on or after the Annuity Date and before all proceeds have been paid, no death benefit is payable, but any remaining proceeds will be paid to the designated annuity benefit payee based on the annuity income option in effect at the time of death.

        X OPTIONAL GUARANTEED MINIMUM DEATH BENEFIT FEATURE
        You may elect an optional Guaranteed Minimum Death Benefit feature, for a charge deducted monthly from Policy value equal to an annual charge of 0.25% of Policy value. Your election must be made when the Policy is issued, and only if you and the Annuitant are then not older than age 70. Your election cannot be changed or revoked. This feature ends at the Annuitant's age 85. This optional feature provides the opportunity to enhance the Policy's death benefit if Subaccount underlying portfolios should sharply decrease in value. See this prospectus' FEES and FEE TABLES sections for more information on the charge for this optional feature.

        X  OPTIONAL "PERIODIC STEP-UP" GUARANTEED MINIMUM DEATH BENEFIT
        At Policy issue, the guaranteed minimum death benefit amount is the amount of the initial premium. Thereafter, the guaranteed minimum death benefit amount for a given Policy Year is equal to the greater of:
          (a) the Policy value at the time Due Proof of Death for the last surviving Annuitant is received,
          (b)  the sum of premiums paid less withdrawals, or
          (c) the Annuitant's death benefit on the Policy Anniversary when the most recent death benefit "step-up" occurred.
The "step-up" interval is stated in your Policy's schedule page for this feature. For the Annuitant's attained ages 80-85, the guaranteed minimum death benefit amount is the guaranteed minimum death benefit on the Annuitant's 80th birthday adjusted by adding subsequent premiums paid and subtracting withdrawals made. After the Annuitant's 85th birthday, the guaranteed minimum death benefit is $0, so that the Annuitant's death benefit is just the standard death benefit available under the Policy. A monthly charge from Policy value equal to an annual charge of 0.25% is deducted for this feature.

X       IRS REQUIRED DISTRIBUTION UPON DEATH OF OWNER
        Upon the Owner's death, the Owner's Beneficiary becomes the new Policy Owner and can determine how to distribute Policy value pursuant to IRS requirements. Until a distribution election is made, the Owner's Beneficiary controls Policy value (right to make transfers, etc.). Federal law requires that if your Policy is tax non-qualified and you, the Owner, die before the Annuity Date, then the entire value of your Policy must be distributed within 5 years of your death. The 5-year rule does not apply to that portion of the proceeds which
(a) is for the benefit of an individual Owner's Beneficiary; and (b) will be paid over the lifetime or the life expectancy of that Owner's Beneficiary as long as payments begin not later than one year after the date of your death. Special rules may apply to your surviving spouse. The Statement of Additional Information has a more detailed description of these rules. Other required distribution rules apply to tax-qualified Policies and are described in this prospectus' APPENDIX B.

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        If  an  Owner  of  the   Policy  is  a   corporation,   trust  or  other
non-individual, we treat the primary Annuitant as an Owner for purposes of the IRS required distribution. The "primary Annuitant" is that individual whose life affects the timing or the amount of any death benefit paid under the Policy. A change in the primary Annuitant will be treated as the death an Owner.

        Any IRS required distributions made upon the Owner's death while withdrawal charges apply will incur a withdrawal charge. The withdrawal charge will be deducted from the amount of each payment made.

|_|     ANNUITY INCOME PHASE
Annuity payments:
    - require investments to be allocated to our general account, so are not variable.
    - may be taxable and, if premature, subject to a tax penalty


    A primary function of an annuity contract, like this Policy, is to provide annuity payments to the Annuitant. The level of annuity payments is determined by your Policy value, the Annuitant's sex (except where prohibited by law) and age, and the annuity income option selected. All or part of your Policy Cash Surrender Value may be placed under one or more annuity income option.

    Annuity payments must be made to individuals receiving payments on their own behalf, unless otherwise agreed to by us. Any annuity income option is only effective once we acknowledge it. We may require initial and ongoing proof of the Owner's or Annuitant's age or survival. Unless you specify otherwise, the payee is the Annuitant.

    Payments under the annuity income options are FIXED ANNUITY PAYMENTS based on a fixed rate of interest at or higher than the minimum effective annual rate which is guaranteed to yield 3% on an annual basis. We have sole discretion whether or not to pay a higher interest rate for annuity income options 1, 2, or 3 (see below). Current immediate annuity rates for options 4 or 5 for the same class of annuities are used if higher than the guaranteed amounts (guaranteed amounts are based upon the tables contained in the Policy). The guaranteed amounts are based on the 1983 Table "a" Individual Annuity Table projected 17 years, and an interest rate which is guaranteed to yield 3% on an annual basis. Current interest rates, and further information, may be obtained from us. The amount of each fixed annuity payment is set and begins on the Annuity Date, and does not change.

o   WHEN ANNUITY INCOME PAYMENTS BEGIN
    You select the Annuity Date by completing an election form that you can request from us at any time. This date may not be any earlier than the fifth Policy anniversary. If you do not specify a date, the Annuity Date will be the later of the Policy Anniversary nearest the Annuitant's 85th birthday or the fifth Policy Anniversary. Tax-qualified Policies may require an earlier Annuity Date. You may change this date by sending Written Notice for our receipt at least 30 days before the then current Annuity Date.

The longer the guaranteed or projected annuity income option period, the lower the amount of each annuity payment.

o   SELECTING AN ANNUITY INCOME OPTION
    You choose the annuity income option by completing an election form that you can request from us at any time. You may change your selection during your life by sending Written Notice for our receipt at least 30 days before the date annuity payments are scheduled to begin. If no selection is made by then, we will apply the Policy Cash Surrender Value to make annuity payments under annuity income option 4 providing lifetime income payments.
    If you die before the Annuity Date (and the Policy is in force), your beneficiary may elect to receive the death benefit under one of the annuity income options (unless applicable law or a settlement agreement dictate otherwise).

o   ANNUITY INCOME OPTIONS
     Once fixed annuity payments under an annuity income option begin, they cannot be changed. (We may allow the beneficiary to transfer amounts applied under options 1, 2, or 3 to option 4, 5 or 6 after the Annuity Date. However, we reserve the right to discontinue this practice.) When the Annuitant or Owner dies, we will pay any unpaid guaranteed payments to the payee's beneficiary. Upon the last payee's death, we will pay any unpaid guaranteed payments to that payee's estate.
    NOTE: UNLESS YOU ELECT AN ANNUITY INCOME OPTION WITH A GUARANTEED PERIOD OR OPTION 1, IT IS POSSIBLE THAT ONLY ONE ANNUITY PAYMENT WOULD BE MADE UNDER THE ANNUITY PAYOUT OPTION IF THE ANNUITANT DIES BEFORE THE DUE DATE OF THE SECOND ANNUITY PAYMENT, ONLY TWO ANNUITY PAYMENTS WOULD BE MADE IF THE ANNUITANT DIED BEFORE THE DUE DATE OF THE THIRD

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ANNUITY PAYMENT, ETC.
    Part or all of any annuity payment may be taxable as ordinary income. If, at the time annuity payments begin, you have not given us Written Notice to not withhold federal income taxes, we must by law withhold such taxes from the taxable portion of each annuity payment and remit it to the Internal Revenue Service. (Withholding is mandatory for certain tax-qualified Policies.)
    We may pay your Policy proceeds to you in one sum if they are less than $1,000, or when the annuity income option chosen would result in periodic payments of less than $20. If any annuity payment would be or becomes less than $20, we also have the right to change the frequency of payments to an interval that will result in payments of at least $20. In no event will we make payments under an annuity option less frequently than annually.

    The annuity income options are:

(1) INTEREST PAYMENT. While proceeds remain on deposit, we annually credit interest to the proceeds. The interest may be paid to the payee or added to the amount on deposit.

(2) DESIGNATED AMOUNT ANNUITY. Proceeds are paid in monthly installments of a specified amount over at least a 5-year period until proceeds, with interest, have been fully paid.

(3) DESIGNATED PERIOD ANNUITY. Proceeds are paid in monthly installments for the specified period chosen. Monthly incomes for each $1,000 of proceeds, which include interest, are illustrated by a table in the Policy.

(4) LIFETIME INCOME ANNUITY. Proceeds are paid as monthly income during the Annuitant's life. Variations provide for guaranteed payments for a period of time.

(5) JOINT AND LAST SURVIVOR LIFETIME INCOME ANNUITY. Proceeds are paid as monthly income during the joint Annuitants' lives and until the last of them dies.

(6)  LUMP SUM. Proceeds are paid in one sum.


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



FEDERAL TAX MATTERS
--------------------------------------------------------------------------------


        The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws, or to address any federal estate, or state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Policy. This discussion of federal income tax consideration relating to the Policy is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS").

        When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If you invest money (generally on a pre-tax basis) in an annuity as part of a pension or retirement plan that is subject to requirements and may have additional benefits under the Internal Revenue Code beyond those generally applicable to annuities (e.g., "qualified plan" such as IRAs, TSAs, and the like), your contract is called a "Qualified Policy." Other annuities, in which already taxed money is invested (other than as part of a qualified plan which can accept after-tax deposits), are referred to as a "Nonqualified Policy." The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan.

|_|     TAXATION OF NONQUALIFIED POLICIES

        If a non-natural person (e.g., a corporation or a trust) owns a Nonqualified Policy, the taxpayer generally must include in income any increase in the excess of the Policy value over the investment in the Policy (generally, the premiums paid for the Policy) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

        THE FOLLOWING DISCUSSION GENERALLY APPLIES TO POLICIES OWNED BY NATURAL PERSONS.

O WITHDRAWALS. When a withdrawal from a Nonqualified Policy occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Policy value immediately before the distribution over the Owner's investment in the Policy (generally, the premiums paid for the Policy, reduced by any amount previously distributed from the Policy that was not subject to tax) at that time. In the case of a surrender under a Nonqualified Policy, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the Policy.

o PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution from a Nonqualified Policy, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:
  - made on or after the taxpayer  reaches age 59 1/2;
  - made on or after an Owner's death;
  - attributable to the taxpayer's becoming disabled;
    or
  - made as part of a series of substantially equal periodic payments for the life (or life expectancy) of the taxpayer.

  Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax.

o ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the Policy ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the Policy has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

o TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from the Policy because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the Policy, or (ii) if distributed under an annuity income option, they are taxed in the same way as annuity payments.


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o TRANSFERS,  ASSIGNMENT  OR EXCHANGES OF A POLICY.  A transfer or assignment of ownership of the Policy, the designation of an Annuitant, the selection of certain dates for annuity payments to begin, or the exchange of the Policy may result in certain tax consequences to you that are not discussed here. An Owner contemplating any such transfer, assignment, or exchange, should consult a tax advisor as to the tax consequences.

o WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

o WITHHOLDING FOR NONRESIDENT ALIEN OWNERS. Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

o MULTIPLE POLICIES. All Non-Qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount of gain includable in such Owner's income when a taxable distribution occurs.

o FURTHER INFORMATION. We believe that the Policy qualifies as an annuity contract for Federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Policy."

|_|     TAXATION OF QUALIFIED POLICIES

        The tax rules applicable to Qualified Policies vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Policy may be subject to the terms of the retirement plan itself, regardless of the terms of the Policy. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Policy comply with the law. Also, you may wish to consult a tax and/or financial adviser regarding the use of the Policy within a qualified or other retirement plan, since the purchase of a Policy to fund a tax-qualified retirement account does not provide any additional tax deferred treatment of earning beyond the treatment provided by the tax-qualified retirement plan itself. However, the Policy does provide benefits such as lifetime income payments, family protection through death benefits, guaranteed fees and asset allocation models that many retirement plans do not provide.

o INDIVIDUAL RETIREMENT ACCOUNTS (IRAs), as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of $2,000 or 100% of adjusted gross income. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain pension plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless certain exceptions apply. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the optional guaranteed minimum death benefit provision(s) in the Policy comports with IRA qualification requirements.

o ROTH IRAS, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amount with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exception) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.


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



o CORPORATE PENSION AND PROFIT-SHARING PLANS under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant, or both may result if the Policy is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Policy. The Policy includes guaranteed minimum death benefit options that in some cases may exceed the greater of the premiums or the Policy value. The standard death benefit or optional guaranteed minimum death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefit may exceed this limitation, employers using the Policy in connection with such plans should consult their tax adviser.

o OTHER TAX ISSUES. Qualified Policies have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

  Distributions from Qualified Policies generally are subject to withholding for the Owner's Federal Income Tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.

  "Eligible rollover distributions" from section 401(a) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the Owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

|_|     POSSIBLE TAX LAW CHANGES

        Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.

        We have the right to modify the Policy in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of any Policy and do not intend the above discussion as tax advice.



FALIC Overture Acclaim !
                                     - 26 -

MISCELLANEOUS
--------------------------------------------------------------------------------


|_|     ABOUT OUR COMPANY

RATINGS: A.M. BEST - A+G (SUPERIOR), 2nd highest rating of 15 categories. STANDARD & POOR'S - AA (VERY STRONG), 3rd highest rating of 21 categories for insurer financial strength. (FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK HAS NOT BEEN SEPARATELY RATED BY THESE FIRMS. RATHER, THESE RATINGS REFLECT A GROUP RATING BASED UPON THE RATING OF FIRST AMERITAS' PARENT COMPANY, AMERITAS LIFE INSURANCE CORP. THESE RATINGS DO NOT BEAR ON THE INVESTMENT PERFORMANCE OF ASSETS HELD IN THE SEPARATE ACCOUNT OR ON THE DEGREE OF RISK IN INVESTMENTS IN THE SEPARATE ACCOUNT.)

        First Ameritas Life Insurance Corp. of New York issues the Policy described in this prospectus and is responsible for providing each Policy's insurance and annuity benefits. We are a stock life insurance company organized under the insurance laws of the State of New York in 1993. We are a wholly owned subsidiary of Ameritas Life Insurance Corp., Nebraska's oldest insurance company
- in business since 1887. Our home office address is 400 Rella Blvd, Suite 304, Suffern, New York, 10901 and our Service Office is at 5900 "O" Street, Lincoln, Nebraska, 68510. (See page 2 of this prospectus, or the cover page or last page for information on how to contact us.)

        We are engaged in the business of issuing life insurance, annuities and health insurance in the State of New York.

|_|     DISTRIBUTION OF THE POLICIES

        Ameritas Investment Corp. ("AIC"), 5900 "O" Street, Lincoln, Nebraska 68510, an affiliate of ours, is the principal underwriter of the Policies. Ameritas Life Insurance Corp. and AmerUs Life Insurance Company entered into a joint venture to form AMAL Corporation, a holding company that owns the common stock of our distributor, Ameritas Investment Corp. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable insurance products. AIC is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Commissions paid to all distributors may be up to a total of 5.35% of premiums. We may also pay other distribution expenses such as production incentive bonuses. These distribution expenses do not result in any additional charges under the Policy other than those described in this prospectus' FEES section.

|_|     VOTING RIGHTS

        As required by law, we will vote the Subaccount shares in the underlying portfolios at regular and special shareholder meetings of the series funds pursuant to instructions received from persons having voting interests in the underlying portfolios. The underlying portfolios may not hold routine annual shareholder meetings.

        As a Policy Owner, you may have a voting rights in the portfolios whose shares underlie the Subaccounts you are invested in. You will receive proxy material, reports, and other materials relating to each underlying portfolio in which you have voting rights.


FALIC Overture Acclaim !
                                     - 27 -

|_|     DISTRIBUTION OF MATERIALS

        We will distribute proxy statements, updated prospectuses and other materials to you from time to time. In order to achieve cost savings, we may send consolidated mailings to several owners with the same last name who share a common address or post office box.

|_|     ADVERTISING

        From time to time, we may advertise several types of performance for the Subaccount variable investment options. We may also advertise ratings, rankings or other information related to us, the Subaccounts or the underlying portfolios. Following is a description of types of performance reporting:

        TOTAL RETURN is the overall change in the value of an investment in a Subaccount variable investment option over a given period of time.
        STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines. This shows the percentage return on $1,000 invested in the Subaccounts over the most recent 1, 5 and 10 year periods. If the variable investment option was not available for the full period, we give a history from the date money was first received in that option. This return reflects deduction of all recurring Policy charges during each period (i.e. mortality and expense risk charges, annual Policy fees, and administrative expenses) as well as charges for the most expensive of each of the optional features. Our guaranteed maximum charges are used in standardized returns, rather than any current lower or waived fees.
        NON-STANDARDIZED AVERAGE ANNUAL TOTAL RETURN may be for periods other than those required or may otherwise differ from standardized average annual total return. For example, if a Subaccount's underlying portfolio has been in existence longer than the Subaccount, we may show non-standardized performance for periods that begin on the inception date of the underlying portfolio, rather than the inception date of the Subaccount. Otherwise, non-standardized average annual total return is calculated in a similar manner as that stated above, except some non-standardized returns may be based on Policy sizes where the Policy fee would be waived. Non-standardized returns may also assume none or only some of the optional features are elected, and may reflect our use of lower current fees or waiver of certain fees, rather than use our guaranteed maximum fees.

|_|     LEGAL PROCEEDINGS

        As of the date of this Prospectus, there are no proceedings affecting the Separate Account, or that are material in relation to our total assets.



FALIC Overture Acclaim !
                                     - 28 -

APPENDIX A:  VARIABLE INVESTMENT OPTION PORTFOLIOS
--------------------------------------------------------------------------------


        The Separate Account Subaccount underlying portfolioss listed below are designed primarily as investments for variable annuity and variable life insurance policies issued by insurance companies. They are NOT publicly traded mutual funds available for direct purchase by you. THERE IS NO ASSURANCE THE INVESTMENT OBJECTIVES WILL BE MET.

        This information is just a summary for each underlying portfolio. You should read the series fund prospectus for an underlying portfolio for more information about that portfolio.

----------------------------------------------------------- -----------------------------------
Separate Account Variable Investment Options:               Investment Objective:
      Investment Strategy
----------------------------------------------------------- -----------------------------------
ALGER: offered through The Alger American Fund series fund, advised by Fred Alger Management,
Inc.
-----------------------------------------------------------------------------------------------
o     ALGER AMERICAN BALANCED PORTFOLIO                     Current Income and long-term
      Common stock of companies with growth potential       capital growth
      and fixed-income securities.
----------------------------------------------------------- -----------------------------------
o     ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO             Long-term capital growth
      Common stocks of companies with growth potential.
----------------------------------------------------------- -----------------------------------
AMERITAS PORTFOLIOS: offered through Calvert Variable Series, Inc. Ameritas Portfolios series fund; advised by Ameritas Investment Corp. (SUBADVISOR. See cover for
Subadvisor's full name.)
-----------------------------------------------------------------------------------------------
o     AMERITAS GROWTH PORTFOLIO (FRED ALGER)                Long-term capital growth.
      Common stocks of large U.S. companies with broad
      product lines, markets, financial resources and
      depth of management.
----------------------------------------------------------- -----------------------------------
o    AMERITAS INCOME & GROWTH PORTFOLIO                     High level of dividend income,
    (FRED ALGER)                                            with capital growth as a
      Dividend paying equity securities, prefereably        secondary goal.
      with growth potential.
----------------------------------------------------------- -----------------------------------
o    AMERITAS MIDCAP GROWTH PORTFOLIO                       Long-term capital growth.
    (FRED ALGER)
      Common stocks of midsize U.S. companies with
      promising growth potential.
----------------------------------------------------------- -----------------------------------
o    AMERITAS SMALL CAPITALIZATION PORTFOLIO                Long-term capital growth.
    (FRED ALGER)
      Common stocks of small, fast-growing U.S.
      companies that offer innovative products,
      services or technologies to a rapidly expanding
      marketplace.
----------------------------------------------------------- -----------------------------------
o     AMERITAS MONEY MARKET PORTFOLIO (CALVERT)             Current income.
      Money market securities of domestic and foreign
      issuers.
----------------------------------------------------------- -----------------------------------
o     AMERITAS EMERGING GROWTH PORTFOLIO (MFS Co.)          Long-term capital growth.
      Common stocks of emerging growth companies or
      related securities, including foreign securities.
----------------------------------------------------------- -----------------------------------
o     AMERITAS GROWTH WITH INCOME PORTFOLIO (MFS Co.)       Current income, long-term growth
      Common stocks of companies or related                 of capital and income.
      securities, including foreign securities, to
      seek to provide income equal to 90% of the S&P
      500 Composite Index dividend yield.
----------------------------------------------------------- -----------------------------------
o     AMERITAS RESEARCH PORTFOLIO (MFS Co.)                 Long-term capital growth and
      Common stocks and related securities of               future income.
      companies with favorable prospects for long-term
      growth, attractive valuations, dominant or
      growing market share, and superior management.
----------------------------------------------------------- -----------------------------------
o     AMERITAS INDEX 500 PORTFOLIO (STATE STREET)           Results that correspond to the
      Common stocks of U.S. companies on the S&P 500        S&P 500 Index company common
      Index.                                                stocks.

FALIC Overture Acclaim !                                                      Appendix
                                           - A: 1 -


----------------------------------------------------------- -----------------------------------
CALVERT SOCIAL: offered through Calvert Variable Series, Inc. Calvert Social Portfolios
series fund; advised by Calvert Asset Management Company, an affiliate of ours.
-----------------------------------------------------------------------------------------------
o     CVS SOCIAL BALANCED PORTFOLIO                         Income and capital growth through
      Mostly large-cap growth oriented common stock of      social criteria screened
      U.S. companies, with some bonds and money market      investments.
      instruments.
----------------------------------------------------------- -----------------------------------
o     CVS SOCIAL INTERNATIONAL EQUITY PORTFOLIO             High total return through social
      Common stocks of mid to large cap companies.          criteria screened investments.
----------------------------------------------------------- -----------------------------------
o     CVS SOCIAL MID CAP GROWTH PORTFOLIO                   Long-term capital growth through
      Common stocks of mid size companies.                  social criteria screened
                                                            investments.
----------------------------------------------------------- -----------------------------------
o     CVS SOCIAL SMALL CAP GROWTH PORTFOLIO                 Long-term capital growth through
      Common stocks of small cap companies.                 social criteria screened
                                                            investments.
----------------------------------------------------------- -----------------------------------
FIDELITY: offered through Variable Insurance Products: Service Class 2 series fund;
                      advised by Fidelity Management and Research Company.
-----------------------------------------------------------------------------------------------
o     VIP ASSET MANAGER PORTFOLIO                           High total return with reduced
      Allocated investments among stocks, bonds and         risk over the long-term.
      short-term/money market investments.
----------------------------------------------------------- -----------------------------------
o     VIP ASSET MANAGER: GROWTH PORTFOLIO                   High total return.
      Allocated investments among stocks, bonds and
      short-term/money market investments.
----------------------------------------------------------- -----------------------------------
0     VIP CONTRAFUND PORTFOLIO                              Long-term capital growth.
      Common stocks of companies whose value is not
      fully recognized.
----------------------------------------------------------- -----------------------------------
o     VIP EQUITY INCOME PORTFOLIO                           Reasonable income.
      Income producing equity securities.
----------------------------------------------------------- -----------------------------------
o      VIP GROWTH PORTFOLIO                                 Capital growth.
      Common stocks of companies with above average
      growth potential.
----------------------------------------------------------- -----------------------------------
o     VIP HIGH INCOME PORTFOLIO                             High level of current income.
      High yielding fixed-income securities, while
      also considering growth of capital.
----------------------------------------------------------- -----------------------------------
o     VIP INVESTMENT GRADE BOND PORTFOLIO                   High level of current income as
      U.S. Dollar-denominated investment-grade bonds        is consistent with preservation
      (medium and high quality).                            of capital.
----------------------------------------------------------- -----------------------------------
o     VIP OVERSEAS PORTFOLIO                                Long-term capital growth.
      Securities of foreign companies, diversified
      across countries and regions.

FALIC Overture Acclaim !                                                       Appendix
                                           - A: 2 -


----------------------------------------------------------- -----------------------------------
MFS: offered through MFS Variable Insurance Trust series fund; advised by Massachusetts
Financial Services Company
-----------------------------------------------------------------------------------------------
o     GLOBAL GOVERNMENTS SERIES                             Income and capital growth.
      U.S. and foreign government securities,
      corporate bonds, and mortgage-backed and
      asset-backed securities.
----------------------------------------------------------- -----------------------------------
o     NEW DISCOVERIES SERIES                                Capital growth.
      Common stocks of smaller cap emerging growth
      companies that are early in their life cycle.
----------------------------------------------------------- -----------------------------------
o     UTILITIES SERIES                                      Capital growth and current income.
      Equity and debt securities of U.S. and foreign
      companies (including emerging markets) in the
      utility industry.
----------------------------------------------------------- -----------------------------------
MORGAN STANLEY: offered through Universal Institutional Funds, Inc. series fund;
                      advised by Morgan Stanley Asset Management
-----------------------------------------------------------------------------------------------
o     EMERGING MARKETS EQUITY PORTFOLIO                     Long-term capital growth.
      Growth oriented equity securities of issuers in
      emerging market countries.
----------------------------------------------------------- -----------------------------------
o     GLOBAL EQUITY PORTFOLIO                               Long-term capital growth.
      Equity securities of issuers throughout the
      world, including U.S. issuers.
----------------------------------------------------------- -----------------------------------
o     INTERNATIONAL MAGNUM PORTFOLIO                        Long-term capital growth.
      Equity securities of non-U.S. issuers domiciled
      in "EAFE" countries.
----------------------------------------------------------- -----------------------------------
o     U.S. REAL ESTATE PORTFOLIO                            Above average current income and
      Equity securities of companies in the U.S. real       long-term capital growth.
      estate industry, including real estate
      investment trusts.
----------------------------------------------------------- -----------------------------------

FALIC Overture Acclaim !                                                Appendix
                                           - A: 3 -

APPENDIX B: TAX-QUALIFIED PLAN DISCLOSURES
--------------------------------------------------------------------------------


                              QUALIFIED DISCLOSURES

                          * Information Statement For:
                                408(b) IRA Plans
                              408(k) SEP IRA Plans
                             408(p) SIMPLE IRA Plans
                               408A Roth IRA Plans

                          * Information Statement For:
                       401(a) Pension/Profit Sharing Plans
                               403(b) ERISA Plans
               403(b) Tax Sheltered Annuity (TSA) Plans-Withdrawal
                                  Restrictions

If this annuity is being purchased as a qualified plan as defined under specified sections of the Internal Revenue Code, as purchaser (owner) or fiduciary of an Employee Benefit Plan purchasing the annuity, you should carefully review the Information Statement for your specific type of plan.

Depending on the type of plan, we are required to provide this disclosure to you to meet the requirements of the Internal Revenue Code ("Code") and/or the Employee Retirement Income Security Act of 1974 (ERISA).

Acknowledgment of your receipt of the required disclosure is included within the application language above your signature.

                                  TABLE OF CONTENTS

          Information Statement
             408(b) Individual Retirement Annuity (IRA) Plans
             408(k) Simplified Employee Pension (SEP IRA) Plans
             408(p) Savings Incentive Match (SIMPLE IRA) Plans
             408A Roth IRA Plans..........................................B:2
          Information Statement
             401(a) Pension/Profit Sharing Plans..........................B:14
             403(b) ERISA Plans
             403(b) Tax Sheltered Annuity (TSA) Plans-Withdrawal
                 Restrictions


FALIC Overture Acclaim !
                                    - B: 1 -

FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK LOGO


               INFORMATION STATEMENT
               408(B)  INDIVIDUAL RETIREMENT ANNUITY (IRA) PLANS
               408(K) SIMPLIFIED EMPLOYEE PENSION (SEP IRA) PLANS 408(P) SAVINGS INCENTIVE MATCH (SIMPLE IRA)
               408A ROTH IRA


For purchasers of a 408(b) Individual Retirement Annuity (IRA) Plan, 408(k) Simplified Employee Pension (SEP IRA) Plan, 408(p) Savings Incentive Match (SIMPLE IRA) Plan or a 408A Roth IRA, please review the following:

PART 1.  PROCEDURE FOR REVOKING THE IRA PLAN:

After you establish an IRA Plan with First Ameritas Life Insurance Corp. of New York (the Company), you are able to revoke your IRA within a limited time and receive a full refund of the initial premium paid, if any. The period for revocation will not be less than the legal minimum of seven (7) days following the date your IRA is established with the Company.

To revoke your IRA, you should send a signed and dated written notice to: First Ameritas Life Insurance Corp. of New York, Policyholder Service Department, P.O. Box 82550, Lincoln, NE 68501.

If your IRA contract was delivered to you, the contract should accompany your notice of revocation. Your notice of revocation will be considered mailed on the date of the postmark (or certification or registration, if applicable), if sent by United States mail, properly addressed and by first class postage prepaid.

To obtain further information about the revocation procedure, contact your Company Representative or call 1-800-745-1112.

PART II.  PROVISIONS OF THE IRA LAW:

The Company's OVERTURE ACCLAIM! Variable Annuity (Form 4880), can be used for a Regular IRA, a Rollover IRA, a Spousal IRA Arrangement, a Simplified Employee Pension Plan (SEP IRA), or a salary reduction Simplified Employee Pension Plan (SARSEP), a SIMPLE IRA, or a Roth IRA. A separate policy must be purchased for each individual under each plan. State income tax treatment of IRAs varies, so this disclosure only discusses the federal tax treatment of IRAs. Please discuss state income tax treatment of an IRA with your tax advisor.

While provisions of the IRA law are similar for all such plans, the major differences are set forth under the appropriate topics below.

A.      ELIGIBILITY:

        REGULAR IRA PLAN: Any individual under age 70 1/2 and earning income from personal services, is eligible to establish an IRA Plan, although deductibility of the contributions is determined by adjusted gross income ("AGI") and whether the individual (or the individual's spouse) is an "active participant" in an employer sponsored retirement plan.

        ROLLOVER IRA: This is an IRA plan purchased with your distributions from another IRA (including a SEP IRA, SARSEP or SIMPLE IRA), a Section 401(a) Qualified Retirement Plan, or a Section 403(b) Tax Sheltered Annuity (TSA).

        Amounts transferred as Rollover Contributions are not taxable in the year of distribution (provided the rules for Rollover treatment are satisfied) and may or may not be subject to withholding. Rollover Contributions are not deductible.

        Spousal IRA Arrangement: A Spousal IRA, consisting of a separate contract for each spouse, may be set up provided a joint return is filed, the "nonworking spouse" has less taxable compensation, if any, for the tax year than the working spouse, and is under age 70 1/2 at the end of the tax year.

        Divorced spouses can continue a Spousal IRA or start a Regular IRA based on the standard IRA eligibility rules. All taxable alimony received by the divorced spouse under a decree of divorce or separate maintenance is treated as compensation for purposes of the IRA deduction limit.

        Roth IRAs: A Roth IRA must be designated as such when it is established. Eligibility to contribute or convert to a Roth IRA is subject to income and other limits. Unlike Regular IRAs, if eligible, you may contribute to a Roth IRA even after age 70 1/2.

        1. A REGULAR ROTH IRA is a Roth IRA established to receive annual contributions and/or qualified rollover

FALIC Overture Acclaim !
                                    - B: 2 -
               contributions (including IRA conversion contributions) from other Roth IRAs or from other IRAs if permitted by the policy and endorsement.

               Roth IRAs are available beginning in 1998. Unlike Regular IRAs, contributions to a Roth IRA are not deductible for tax purposes. However, any gain accumulated in a Roth IRA may be nontaxable, depending upon how and when withdrawals are made.

        2. A ROTH CONVERSION IRA is a Roth IRA established to receive only rollovers or conversions from non-Roth IRAs made in the same tax year and is limited to such contributions.

        3. SPOUSAL ROTH IRA ARRANGEMENT: Beginning in 1998, a Spousal Roth IRA may be set up for a "non-working" spouse who has less taxable compensation, if any, for the tax year than the "working" spouse, regardless of age, provided the spouses file a joint tax return and subject to the adjusted gross income ("AGI") limits described in PART II, MAXIMUM CONTRIBUTIONS--SPOUSAL ROTH IRA ARRANGEMENT. Divorced spouses can continue a Spousal Roth IRA or start a regular Roth IRA based on standard Roth IRA eligibility rules. Taxable alimony received by the divorced spouse under a decree of divorce or separate maintenance is treated as compensation for purposes of Roth IRA eligibility limits.

               SIMPLIFIED EMPLOYEE PENSION PLAN (SEP IRA): An employee is eligible to participate in a SEP IRA Plan based on eligibility requirements set forth in form 5305-SEP or other plan document provided by the employer.

               SALARY REDUCTION SIMPLIFIED EMPLOYEE PENSION PLAN (SARSEP): An employee is eligible to participate in a SARSEP plan based on eligibility requirements set forth in form 5305A-SEP or the plan document provided by the employer. New SARSEP plans may not be established after December 31, 1996. SARSEPs established prior to January 1, 1997, may continue to receive contributions after 1996, and new employees hired after 1996 are also permitted to participate in such plans.

               SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES OF SMALL EMPLOYERS (SIMPLE IRA):An employee is eligible to participate in a SIMPLE IRA Plan based on eligibility requirements set forth in Form 5304-SIMPLE or other plan document provided by the employer. A SIMPLE IRA must be established as such, thus some policies may not be available for use with a SIMPLE IRA Plan.

B. NONTRANSFERABILITY: You may not transfer, assign or sell your IRA Plan (including a SIMPLE IRA, SEP IRA, SARSEP or Roth IRA) to anyone (except in the case of transfer incident to divorce).

C. NONFORFEITABILITY: The value of your IRA Plan (all types included) belongs to you at all times, without risk of forfeiture.

D. PREMIUM: The annual premium (if applicable) of your IRA Plan or Roth IRA may not exceed the lesser of $2,000, or 100% of compensation for the year (or for Spousal IRAs, or Spousal Roth IRAs, the combined compensation of the spouses reduced by any Roth IRA or deductible IRA contribution made by the "working" spouse). Any premium in excess of or in addition to $2,000 will be permitted only as a "Rollover Contribution" (or "Conversion" contribution to a Roth IRA). Your contribution must be made in cash. For IRAs established under SEP Plans (SEP IRAs), premiums are limited to the lesser of $30,000 or 15% of the first $150,000 of compensation (adjusted for cost of living increases). In addition, if the IRA is under a SARSEP Plan established prior to January 1, 1997, annual premiums made by salary reduction are limited to $7,000 (adjusted for cost of living increases). Premiums under a SIMPLE IRA are limited to permissible levels of annual employee elective contributions (up to $6,000 adjusted for cost of living increases) plus the applicable percentage of employer matching contributions (up to 3% of compensation but not in excess of $6,000, as adjusted) or of employer non-elective contributions (2% of compensation (subject to the cap under Code Section 401(a)(17) as indexed) for each eligible employee).

E.      MAXIMUM CONTRIBUTIONS:

        REGULAR IRA PLAN: In any year that your annuity is maintained under the rules for a Regular IRA Plan, your maximum contribution is limited to 100% of your compensation or $2,000, whichever is less. Further, this is the maximum amount you may contribute to ALL IRAs in a year (including Roth IRAs, but not Education IRAs or employer contributions or salary deferrals made to SEP or SIMPLE IRAs). The amount of permissible contributions to your Regular IRA may or may not be deductible. Whether IRA contributions (other than Rollovers) are deductible depends on whether you (or your spouse, if married) are an active participant in an employer-sponsored retirement plan and whether your adjusted gross income ("AGI") is above the "phase-out level." Beginning for tax years after 1997, you will only be deemed to be an active participant and your deductions for contributions subject to phase-out because of your spouse's participation in an employer- sponsored retirement plan, if your combined adjusted gross income exceeds $150,000. SEE PART III. C., DEDUCTIBLE IRA CONTRIBUTIONS.

        ROLLOVER IRA: A Plan to Plan Rollover is a method for accomplishing continued tax deferral on otherwise taxable distributions from certain plans. Rollover contributions are not subject to the contribution limits on Regular IRA contributions, but also are not tax deductible.

        There are two ways to make a rollover to an IRA:

FALIC Overture Acclaim !
                                    - B: 3 -

        (1) PARTICIPANT ROLLOVERS are available to participants, surviving spouses or former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans, TSAs or IRAs (including SEPs, SARSEPs, and SIMPLE IRAs). Participant Rollovers are accomplished by contributing part or all of the eligible amounts (which includes amounts withheld for federal income tax purposes) to your new IRA within 60 days following receipt of the distribution. IRA to IRA Rollovers are limited to one per distributing plan per 12 month period, while direct IRA to IRA transfers (where you do not directly receive a distribution) are not subject to this limitation. Distributions from a SIMPLE IRA may not be rolled over or transferred to an IRA (which isn't a SIMPLE IRA) during the 2 year period following the date you first participate in any SIMPLE Plan maintained by your employer.

        (2) DIRECT ROLLOVERS are available to participants, surviving spouses and former spouses who receive eligible rollover distributions from 401(a) Qualified Retirement Plans or TSAs. Direct Rollovers are made by instructing the plan trustee, custodian or issuer to pay the eligible portion of your distribution directly to the trustee, custodian or issuer of the receiving IRA. Direct Rollover amounts are not subject to mandatory federal income tax withholding.

        FOR RULES APPLICABLE TO ROLLOVERS OR TRANSFERS TO ROTH IRAS, SEE THE PARAGRAPHS ON ROTH AND ROTH CONVERSION IRAS, THAT FOLLOW.

Certain distributions are NOT considered to be eligible for Rollover and include: (1) distributions which are part of a series of substantially equal periodic payments (made at least annually) for 10 years or more; (2) distributions attributable to after-tax employee contributions to a 401(a) Qualified Retirement Plan or TSA; (3) required minimum distributions made during or after the year you reach age 70 1/2 or, if later and applicable, the year in which you retire; and (4) amounts in excess of the cash (except for certain loan offset amounts) or in excess of the proceeds from the sale of property distributed. Also, under the Internal Revenue Service Restructuring and Reform Act of 1998 (IRSRRA"98), hardship distributions made from 401(k) or 403(b) plans on or after January 1, 1999, are no longer considered eligible rollover distributions except as otherwise permitted by the Internal Revenue Service. The Internal Revenue Service announced transition relief from this rule for 1999.

At the time of a Rollover, you must irrevocably designate in writing that the transfer is to be treated as a Rollover Contribution. Eligible amounts which are not rolled over are normally taxed as ordinary income in the year of distribution. If a Rollover Contribution is made to an IRA from a Qualified Retirement Plan, you may later be able to roll the value of the IRA into a new employer's plan PROVIDED YOU MAKE NO CONTRIBUTIONS TO THE IRA OTHER THAN FROM THE FIRST EMPLOYER'S PLAN. THIS IS KNOWN AS "CONDUIT IRA," AND YOU SHOULD DESIGNATE YOUR ANNUITY AS SUCH WHEN YOU COMPLETE YOUR APPLICATION.

SPOUSAL IRA ARRANGEMENT: In any year that your annuity is maintained under the rules for a Spousal IRA, the maximum combined contribution to the Spousal IRA and the "working" spouse's IRA for tax years after 1996, is the lesser of 100% of the combined compensation of both spouses which is includable in gross income (reduced by the amount of any contributions to a Roth IRA or the amount allowed as a deduction to the "working" spouse for contribution to his or her own IRA) or $4,000. No more than $2,000 may be contributed to either spouse's IRA.
Whether the contribution is deductible or non-deductible depends on whether either spouse is an "active participant" in an employer-sponsored retirement plan for the year, and whether the adjusted gross income of the couple is above the applicable phase-out level. (SEE PART III. C., DEDUCTIBLE IRA CONTRIBUTIONS).

The contribution limit for divorced spouses is the lesser of $2,000 or the total of the taxpayer's taxable compensation and alimony received for the year. (Married individuals who live apart for the entire year and who file separate tax returns are treated as if they are single when determining the maximum deductible contribution limits).

ROTH IRA: The maximum total annual contribution an individual can make to all IRAs (including Roth IRAs, but not Education, SARSEP or SIMPLE IRAs) is the lesser of $2,000 or 100% of compensation. (This limit does not apply to rollover contributions, which includes amounts converted from a Regular IRA to a Roth
IRA). If an individual contributes to both a Regular IRA and Roth IRA for the same tax year, contributions are treated as first made to the Regular IRA. For Roth IRAs (which are available beginning in the 1998 tax year) this $2,000 limitation is phased out for adjusted gross incomes between $150,000 and $160,000 for joint filers; between $95,000 and $110,000 for single taxpayers; and between $0 and $10,000 for married individuals who file separate tax returns. AGI for this purpose includes any deductible contribution to a Regular IRA, (i.e., the deduction is disregarded) but does not include any amount included in income as a result of a rollover or conversion from a non-Roth IRA to a Roth IRA.

Rollovers and transfers may also be made from one Roth IRA to another. Such rollovers or transfers are generally subject to the same timing and frequency rules as apply to Participant Rollovers and transfers from one Regular or Rollover IRA to another. (SEE PART II, MAXIMUM CONTRIBUTIONS: ROLLOVER IRA, ABOVE).

Also, beginning in the 1998 tax year, rollovers or conversions may be made from non-Roth IRAs to a Roth IRA. These contributions can be commingled with regular Roth contributions if your policy permits. To be eligible to make such a conversion or rollover from a non-Roth IRA, the taxpayer's adjusted gross income ("AGI") for the taxable year cannot exceed $100,000 (joint or individual) and he or she must NOT be married filing a separate tax return (unless the taxpayer lives apart from his of her spouse at all times during the year). A rollover from a non-Roth IRA to a Roth IRA does not count toward the limit of one rollover per IRA in any 12-month period under the normal IRA rollover rules. Also, eligible rollover distributions received by you or your spouse from a qualified plan other than an IRA, may not be directly rolled over to a Roth IRA. However, you may be able to roll such a distribution over to a non-Roth IRA, then convert that IRA to a Roth IRA. Also if you are eligible to make a conversion, you may transfer amounts from most non-Roth IRAs (other than Education IRAs). Conversion of an individual's SIMPLE IRA is only permitted after expiration of the 2-year period which begins on the date the individual first participated in any SIMPLE IRA Plan of the employer.

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Once an amount in a SIMPLE IRA or SEP has been  converted  to a Roth IRA,  it is treated as a Roth IRA contribution for all purposes. Future contributions under the SEP or SIMPLE Plan may not be made to the Roth IRA. AGI for the purpose of determining eligibility to convert to a Roth IRA does not include any amount included in income as a result of a rollover or conversion from a non-Roth IRA to a Roth IRA, but does include the amount of any deductible contribution made to a Regular IRA for the tax year. In addition, for tax years beginning before January 1, 2005, required minimum distributions from an IRA are included in AGI for purposes of determining eligibility for conversion to a Roth IRA. However, for tax years beginning after December 31, 2004, required minimum distributions from an IRA will not be included in AGI (solely for purposes of determining the $100,000 AGI limit on conversions).

ROTH CONVERSION IRA: A Roth Conversion IRA is a Roth IRA that only accepts IRA conversion contributions made during the same tax year. You should not designate your policy as a Roth Conversion IRA if you wish to make both regular Roth and Conversion contributions to the policy.

SPOUSAL ROTH IRA ARRANGEMENT: Beginning in the 1998 tax year, if the "non-working" spouse's compensation is less than $2,000, the spouses file a joint tax return, and their combined AGI (unreduced by any deductible IRA contribution made for the year, but not including any amounts includable in income as a result of a conversion to a Roth IRA) is $150,000 or below, a contribution of up to $2,000 may be made to a separate Spousal Roth IRA in the name of the "non-working" spouse. The $2,000 limit is phased out proportionately between $150,000 and $160,000 of AGI (modified as described above). Spouses are not required to make equal contributions to both Roth IRAs; however no more than $2,000 may be contributed to the "working" or "non-working" spouse's Roth IRA for any year, and the total amount contributed annually to all IRAs (including both Roth and Regular IRAs, but not Education, SARSEP, or SIMPLE IRAs) for both spouses cannot exceed $4,000. If the combined compensation of both spouses (reduced by any deductible IRA or non-deductible Roth contributions made for the "working" spouse) is less than $4,000, the total contribution for all IRAs is limited to the total amount of the spouses' combined compensation. These limits do not apply to rollover contributions.

For divorced spouses, the contribution limit to a Roth IRA is the lesser of $2,000 or the total of the taxpayer's compensation and alimony received for the year, subject to the applicable phase-out limits for eligibility to make contributions to a Roth IRA. (Married individuals who live apart for the entire year and who file separate tax returns are treated as if they are single when determining the maximum contribution they are eligible to make in a Roth IRA).

SEP IRA PLAN: In any year that your annuity is maintained under the rules for a SEP Plan, the employer's maximum contribution is the lesser of $30,000 or 15% of your first $150,000 of compensation (adjusted for cost-of-living increases) or as changed under Section 415 of the Code. You may also be able to make contributions to your SEP IRA the same as you do to a Regular IRA; however, you will be considered an "active participant" for purposes of determining your deduction limit. In addition to the above limits, if your annuity is maintained under the rules for a SARSEP, the maximum amount of employee pre-tax contributions which can be made is $7,000 (adjusted for cost of living increases). After December 31, 1996, new SARSEP plans may not be established. Employees may, however, continue to make salary reductions to a SARSEP plan established prior to January 1, 1997. In addition, employees hired after December 31, 1996 may participate in SARSEP plans established by their employers prior to 1997.

SIMPLE IRA: Contributions to a SIMPLE IRA may not exceed the permissible amounts of employee elective contributions and required employer matching contributions or non-elective contributions. Annual employee elective contributions must be expressed as a percentage of compensation and may not exceed $6,000 (adjusted for cost of living increases). If an employer elects a matching contribution formula, it is generally required to match employee contributions dollar for dollar up to 3% of the employee's compensation for the year (but not in excess of $6,000 as adjusted for cost-of-living adjustments). An employer may elect a lower percentage match (but not below 1%) for a year, provided certain notice requirements are satisfied and the employer's election will not result in the matching percentage being lower than 3% in more than 2 of the 5 years in the 5-year period ending with that calendar year. Alternatively, an employer may elect to make non-elective contributions of 2% of compensation for all employees eligible to participate in the plan who have at least $5,000 in compensation for the year. The employer must notify employees of this election within specified time frames in advance of the plan year or election period. "Compensation" for purposes of the 2% non-elective contribution option may not exceed the limit on compensation under Code Section 401(a)(17) ($150,000, adjusted for cost of living increases).

F. DISTRIBUTIONS:

1.      NON-ROTH IRA MINIMUM DISTRIBUTION REQUIREMENTS:

        Payments to you from your IRA Plan (other than a Roth IRA) must begin no later than the April 1 following the close of the calendar year in which you attain age 70 1/2, the Required Beginning Date (RBD). If you have not already withdrawn your entire balance by this date, you may elect to receive the entire value of your IRA Plan on or before the RBD in one lump sum; or arrange for an income to be paid over your lifetime, your expected lifetime, or over the lifetimes or expected lifetimes of you and your designated beneficiary. UNDER A ROTH IRA, YOU ARE NOT REQUIRED TO TAKE DISTRIBUTIONS WHILE YOU ARE LIVING, EVEN AFTER YOU REACH AGE 70 1/2.

        RATE OF DISTRIBUTION: If you arrange for the value of your IRA Plan (other than a Roth IRA) to be paid to you as retirement income rather than as one lump sum, then you must abide by IRS rules governing how quickly the value of your IRA plan must be paid out to you. Generally, it is acceptable to have an insurance company annuity pay income to you for as long

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        as you live, or for as long as you and your beneficiary live.

        Once you reach your RBD, you must withdraw at least a minimum amount each year or be subject to a 50% non-deductible excise tax on the difference between the minimum required distribution and the amount distributed. To determine the required minimum distribution for your first "required distribution year" (assuming an annuity payout has not been elected) divide your entire interest (subject to certain adjustments) in your IRA (generally as of December 31 of the calendar year immediately preceding your age 70 1/2 year) by your life expectancy or the joint life expectancies of you and your designated beneficiary. For subsequent required distribution calendar years, the applicable life expectancy(ies) will be applied to your IRA account balance as of December 31 of the calendar year immediately preceding the distribution calendar year (subject to adjustments). Your single or joint life expectancy is determined by using IRS life expectancy tables. See IRS Publications 575 and 590.

        Your life expectancy (and that of your spousal beneficiary, if applicable) will be recalculated annually, unless you irrevocably elect otherwise by the time distributions are required to begin. With the recalculation method, if a person whose life expectancy is being recalculated dies, his or her life expectancy will be zero in all subsequent years. The life expectancy of a non-spouse beneficiary cannot be recalculated. Where life expectancy is not recalculated, it is reduced by one year for each year after your 70 1/2 year to determine the applicable remaining life expectancy. Also, if your benefit is payable in the form of a joint and survivor annuity, a larger minimum distribution amount may be required during your lifetime under IRS regulations, unless your spouse is the designated beneficiary. If your designated beneficiary is not your spouse, the designated beneficiary's age will be deemed to be no more than ten (10) years younger than you when determining life expectancy for required payouts. However, under current I.R.S. proposed regulations, this rule only applies while you are living and life expectancy of your beneficiary after your death can be determined without regard to this rule.

        NON-ROTH IRA MINIMUM DISTRIBUTION REQUIREMENTS AFTER DEATH. If you die after the RBD, amounts undistributed at your death must be distributed at least as rapidly as under the method being used to determine distributions at the time of your death. If you die before the RBD, your entire interest must generally be distributed by the end of the calendar year which contains the fifth anniversary of your death (the "five year payout rule"). However, if a beneficiary is designated, the beneficiary may elect to receive distributions over his or her life expectancy if the beneficiary so elects by December 31 of the year following the year of your death. If the beneficiary fails to make an election, the entire benefit will be paid to the beneficiary under the "five year payout rule". Also, if the designated beneficiary is your spouse, the life annuity distribution must begin by the later of December 31 of the calendar year following the calendar year of your death or December 31 of the year in which you would have attained age 70 1/2. If your designated beneficiary is not your spouse, life annuity distributions must begin by December 31 of the year following your death. A surviving spouse may in the alternative elect to treat the policy as his or her own IRA. This election may be expressly made or will be deemed made if the spouse makes a regular IRA contribution to the policy, makes a rollover to or from the IRA, or fails to elect minimum distributions as described above.

2.      ROTH IRA DISTRIBUTION REQUIREMENTS:

        ROTH IRA MINIMUM DISTRIBUTION REQUIREMENTS WHILE YOU ARE LIVING. As long as you are alive, you are not required to take distributions from a Roth IRA, even after you reach age 70 1/2.

        ROTH IRA MINIMUM DISTRIBUTION REQUIREMENTS AFTER YOUR DEATH. Minimum distribution requirements apply to Roth IRAs only after you die. If you die after you have reached your Annuity Date, and have begun to receive distributions under an annuity option (not including an interest only option), the remaining portion of your policy interests will continue to be distributed to your designated beneficiary according to the terms of the elected options, (provided that method satisfies the requirements of Code Section 408(b)(3), as modified by Code Section 408A(c)(5)).

        If you die before you have elected an annuity option or before distribution of your entire interest in the policy has been made or begun, your entire interest in your Roth IRA generally must be distributed by the end of the calendar year which contains the fifth anniversary of your death (the "five year payout rule"). However, if there is a designated beneficiary, he or she may elect to receive distributions over a period not longer than his or her life expectancy provided the election is made and distributions commence by December 31 of the calendar year following the calendar year of your death. If the beneficiary does not make this election, the entire benefit will be paid to him or her under the "five year payout rule". If your designated beneficiary is your surviving spouse, he or she may elect to delay distributions until the later of the end of the calendar year following the year in which you died or the end of the year in which you would have reach age 70 1/2. If your sole designated beneficiary is your surviving spouse, he or she may elect to treat the policy as his or her own Roth IRA by making an express election to do so, by making a regular Roth IRA contribution or rollover contribution (as applicable or as permissible) to the policy, or by failing to elect minimum distributions under the "five year payout rule" or the life annuity options discussed above.

        Life expectancies will be determined by using IRS life expectancy tables. A surviving spouse's life expectancy will be

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        recalculated  annually,  unless he or she irrevocably  elects otherwise.
        Non-spousal beneficiary life expectancies will be determined using the beneficiary's attained age in the calendar year distributions are required to begin and reducing life expectancy by one for each year thereafter.

3.      TAKING REQUIRED MINIMUM DISTRIBUTIONS FROM ONE IRA:

        AGGREGATING MINIMUM DISTRIBUTIONS: If you are required to take minimum distributions from more than one IRA (either as owner of one or more Regular IRAs and/or as a beneficiary of one or more decedent's Roth IRAs or Regular IRAs), you may not have to take a minimum distribution from each IRA. (Regular and Roth IRAs are treated as different types of IRAs, so minimum distributions from a Roth IRA will not satisfy the minimum distributions required from a Regular IRA). Instead, you may be able to calculate the minimum distribution amount required for each IRA (considered to be of the same type) separately, add the relevant amounts and take the total required amount from one IRA or Roth IRA (as applicable). However, an individual required to receive minimum distributions as a beneficiary under a Roth IRA can only satisfy the minimum distributions for one Roth IRA by receiving distributions from another Roth IRA if the Roth IRAs were inherited from the same decedent. Because of these requirements, the Company cannot monitor the required distribution amounts from the Company's IRAs. Please check with your tax advisor to verify that you are receiving the proper amount from all of your IRAs.

PART III. RESTRICTIONS AND TAX CONSIDERATIONS:

A. TIMING OF CONTRIBUTIONS: Once you establish an IRA, (including a Roth or Spousal Roth IRA) contributions must be made by the due date, not including extensions, for filing your tax return. (Participant Rollovers must be made within 60 days of your receipt of the distribution.) A CONTRIBUTION MADE BETWEEN JANUARY 1 AND THE FILING DUE DATE FOR YOUR RETURN, MUST BE SUBMITTED WITH WRITTEN DIRECTION THAT IT IS BEING MADE FOR THE PRIOR TAX YEAR OR IT WILL BE TREATED AS MADE FOR THE CURRENT TAX YEAR. SEP IRA contributions must be made by the due date of the Employer's tax return (including extensions). SIMPLE IRA contributions, if permitted, must be made by the tax return due date for the employer (including extensions) for the year for which the contribution is made. Note, an employer is required to make SIMPLE plan contributions attributable to employee elective contributions as soon as it is administratively feasible to segregate these contributions from the employer's general assets, but in no event later than the 30th day of the month following the month in which the amounts would have otherwise been payable to the employee in cash.

B. TIMING OF ROTH IRA CONVERSIONS: Conversions from a non-Roth IRA to a Roth IRA for a particular tax year, MUST BE INITIATED SO THAT THE DISTRIBUTION OR TRANSFER FROM THE NON-ROTH IRA IS MADE BY DECEMBER 31 OF THAT YEAR. YOU DO NOT HAVE UNTIL THE DUE DATE OF YOUR TAX RETURN FOR A YEAR TO CONVERT A REGULAR IRA TO A ROTH IRA FOR THAT TAX YEAR. For example, if you wish to convert a Regular IRA to a Roth IRA in 2000, the conversion and transfer must be made by December 31, 2000, even though your tax return for 2000 may not be due until April 15, 2001.

C. DEDUCTIBLE IRA CONTRIBUTIONS: The amount of permissible contributions to your Regular IRA may or may not be deductible. If you or your spouse are not active participants in an employer sponsored retirement plan, any permissible contribution you make to your IRA will be deductible. If you or your spouse are an active participant in an employer-sponsored retirement plan, the size of your deduction if any, will depend on your combined adjusted gross income (AGI).

     If you are not an active participant in an employer sponsored plan, but your spouse is an active participant, you may take a full deduction for your IRA contribution (other than to a Roth IRA) if your AGI is below $150,000; if you are not an active participant but your spouse is, the maximum deductible contribution for you is phased out at AGIs between $150,000 and $160,000.

     If you are an active participant in an employer sponsored requirement plan you may make deductible contributions if your AGI is below a threshold level of income. For single taxpayers and married taxpayers (who are filing jointly and are both active participants) the available deduction is reduced proportionately over a phaseout range. If you are married and an active participant in an employer retirement plan, but file a separate tax return from your spouse, your deduction is phased out between $0 and $10,000 of AGI.

     If your AGI is not above the maximum applicable phase out level, a minimum contribution of $200 is permitted regardless of whether the phase out rules provide for a lesser amount.

     Active participants with income above the phaseout range are not entitled to an IRA deduction. Due to changes made by the Taxpayer Relief Act of 1997, the phaseout limits are scheduled to increase as follows:

                    MARRIED FILING JOINTLY            SINGLE/HEAD OF HOUSEHOLD
        YEAR                  AGI                                AGI
        ----

         1998................$50,000 - $  60,000............$30,000 - $40,000

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         1999................$51,000 - $  61,000..............$31,000 - $41,000
         2000................$52,000 - $  62,000..............$32,000 - $42,000
         2001................$53,000 - $  63,000..............$33,000 - $43,000
         2002................$54,000 - $  64,000..............$34,000 - $44,000
         2003................$60,000 - $  70,000..............$40,000 - $50,000
         2004................$65,000 - $  75,000..............$45,000 - $55,000
         2005................$70,000 - $  80,000..............$50,000 - $60,000
         2006................$75,000 - $  85,000..............$50,000 - $60,000
         2007 and thereafter.$80,000 - $ 100,000..............$50,000 - $60,000

     You can elect to treat deductible contributions as non-deductible. SEP IRA, SARSEP, SIMPLE IRA and Roth IRA contributions are not deductible by you.

     Remember, except for rollovers, conversions or transfers, the maximum amount you may contribute to all IRAs (including Roth and Regular IRAs, but not Education IRAs) for a calendar year is $2,000 or 100% of compensation, whichever is less.

D. NON-DEDUCTIBLE REGULAR IRA CONTRIBUTIONS: It is possible for you to make non-deductible contributions to your Regular IRA (not including SIMPLE
     IRAs) even if you are not eligible to make deductible contributions to a Regular IRA or non-deductible contributions to a Roth IRA for the year. The amount of non-deductible contributions you can make depends on the amount of deductible contributions you make. The sum of your non-deductible and deductible contributions for a year may not exceed the lesser of (1) $2,000 ($4,000 combined when a Spousal IRA is also involved), or (2) 100% of your compensation (or, if a Spousal IRA is involved, 100% of you and your spouse's combined compensation, reduced by the amount of any deductible IRA contribution and non-deductible Roth IRA contribution made by the "working" spouse). For plan years beginning on or after January 1, 1998, the sum of your annual non-deductible (including Roth IRA) and deductible contributions, other than when combined with a Spousal IRA or Spousal Roth IRA, may not exceed $2,000. IF YOU WISH TO MAKE A NON-DEDUCTIBLE CONTRIBUTION, YOU MUST REPORT THIS ON YOUR TAX RETURN BY FILING FORM 8606 (NON-DEDUCTIBLE IRA). REMEMBER, YOU ARE REQUIRED TO KEEP TRACK OF YOUR NON-DEDUCTIBLE CONTRIBUTIONS AS THE COMPANY DOES NOT KEEP A RECORD OF THESE FOR YOU. THIS INFORMATION WILL BE NECESSARY TO DOCUMENT THAT THE CONTRIBUTIONS WERE MADE ON A NON-DEDUCTIBLE BASIS AND THEREFORE, ARE NOT TAXABLE UPON DISTRIBUTION.

E. EFFECTS OF CONVERSION OF REGULAR IRA TO ROTH IRA: If you convert all or part of a non-Roth IRA to a Roth IRA, the amount converted from the non-Roth IRA will be taxable as if it had been distributed to you in the year of distribution or transfer from the non-Roth IRA. If you made non-deductible contributions to any Regular IRA, part of the amount taken out of a Regular IRA for conversion will be taxable and part will be non-taxable. (Use IRS Form 8606 to determine how much of the withdrawal from your Regular IRA is taxable and how much is non-taxable). The taxable portion of the amount converted is includable in your income for the year of conversion. However, if the conversion takes place in 1998, or if the conversion amount is distributed in 1998 and contributed to a Roth IRA within 60 days of your receipt of the distribution, one quarter of the taxable amount will be includable in your income in 1998 and in each of the next three tax years. However, an individual who makes a conversion prior to January 1, 1999, can elect to include the full taxable conversion amount in income for 1998. This election is made on IRS Form 8606 by the individual and cannot be made or changed after the due date (including extensions) for filing the 1998 Federal income tax return. If a taxpayer dies before the end of the 4-year spread, the taxable portion of the conversion amount which has not been included in income will generally be taxable in the year of the taxpayer's death. However, if the sole beneficiary of the Roth IRA is the surviving spouse, he or she can elect to continue the 4-year spread. In addition, if the 4-year spread rule is utilized for 1998 conversions, any distributions of amounts subject to the 4-year spread occurring before 2001, will require acceleration of income inclusion as explained in the section which follows on TAXABILITY OF ROTH IRA DISTRIBUTIONS. (SEE PART III. J.)
     Amounts properly converted from a non-Roth IRA to a Roth IRA are generally not subject to the 10% early withdrawal penalty. However, if you make a conversion to a Roth IRA, but keep part of the money for any reason, that amount will be taxable in the year distributed from the non-Roth IRA and the taxable portion may be subject to the 10% early withdrawal penalty. In addition, under 1998 technical corrections, if an amount allocable to a conversion contribution is distributed from the Roth IRA during the 5-year period (beginning with the first day of the individual's taxable year in which the conversion contribution was made), it will be subject to a 10-percent premature distribution penalty tax (but only to the extent the conversion amount distributed was includable in gross income as a result of the conversion).

     You should consult with your tax advisor to ensure that you receive the tax benefits you desire before you contribute to a Roth IRA, convert to a Roth IRA or take distributions from a Roth IRA. IT WILL ALSO BE IMPORTANT FOR YOU TO KEEP TRACK OF AND REPORT ANY REGULAR OR CONVERSION CONTRIBUTIONS YOU MAKE TO YOUR ROTH IRAS AS REQUIRED BY THE IRS. CONVERSION CONTRIBUTIONS, RECHARACTERIZATIONS OF CONVERSIONS AND DISTRIBUTIONS FROM A ROTH IRA MUST BE REPORTED ON IRS FORM 8606.

F. RECHARACTERIZATION OF IRA AND ROTH IRA CONTRIBUTIONS: IRA owners are permitted, beginning in 1998, to treat a contribution made to one type of IRA as made to a different type of IRA for a taxable year in a process known as "recharacterization". A recharacterization is accomplished by an individual who has made a contribution to an IRA of one type for a taxable year, electing to treat the contribution as having been made to a second IRA of a different type for the

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     taxable year. To accomplish the  recharacterization,  a  trustee-to-trustee transfer from the first IRA to the second IRA must be made on or before the due date (including extensions) for filing the individual's Federal income tax return for the taxable year for which the contribution was made to the first IRA. HOWEVER, IN ANNOUNCEMENT 99-104, THE IRS HAS INDICATED THAT A CALENDAR YEAR TAXPAYER THAT HAS TIMELY FILED HIS 1998 FEDERAL INCOME TAX RETURN, CAN ELECT TO RECHARACTERIZE A 1998 IRA CONTRIBUTION, INCLUDING A ROTH IRA CONVERSION, PROVIDED APPROPRIATE CORRECTIVE ACTION IS TAKEN BY DECEMBER 31, 1999. FOR THE 1999 TAX YEAR, THE DEADLINE IS CURRENTLY OCTOBER 16, 2000 (SEE FORM 8606 INSTRUCTIONS). APPROPRIATE CORRECTIVE ACTION MAY INCLUDE NOTIFYING THE TRUSTEE OR ISSUER; HAVING THE TRUSTEE OR ISSUER ACTUALLY MAKING THE TRANSFER OR ACCOUNT REDESIGNATION; AND FILING AN AMENDED 1998 OR 1999, AS APPROPRIATE, FEDERAL INCOME TAX RETURN TO REFLECT THE RECHARACTERIZATION. FOR 1998, THE CORRECTED RETURN MUST BE FILED BY APRIL 15, 2000. Any net income attributable to the recharacterized contribution must also be transferred to the second IRA. Once the transfer is made, the election is irrevocable. The effect of recharacterizing a contribution is that it is treated as having been originally contributed to the second IRA on the same date and (in the case of a regular contribution) for the same taxable year that the contribution was made to the first IRA. If you elect to recharacterize a contribution, you must report the recharacterization and treat the contribution as having been made to the second IRA, instead of the first, on your Federal income tax return.

     Examples of where a recharacterization election might be useful or desired include: where an individual discovers he was ineligible to convert a regular IRA to a Roth IRA because his adjusted gross income exceeded $100,000; amounts were erroneously rolled over from a traditional IRA to a SIMPLE IRA; or an individual decides after he has made a contribution to a regular IRA for a tax year that he is eligible for and prefers to contribute to a Roth IRA, or vice versa. Recharacterizations are not permitted where a deduction has been taken for the contribution to the first IRA; the contribution to the first IRA was the result of a tax-free transfer or; the original contribution was an employer contribution to a SIMPLE or SEP IRA.

     RECONVERSION RULES:

     For taxable years after 1999, if you convert a non-Roth IRA to a Roth IRA and then recharacterize it back to a non-Roth IRA, you are not permitted by IRS rules to reconvert the amount from the non-Roth IRA back to a Roth IRA before the beginning of the taxable year following the taxable year in which the amount was converted to a Roth IRA or, if later, the end of the 30-day period beginning on the day on which you recharacterized the Roth IRA to a non-Roth IRA. This rule will apply even if you were not eligible to make the original conversion because of your AGI or tax filing status. If you attempt a reconversion prior to the time permitted, it will be treated as a "failed conversion". The remedy for a failed conversion is recharacterization to a non-Roth IRA. If the failed conversion is not corrected, it will be treated as a regular contribution to a Roth IRA and thus, may be an excess contribution subject to a 6% excise tax for each tax year it remains in the Roth IRA to the extent it exceeds the maximum regular Roth IRA contribution permitted for the tax year. (SEE PART III. G., EXCESS CONTRIBUTIONS, BELOW). Also, the failed conversion will be subject to the 10% premature distribution penalty tax, unless corrected or an exception to that tax applies. CONSULT WITH YOUR TAX ADVISOR BEFORE ATTEMPTING A "RECONVERSION".

G. EXCESS CONTRIBUTIONS: There is a 6% IRS penalty tax on IRA contributions made in excess of permissible contribution limits. However, excess contributions made in one year may be applied against the contribution limits in a later year if the contributions in the later year are less than the limit. This penalty tax can be avoided if the excess amount, together with any earnings on it, is returned to you before the due date of your tax return for the year for which the excess amount was contributed. Any earnings so distributed will be taxable in the year for which the contribution was made and may be subject to the 10% premature distribution penalty tax (SEE PART III, PREMATURE IRA DISTRIBUTIONS). The 6% excess contribution penalty tax will apply to each year the excess amount remains in the IRA Plan, until it is removed either by having it returned to you or by making a reduced contribution in a subsequent year. To the extent an excess contribution is absorbed in a subsequent year by contributing less than the maximum deduction allowable for that year, the amount absorbed will be deductible in the year applied (provided you are eligible to take a deduction). If a taxpayer transfers amounts contributed for a tax year to a Regular IRA (and any earnings allocated to such amounts) to a Roth IRA by the due date for filing the return for such tax year (including extensions), the amounts are not included in the taxpayer's gross income to the extent that no deduction was allowed for the contribution (SEE PART
     III. F. RECHARACTERIZATION OF IRA AND ROTH IRA CONTRIBUTIONS ABOVE).

     EXCESS CONTRIBUTIONS TO A ROTH IRA: If you are ineligible and convert a Regular IRA to a Roth IRA, all or a part of the amount you convert may be an excess contribution. (Examples may include conversions made when your Roth AGI exceeds $100,000 or because you fail to timely make the rollover contribution from the Regular IRA to the Roth IRA). In tax years after 1999, you may also have an excess contribution if your conversion is a "failed conversion" that is not timely corrected.

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     You will have an excess  contribution if the ineligible amounts you convert and the  contributions  you make to all your  IRAs for the tax year  exceed your IRA contribution limits for the year. To avoid the 6% excise tax on excess contributions, you must withdraw the excess contributions plus earnings before the due date of your tax return (plus extensions) or
     recharacterize   the   contribution,   if  permitted   (SEE  PART  III.  F.
     RECHARACTERIZATION OF IRA AND ROTH IRA CONTRIBUTIONS ABOVE).

H. LOANS AND PROHIBITED TRANSACTIONS: You may not borrow from your IRA Plan (including Roth IRAs) or pledge it as security for a loan. A loan would disqualify your entire IRA Plan, and its full value (or taxable portions of your Roth IRA or non-deductible Regular IRA) would be includable in your taxable income in the year of violation. This amount would also be subject to the 10% penalty tax on premature distributions. Your IRA Plan will similarly be disqualified if you or your beneficiary engage in any transaction prohibited by Section 4975 of the Internal Revenue Code. A pledge of your IRA as security for a loan will cause a constructive distribution of the portion pledged and also be subject to the 10% penalty tax.

I. TAXABILITY OF REGULAR IRA DISTRIBUTIONS: Any cash distribution from your IRA Plan, other than a Roth IRA, is normally taxable as ordinary income. All IRAs of an individual are treated as one contract. All distributions during a taxable year are treated as one distribution; and the value of the contract, income on the contract, and investment in the contract is computed as of the close of the calendar year with or within which the taxable year ends. If an individual withdraws an amount from an IRA during a taxable year and the individual has previously made both deductible and non-deductible IRA contributions, the amount excludable from income for the taxable year is the portion of the amount withdrawn which bears the same ratio to the amount withdrawn for the taxable year as the individual's aggregate non-deductible IRA contributions bear to the balance of all IRAs of the individual.

J. TAXABILITY OF ROTH IRA DISTRIBUTIONS: "Qualified distributions" from a Roth IRA are not included in the taxpayer's gross income and are not subject to the additional ten percent (10%) early withdrawal penalty tax. To be a "qualified distribution," the distribution must satisfy a five-year holding period and meet one of the following four requirements: (1) be made on or after the date on which the individual attains age 591/2; (2) be made to a beneficiary or the individual's estate on or after the individual's death;
     (3) be attributable to the individual being disabled; or (4) be a distribution to pay for a "qualified" first-time home purchase (up to a lifetime limit of $10,000). The five-year holding period for escaping inclusion in income begins with the first day of the tax year in which any contribution (including a conversion from a Regular IRA) is made to a Roth IRA of the taxpayer. If the Roth IRA owner dies, this 5-taxable-year period is not redetermined for the Roth IRA while it is held in the name of a beneficiary or a surviving spouse who treats the decedent's Roth IRA as his or her own. However, a surviving spouse who treats the Roth IRA as his or her own, must receive any distributions as coming from the surviving spouse's own Roth IRA, thus it cannot be treated as being received by a beneficiary on or after the owner's death for purposes of determining whether the distribution is a "qualified distribution".

     If a distribution from a Roth IRA is not a "qualified distribution" and it includes amounts allocable to earnings, the earnings distributed are includable in taxable income and may be subject to the 10% premature distribution penalty if the taxpayer is under age 59 1/2. Also, the 10% premature distribution penalty tax may apply to conversion amounts distributed even though they are not includable in income, if the distribution is made within the 5-taxable-year period beginning on the first day of the individual's taxable year in which the conversion contribution was made. Only the portion of the conversion includable in income as a result of the conversion would be subject to the penalty tax under this rule. The 5-taxable-year period for this purpose is determined separately for each conversion contribution and may not be the same as the 5-taxable-year period used to determine whether a distribution from a Roth IRA is a "qualified distribution" or not. FOR THIS REASON IT IS IMPORTANT THAT YOU KEEP TRACK OF WHEN YOUR CONVERSION CONTRIBUTIONS ARE MADE TO YOUR ROTH IRA. (SEE PART III. L., PREMATURE IRA DISTRIBUTIONS).

     Unlike Regular IRAs, distributions from Roth IRAs come first from regular contributions, then converted amounts on a first-in first-out basis, and last from earnings. Any distributions made before 2001 which are attributable to 1998 conversion contributions for which the 4-year income-tax spread is being utilized, will result in an acceleration of taxable income in the year of distribution up to the amount of the distribution allocable to the 1998 conversion. This amount is in addition to the amount otherwise includable in gross income for that taxable year as a result of the conversion, but not in excess of the amount required to be included over the 4-year period. This tax treatment would likewise apply in the case of distributions made by a surviving spouse who elects to continue the 4-year spread on death of the original owner of the Roth IRA. Generally, all Roth IRAs (both regular Roth IRAs and Roth Conversion IRAs) must be treated as one for purposes of determining the taxation of distributions. However, if a Roth IRA is held by an individual as beneficiary of a deceased Roth IRA owner, the 5-taxable-year period used to determine whether distributions are qualified or not is determined independently of the 5-year-taxable period for the beneficiary's own Roth IRAs. However, if a surviving spouse elects to treat the Roth IRA as his or her own, the 5-year-taxable period for all of the surviving spouse's Roth IRAs is the earlier of the end of either the 5-taxable-year period for the decedent or that applicable to the surviving spouse's own Roth IRAs.

     THE RULES FOR TAXING NON-QUALIFIED DISTRIBUTIONS AND PREMATURE DISTRIBUTIONS OF CONVERSION AMOUNTS FROM A ROTH IRA ARE COMPLEX. TO ENSURE THAT YOU RECEIVE THE TAX RESULT YOU DESIRE, YOU SHOULD CONSULT WITH YOUR TAX ADVISOR BEFORE TAKING A DISTRIBUTION FROM A ROTH IRA.


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K.   LUMP SUM  DISTRIBUTION:  If you decide to receive the entire  value of your
     IRA Plan in one lump sum, the full amount is taxable when received (except as to non-deductible contributions to a Regular IRA or to a Roth IRA, or "qualified distributions" from a Roth IRA), and is not eligible for the special 5 or 10 year averaging tax rules under Code Section 402 on lump sum
     distributions   which  may  be  available  for  other  types  of  Qualified
     Retirement Plans.

L. PREMATURE IRA DISTRIBUTIONS: There is a 10% penalty tax on taxable amounts distributed from your IRA (including the taxable portion of any non-qualified distributions from a Roth IRA, or if you receive a distribution of conversion amounts within the five-year period beginning with the year of the conversion, any amounts distributed that were originally taxable as a result of the conversion) prior to the attainment of age 591/2, except for: (1) distributions made to a beneficiary on or after the owner's death; (2) distributions attributable to the owner's being disabled as defined in Code Section 72(m)(7); (3) distributions that are part of a series of substantially equal periodic payments (made at least annually) for the life of the annuitant or the joint lives of the annuitant and his or her beneficiary; (4) distributions made on or after January 1, 1997 for medical expenses which exceed 7.5% of the annuitant's adjusted gross income; (5) distributions made on or after January 1, 1997, to purchase health insurance for the individual and/or his or her spouse and dependents if he or she: (a) has received unemployment compensation for 12 consecutive weeks or more; (b) the distributions are made during the tax year that the unemployment compensation is paid or the following tax year; and (c) the individual has not been re-employed for 60 days or more; (6) distributions made on or after January 1, 1998 for certain qualified higher education expenses of the taxpayer, the taxpayer's spouse, or any child or grandchild of the taxpayer or the taxpayer's spouse; or (7) qualified first-time home buyer distributions made on or after January 1, 1998 (up to a lifetime maximum of $10,000) used within 120 days of withdrawal to buy, build or rebuild a first home that is the principal residence of the individual, his or her spouse, or any child, grandchild, or ancestor of the individual or spouse. Generally, the part of a distribution attributable to non-deductible contributions is not includable in income and is not subject to the 10% penalty. (BUT SEE ROTH IRA EXCEPTIONS BELOW). Also, beginning January 1, 2000, distributions to satisfy a levy issued by the IRS will also be exempt from the 10% penalty tax.

     Distributions from a SIMPLE Plan during the two-year period beginning on the date the employee first participated in the employer's SIMPLE Plan will be subject to a 25% (rather than 10%) premature distribution penalty tax.

     Distributions from a Roth IRA made before the expiration of the applicable 5 year holding period (SEE TAXABILITY OF ROTH IRA DISTRIBUTIONS) are not treated as qualified distributions and are subject to the 10% penalty tax to the extent they are includable in taxable income. In addition, any conversion amounts distributed within the five-year period beginning with the year in which the conversion occurred, are subject to the 10% penalty tax even if the distribution is not currently taxable as income, unless one of the above mentioned exceptions to the penalty tax applies. The penalty tax will only apply to the amount of the conversion that was includable in income as a result of the conversion (i.e., it will not apply to non-deductible contributions that were converted from the Regular IRA).

M. MINIMUM REQUIRED DISTRIBUTIONS: SEE PART II. F.1. AND F.2., NON-ROTH IRA MINIMUM DISTRIBUTION REQUIREMENTS AND ROTH IRA MINIMUM DISTRIBUTION
     REQUIREMENTS. If a minimum distribution is not made from your IRA (including a Roth IRA) for a tax year in which it is required, the excess, in any taxable year, of the amount that should have been distributed over the amount that was actually distributed is subject to an excise tax of 50%.

N. GIFT AND ESTATE TAX CONSEQUENCES: The designation of a beneficiary to receive funds from a Regular or a Roth IRA is not considered a transfer subject to federal gift taxes. However, funds remaining in your IRA (Regular or Roth) at the time of your death are includable in your federal gross estate for tax purposes. In addition, if the owner of an IRA or Roth IRA transfers his or her IRA or Roth IRA to another individual by gift, the gift will be considered an assignment and cause the assets of the IRA or Roth IRA to be deemed distributed to the owner, and will no longer be treated as held in the IRA. The IRS has indicated that for gifts of a Roth IRA made prior to October 1, 1998, if the entire interest in the Roth IRA is reconveyed to the original Roth IRA owner prior to January 1, 1999, the IRS will disregard the gift and reconveyance for most tax purposes.

O. MAXIMUM DISTRIBUTIONS: The Taxpayer Relief Act of 1997 repealed both the 15% excess accumulation estate tax and excess distribution excise tax which previously applied to excess retirement plan accumulations at death and excess lifetime retirement plan distributions. These rules are repealed for plan distributions made and decedents who die after December 31, 1996.

P. TAX FILING-REGULAR IRAS: You are not required to file a special IRA tax form for any taxable year (1) for which no penalty tax is imposed with respect to the IRA Plan, and (2) in which the only activities engaged in, with respect to the IRA Plan, are making deductible contributions and receiving permissible distributions. Information regarding such contributions or distributions will be included on your regular Form 1040. In some years, you may be required to file Form 5329 and/or Form 8606 in connection with your Regular IRA. Form 5329 is filed as an attachment to Form 1040 or 1040A for any tax year that special penalty taxes apply to your IRA. If you make non-deductible contributions to a regular IRA, you must designate those contributions as non-deductible on Form 8606 and attach it to your Form 1040 or 1040A. There is a $100 penalty each time you overstate the amount of your non-deductible contributions unless you can prove the overstatement was due to reasonable cause. Additional information is required on Form 8606 in years you receive a distribution from a Regular IRA. There is a $50 penalty for each failure to file a required Form 8606 unless you can prove the failure was due to reasonable

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     cause.  For further  information,  consult the  instructions  for Form 5329
     (Additional  Taxes  Attributable to Qualified  Retirement  Plans (including
     IRAs), Annuities, and Modified Endowment Contracts), Form 8606 and IRS Publication 590.

Q. TAX FILING-ROTH IRA: It is your responsibility to keep records of your regular and conversion contributions to a Roth IRA and to file any income tax forms the Internal Revenue Service may require of you as a Roth IRA owner. You will need this information to calculate your taxable income if any, when distributions from the Roth IRA begin. For example, conversion contributions must be reported to the Service on Form 8606. Form 5329 is required to be filed to the Service by you to report and remit any penalty or excise taxes. Consult the instructions to your tax return or your tax advisor for additional reporting requirements that may apply. Additional information is also available in IRS Publication 590.

R. TAX ADVICE: The Company is providing this general information as required by regulations issued under the Internal Revenue Code and assumes no responsibility for its application to your particular tax situation. Please consult with your personal tax advisor regarding specific questions you may have.

     With respect to ROTH IRAS, you should be aware that Congress has recently enacted legislation that substantially revises the rules relating to distributions from and conversions to Roth IRAs which applies retroactive to January 1, 1998. Because of this, and because guidance regarding these changes has just recently been finalized by the Internal Revenue Service, you should consult with a tax advisor prior to establishing, making contributions to, or taking distributions from a Roth IRA, to ensure that you receive the tax result you anticipate.

S. ADDITIONAL INFORMATION: You may obtain more information about IRA Plans from any district office of the IRS and IRS Publication 590.

PART IV. STATUS OF THE COMPANY'S IRA PLAN:

INTERNAL REVENUE SERVICE APPROVAL LETTER: The Company has not received approval from the Internal Revenue Service as to the form of OVERTURE ACCLAIM! Variable Annuity (Form 4880), for use in funding Regular IRA plans, nor a SIMPLE IRA. The Company uses an IRS model Roth IRA endorsement which is "deemed approved: by the IRS. Such approval, when received, is a determination only as to the form of the Annuity Contract, and does not represent a determination of the merits of the annuity.

PART V. FINANCIAL DISCLOSURE:

The following is a general description and required financial disclosure information for the variable annuity product, OVERTURE ACCLAIM! Variable Annuity (Form 4880) offered by First Ameritas, hereafter referred to as the policy.

In order for you to achieve your retirement objectives, you should be prepared to make your IRA Plan a long term savings program. An IRA is not suited to short-term savings, nor was it intended to be by Congress, as indicated by the general rule that penalties apply to withdrawals before age 59 1/2, subject to certain exceptions (see PART III; PREMATURE IRA DISTRIBUTIONS). However, you should be aware of the values in your IRA Plan during the early years as well as at retirement.

Prior to the annuity date, the policy allows you to accumulate funds based on the investment experience of the assets underlying the policy in the Separate Account or the Fixed Account. Currently, the assets which underlie the Separate Account are invested exclusively in shares of mutual funds, the "Funds", managed or administered by several fund managers. Each of the Subaccounts of the Separate Account invest solely in the corresponding portfolio of the Funds. The assets of each portfolio are held separately from the other portfolios and each has distinct investment objectives which are described in the accompanying prospectus for the Funds which you would have received when making the purchase of your annuity. The accumulation value of your IRA Plan allocated to the Separate Account will vary in accordance with the investment performance of the Subaccounts you selected. Therefore, for assets in the Separate Account, you bear the entire investment risk prior to the annuity date.

Premium payments and subsequent allocations to the Fixed Account are placed in the general account of the Company which supports insurance and annuity obligations. Policyowners are paid interest on the amounts placed in the Fixed Account at guaranteed rates (3.5%) or at higher rates declared by the Company.

ACCUMULATION VALUE: On the effective date, the accumulation value of the policy is equal to the premium received, reduced by any applicable premium taxes. Thereafter, the accumulation value of the policy is determined as of the close of trading on the New York Stock Exchange on each valuation date by multiplying the number of accumulation units for each Subaccount credited to the policy by the current value of an accumulation unit for each Subaccount, and by adding the amount deposited in the Fixed Account, plus interest. The current value of an accumulation unit reflects the increase or decrease in value due to investment results of the Subaccount and certain charges, as described below. The number of accumulation units credited to the policy is decreased by any annual policy fee, any withdrawals and any charges upon withdrawal and, upon annuitization, any applicable premium taxes and charges.


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A valuation period is the period between  successive  valuation dates. It begins at the close of trading on the New York Stock Exchange on each valuation date and ends at the close of trading on the next succeeding valuation date. A valuation date is each day that the New York Stock Exchange is open for business.

The accumulation value is expected to change from valuation period to valuation period, reflecting the net investment experience of the selected portfolios of the Funds, interest earned in the Fixed Account, additional premium payments, partial withdrawals, as well as the deduction of any applicable charges under the policy. GROWTH IN THE ACCUMULATION VALUE BASED ON INVESTMENTS IN THE SEPARATE ACCOUNT IS NEITHER GUARANTEED NOR PROJECTED.

VALUE OF ACCUMULATION UNITS: The accumulation units of each Subaccount are valued separately. The value of an accumulation unit may change each valuation period according to the net investment performance of the shares purchased by each Subaccount and the daily charge under the policy for mortality and expense risks, any daily administrative fee, and if applicable, any federal and state income tax charges.

CASH SURRENDER VALUE: The amount available for full or partial withdrawal, which is the accumulation value less any contingent deferred sales charge, any applicable premium taxes, and, in the case of a full withdrawal, the annual policy fee.

ANNUAL POLICY FEE: An annual policy fee of $36, is deducted from the accumulation value on the last valuation date of each policy year and on a full withdrawal if between policy anniversaries. This charge reimburses the Company for the administrative costs of maintaining the policy on the Company's system. This charge is a maximum of $40 and may be reduced or eliminated. First Ameritas currently waives this charge if the accumulation value of your policy is at least $50,000.

DAILY ADMINISTRATIVE FEE: A daily charge at an annual rate of 0.15% of the accumulation value. This charge, which is guaranteed not to be increased, is designed to reimburse the Company for administrative expenses incurred in connection with issuing the policy and ongoing administrative expenses incurred in connection with servicing and maintaining the policies. These expenses include the cost of processing the application and premium payment, establishing policy records, processing and servicing owner transactions and policy changes, recordkeeping, preparing and mailing reports, processing death benefit claims, and overhead costs.

MORTALITY AND EXPENSE RISK CHARGE: The Company imposes a charge to compensate it for bearing certain mortality and expense risks under the policies. For assuming these risks, the Company makes a daily charge equal to an annual rate of 1.25% of the value of the average daily net assets of the Account. This charge is subtracted when determining the daily accumulation unit value. The Company guarantees that this charge will never increase. If this charge is insufficient to cover assumed risks, the loss will fall on the Company. Conversely, if the charge proves more than sufficient, any excess will be added to the Company's surplus. No mortality and expense risk charge is imposed on the Fixed Account.

TAXES: The Company will, where such taxes are imposed by state law upon the receipt of a premium payment, deduct premium taxes. If premium taxes are imposed upon annuitization, the Company will deduct applicable premium taxes at that time. Applicable premium tax rates depend upon such factors as the policyowner's current state of residency, and the insurance laws and the status of the Company in states where premium taxes are incurred. Currently, premium taxes will not exceed 2% of the premium paid. Applicable premium tax rates are subject to change by legislation, administrative interpretations, or judicial acts. The owner will be notified of any applicable premium taxes.

PARTIAL AND FULL WITHDRAWALS: The owner may make a partial or a full withdrawal of the policy to receive part or all of the accumulation value (less any applicable charges), at any time before the annuity date and while the annuitant is living, by sending a written request to the Company. Partial withdrawals may be either systematic or elective. Systematic withdrawals provide for an automatic withdrawal, whereas, each elective withdrawal must be elected by the owner. Systematic partial withdrawals are available on a monthly, quarterly, semi annual, or annual mode. If an annuity option is elected, no partial or full withdrawals may be made after the annuity date except as permitted under the particular annuity option. Systematic or partial withdrawals may be continued after the annuity date, for Qualified Policies, with First Ameritas' consent. The amount available for a full or partial withdrawal (cash surrender value) is the accumulation value at the end of the valuation period during which the written request for withdrawal is received, less any contingent deferred sales charge, any applicable premium taxes, and in the case of a full withdrawal, less the annual policy fee that would be due on the last valuation date of the policy year. The cash surrender value may be paid in a lump sum to the owner, or, if elected, all or any part may be paid out under an annuity income option.

SALES COMMISSIONS: No deductions are made from the premium payments for sales charges. Commissions paid by the Company to broker-dealers may vary, but are not expected to exceed 1% of premiums paid. Broker-dealers may also receive asset based administrative compensation of up to 1% (annualized). From time to time, additional sales incentives may be provided to broker- dealers.


FALIC Overture Acclaim !
                                    - B: 13 -

FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK LOGO

      EMPLOYEE BENEFIT PLAN
      INFORMATION STATEMENT
      401(A) PENSION/PROFIT SHARING PLANS
      403(B) ERISA PLANS


For purchasers of a 401(a) Pension/Profit Sharing Plan, or 403(b) ERISA Plan, the purpose of this statement is to inform you as an independent Fiduciary of the Employee Benefit Plan, of the Sales Representative's relationship to and compensation from First Ameritas Life Insurance Corp. of New York (First Ameritas), as well as to describe certain fees and charges under the OVERTURE ACCLAIM! Variable Annuity Policy being purchased from the Sales Representative.

The Sales Representative is appointed with First Ameritas as its Sales Representative and is a Securities Registered Representative. In this position, the Sales Representative is employed to procure and submit to First Ameritas applications for contracts, including applications for OVERTURE ACCLAIM! Variable Annuity.

COMMISSIONS, FEES AND CHARGES

The following commissions, fees and charges apply to OVERTURE ACCLAIM! Variable Annuity (policy):

SALES COMMISSION: No deductions are made from the premium payments for sales charges. Commissions paid by the Company to broker-dealers may vary, but are not expected to exceed 1% of premiums paid. Broker-dealers may also receive asset based administrative compensation of up to 1% (annualized). From time to time, additional sales incentives may be provided to broker- dealers.

ANNUAL POLICY FEE: An annual policy fee of up to $40 is deducted from the accumulation value in the policy on the last valuation date of each policy year or on a full withdrawal if between policy anniversaries. This charge reimburses First Ameritas for the administrative costs of maintaining the policy on First Ameritas's system. This charge is subtracted when determining the daily accumulation unit value. First Ameritas currently waives this charge if the accumulation value of your policy is at least $50,000.

DAILY ADMINISTRATIVE FEE: The daily administrative fee is a daily charge at an annual rate of .15% of the accumulation value. This charge is guaranteed not to increase and is designed to reimburse First Ameritas for administrative expenses of issuing, servicing and maintaining the policies. First Ameritas does not expect to make a profit on this fee.

MORTALITY AND EXPENSE RISK CHARGE: First Ameritas imposes a charge to compensate it for bearing certain mortality and expense risks under the policies. First Ameritas makes a daily charge equal to an annual rate of 1.25% of the value of the average daily net assets of the Account under the policies. This charge is subtracted when determining the daily accumulation unit value. First Ameritas guarantees that this charge will never increase. If this charge is insufficient to cover assumed risks, the loss will fall on First Ameritas. Conversely, if the charge proves more than sufficient, any excess will be added to First Ameritas's surplus. No mortality and expense risk charge is imposed on the Fixed Account.

PARTIAL AND FULL WITHDRAWALS: The policyowner may make a partial or a full withdrawal of the policy to receive part or all of the accumulation value (less any applicable charges), at any time before the annuity date and while the annuitant is living by sending a written request to First Ameritas. Partial withdrawals may be either systematic or elective. Systematic withdrawals provide for an automatic withdrawal, whereas, each elective withdrawal must be elected by the owner. Systematic partial withdrawals are available only on an annual mode. No partial or full withdrawals may be made after the annuity date except as permitted under the particular annuity option or as may be permitted under the Plan and the Internal Revenue Code and applicable regulations. The amount available for partial or full withdrawal (cash surrender value) is the accumulation value at the end of the valuation period during which the written request for withdrawal is received, less any contingent deferred sales charge, any applicable premium taxes, and in the case of a full withdrawal, the annual policy fee that would be due on the last valuation date of the policy year. The cash surrender value may be paid in a lump sum to the owner, or if elected, all or any part may be paid out under an annuity income option.
TAXES: First Ameritas will deduct premium taxes upon receipt of a premium payment or upon annuitization depending upon the requirements of the law of the state of the policyowner's residence. Currently, premium taxes will not exceed 2% of the premium paid, but are subject to change by legislation, administrative interpretations, or judicial act.

FUND INVESTMENT ADVISORY FEES AND EXPENSES: At the direction of the policyowner, the Separate Account purchases shares of Funds which are available for investment under this policy. The net assets of the Separate Account will reflect the value of the Fund shares and therefore, investment advisory fees and other expenses of the Funds. A complete description of these fees and expenses is contained in the Funds' Prospectuses.

FALIC Overture Acclaim !
                                    - B: 14 -

                                    THANK YOU
                 for reviewing this Prospectus. You should also
                  review the series fund prospectuses for those
                Subaccount variable investment option underlying
                         portfolios you wish to select.


                             IF YOU HAVE QUESTIONS,
                      contact your sales representative, or
                              write or call us at:

                      FOR APPLICATION AND RELATED QUESTIONS
                 First Ameritas Life Insurance Corp. of New York
                              400 Rella Blvd, #304
                          Suffern, NY 10901 Telephone:
                                 1-877-380-1586
                                      Fax:

                              FOR ALL OTHER MATTERS
                 First Ameritas Life Insurance Corp. of New York
                                 Service Center
                                 P.O. Box 82550
                             Lincoln, Nebraska 68501
                                       or
                                 5900 "O" Street
                             Lincoln, Nebraska 68510
                            Telephone: 1-800-745-1112
                               Fax: 1-800-745-6153
                             www.newyork.ameritas.com


                           REMEMBER, THE CORRECT FORM
                 is important for us to accurately process your
                 Policy elections and changes. Many can be found
               on our website "on-line services" site. Or, call us
                 at our toll-free number and we'll send you the
                                 form you need.



|_|   STATEMENT OF ADDITIONAL
      INFORMATION TABLE OF CONTENTS

      A Statement of Additional Information and other information about us and the Policy with the same date as this prospectus contains more details concerning the disclosures in this prospectus.
      For a free copy, access it on the SEC's Web site (WWW.SEC.GOV/EDAUX/PROSPECT.HTM, and type in "First Ameritas"), or write or call us. Here is the Table of Contents for the Statement of Additional Information:


                                    BEGIN ON
                                      PAGE
General Information and History        2
Services
Purchase of Securities Being Offered
Underwriters
Calculation of Performance             2
  Standardized Performance Reporting
  Non-Standardized Performance Reporting
  Our Performance Reports
  Yields
Additional Tax Information             6
  General
  Withholding Tax on Distributions
  Diversification
  Owner Control
  Multiple Contracts
  Partial 1035 Exchanges
  Contracts Owned by other than Natural
     Persons
  Death Benefits
  Tax Treatment of Assignments
  Qualified Plans
  Tax Treatment of Withdrawals
  Types of Qualified Plans
Other Information                      12
Service Marks & Copyright
Financial Statements



              FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK LOGO





(C) First Ameritas Life Insurance Corp. of New York

FALIC Overture Acclaim !              LAST PAGE

                                                          REGISTRATION 333-39240

                       STATEMENT OF ADDITIONAL INFORMATION

                            DATED: ___________, 2000
                                       FOR

      OVERTURE ACCLAIM ! FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY POLICY
           ISSUED BY: FIRST AMERITAS VARIABLE ANNUITY SEPARATE ACCOUNT
               OF FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK


This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the prospectus and should be read in conjunction with the Policy prospectus dated _______, 2000. The prospectus may be obtained from our Service Center by writing us at P.O. Box 82550, Lincoln, Nebraska 68501, by e-mailing us through our website at www.newyork.ameritas.com, or by calling us at 1-800-745-1112. Defined terms used in the current prospectus for the Policies are incorporated in this Statement.


                                      TABLE OF CONTENTS


                                                        PAGE
          General Information and History                 2
          Services
          Purchase of Securities Being Offered
          Underwriters
          Calculation of Performance                      2
            Standardized Performance Reporting
            Non-Standardized Performance Reporting
            Our Performance Reports
            Yields
          Additional Tax  Information                     6
          General
          Withholding Tax on  Distributions
          Diversification
            Owner Control
          Multiple  Contracts
          Partial 1035 Exchanges
          Contracts Owned by other than  Natural  Persons
          Death  Benefits
          Tax  Treatment  of  Assignments
            Qualified Plans
          Tax Treatment of Withdrawals
          Types of Qualified Plans
          Other Information                               12
          Service Marks & Copyright
          Financial Statements


                        FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     1

GENERAL INFORMATION AND HISTORY

First Ameritas Variable Annuity Separate Account is a separate investment account of First Ameritas Life Insurance Corp. of New York ("we, us, our, First Ameritas"). We are a stock life insurance company organized under the insurance laws of the State of New York in 1993. We are a wholly owned subsidiary of Ameritas Life Insurance Corp., Nebraska's oldest insurance company - in business since 1887. We are subject to New York law and regulated by the New York Department of Insurance. We currently conduct insurance business only, and only in the State of New York. We are an affiliate of Ameritas Variable Life Insurance Company, which conducts similar variable annuity and variable life business in all states except Maine, New York and Vermont.

SERVICES

We are the custodian of the assets of the Separate Account. The custodian has custody of all funds of the Separate Account and collects proceeds of shares of the Subaccount underlying portfolios bought and sold by the Separate Account. We are also the custodian of Policy assets in the Fixed Account, which are held in our general account.

The statutory basis financial statements included in this Statement have been audited by Deloitte & Touche LLP, 1248 "O" Street Suite 1040, Lincoln, Nebraska 68508, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

All matters of state and federal law pertaining to the Policies have been passed upon by our internal legal staff.


PURCHASE OF SECURITIES BEING OFFERED

The Policy will be sold by licensed insurance agents in states where the Policies may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).


UNDERWRITERS

The Policy is offered continuously and is distributed by Ameritas Investment Corp ("AIC"), 5900 "0" Street, Lincoln, Nebraska 68510. AIC is a subsidiary of AMAL Corporation, a holding company that is a joint venture of Ameritas Life Insurance Corp. and AmerUs Life Insurance Company, both of which guaranty the performance of AIC. AIC enters into contracts with various broker-dealers ("Distributors") to distribute Policies. Since we just began issuing Policies under the Separate Account concurrent with the effective date of the Policy prospectus, we have not previously paid any compensation to AIC for principal underwriter or distribution services.


CALCULATION OF PERFORMANCE

When we advertise performance for a Subaccount (except any Money Market Subaccount), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for a Subaccount will be shown for periods beginning on the date the Subaccount first invested in a corresponding series fund portfolio. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission ("SEC").

We report average annual total return information via internet and periodic printed reports. Average annual total return quotations on our internet website will be current as of the previous Business Day. Printed average annual total return information may be current to the last Business Day of the previous calendar week, month, or quarter preceding the date on which a report is submitted for publication. Both standardized average annual total return quotations and

                        FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     2
non-standardized total return quotations will cover at least periods of one, five, and ten years, or a period covering the time the Subaccount has been in existence, if it has not been in existence for one of the prescribed periods. If the corresponding series fund portfolio has been in existence for longer than the Subaccount, the non-standardized total return quotations will show the investment performance the Subacount would have achieved (reduced by the applicable charges) had it been invested in the series fund portfolio for the period quoted; this is referred to as "adjusted historical" performance reporting. Standardized average annual total return is not available for periods before the Subaccount was in existence.

Quotations of standardized average annual total return and non-standardized total return are based on historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of a Subaccount and it's corresponding series fund portfolio include general market conditions, operating expenses and investment management. An Owner's withdrawal value upon surrender of a Policy may be more or less than the premium invested in the Policy.

STANDARDIZED PERFORMANCE REPORTING
Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in a Subaccount at the offering on the first day of the period ("initial investment"), and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of the guaranteed maximum mortality and expense fee and administrative expense charge, the guaranteed maximum annual Policy Fee, and is presented both with and without the guaranteed maximum charge for all optional features (presently only a Periodic Step-Up Guaranteed Minimum Death Benefit). The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states. (New York does not impose a premium tax on variable annuity policy premium.)

NON-STANDARDIZED PERFORMANCE REPORTING
We may also advertise non-standardized total return. Non-standardized total return may assume: (1) the Policy is not surrendered, so no withdrawal charges are levied; (2) the Subaccounts have existed for periods other than those required to be presented; (3) current charges are incurred if they are less than the Policy's guaranteed maximum charges; or (4) may differ from standardized average annual total return in other ways disclosed in the table description. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical Policy. For these reasons, non-standardized total returns for a Subaccount are usually higher than standardized total returns for a Subaccount.

OUR PERFORMANCE REPORTS
Since the Separate Account just commenced operations on the effective date of this Prospectus, we do not have any standardized average annual total returns to report for each investment portfolio (except the Ameritas Money Market Subaccount). When we do, they will be shown for 1, 5, and 10 year periods and since inception of each Separate Account Subaccount (more recent returns may be more or less than the stated returns due to market volatility).

The non-standardized average annual total returns that each Subaccount (except any Money Market Subaccount) would have achieved if it had been invested in the corresponding series fund portfolio for the periods indicated, calculated in a manner similar to standardized average annual total return (more recent returns may be more or less than the stated returns due to market volatility) are:


                        FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     3

NON-STANDARDIZED "ADJUSTED HISTORICAL" AVERAGE ANNUAL TOTAL RETURN
FOR PERIOD ENDING ON 12/31/1999
(REFLECTS BASE POLICY CHARGES THAT ARE APPLICABLE TO THE SEPARATE ACCOUNT ONLY; E.G., NO POLICY FEE, NO WITHDRAWAL CHARGES, AND NO OPTIONAL FEATURE CHARGES. ALSO REFLECTS EXPERIENCE OF THE SUBACCOUNT UNDERLYING PORTFOLIO FOR PERIODS BEYOND THE SUBACCOUNT'S OWN INCEPTION DATE.)
(COMPUTED ON THE SAME BASIS AS STANDARDIZED TOTAL RETURN EXCEPT CURRENT CHARGES ARE USED RATHER THAN GUARANTEED MAXIMUM CHARGES, NO POLICY FEE IS REFLECTED, AND NO WITHDRAWAL CHARGES ARE REFLECTED SINCE THE POLICY IS INTENDED FOR LONG TERM INVESTMENT. ASSUMES NO OPTIONAL FEATURE IS SELECTED.) REFLECTS THESE EXPENSES DEDUCTED DAILY FROM POLICY SEPARATE ACCOUNT ASSETS TO EQUAL THE ANNUAL % SHOWN:
MORTALITY AND EXPENSE RISK CHARGE OF 1.25% AND ADMINISTRATIVE EXPENSE CURRENT CHARGE OF 0.15%.

o Subaccount                               One Year          Five Year       Ten Year or, if less
  Underlying porfolio inception date                                          Since Inception
                                           Continue Policy   Continue Policy  Continue Policy
-------------------------------------------------------------------------------------------------
ALGER
o  Alger American Balanced (9/5/89)            27.44%            21.89%           12.19%
o  Alger American Leveraged AllCap (1/25/95)   75.63%              NA             44.42%
AMERITAS PORTFOLIOS (subadvisor)
o  Ameritas Growth (Fred Alger) (1/9/89)       32.82%            29.27%           21.24%
o  Ameritas Income & Growth
   (Fred Alger) (11/15/88)                     42.73%            31.54%           17.45%
o  Ameritas MidCap Growth
   (Fred Alger) (5/3/93)                       30.02%            24.39%           22.99%
o  Ameritas Small Capitalization
   (Fred Alger) (9/21/88)                      45.81%            21.68%           16.92%
o  Ameritas Emerging Growth
   (MFS Co.) (7/24/95)                         73.93%              NA             34.47%
o  Ameritas Growth With Income
   (MFS Co.) (10/9/95)                          4.57%              NA             19.26%
o  Ameritas Research (MFS Co.) (7/26/95)       21.89%              NA             21.05%
o  Ameritas Index 500 (State Street) (8/1/95)  18.94%              NA             24.50%
CALVERT SOCIAL
o  CVS Social Balanced (9/2/86)                11.23%            17.02%           11.05%
o  CVS Social International Equity (6/30/92)   31.78%            17.06%           13.72%
o  CVS Social Mid Cap Growth (7/16/91)          5.90%            19.80%           13.06%
o  CVS Social Small Cap Growth (3/15/95)       18.38%              NA              7.60%
FIDELITY (Service Class 2)
o  VIP Asset Manager (9/6/89)                   9.55%            14.02%           11.57%
o  VIP Asset Manager: Growth (1/3/95)          13.66%              NA             18.48%
o  VIP Contrafund (1/3/95)                     22.54%              NA             25.96%
o  VIP Equity-Income (10/9/86)                  4.85%            16.96%           12.89%
o  VIP Growth (10/9/86)                        35.55%            27.92%           18.25%
o  VIP High Income (9/19/85)                    6.59%             9.33%           10.86%
o  VIP Investment Grade Bond (12/5/88)         -2.42%             5.80%            5.69%
o  VIP Overseas (1/28/87)                      40.26%            15.82%            9.87%
MFS
o  Global Governments (6/14/94)                -3.85%             2.95%            2.66%
o  New Discovery (5/1/98)                      72.65%              NA             40.11%
o  Utilities (1/3/95)                          29.01%              NA             24.70%
MORGAN STANLEY
o  Emerging Markets Equity (10/1/96)           92.04%              NA             10.48%
o  Global Equity (1/2/97)                       2.66%              NA             10.65%
o  International Magnum (1/2/97)               23.51%              NA             11.84%
o  U.S. Real Estate (3/3/97)                   -2.84%              NA             -0.61%



                        FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     4

YIELDS
We may advertise the current annualized yield for a 30-day period for a Subaccount. The annualized yield of a Subaccount refers to the income generated by the Ssubaccount over a specified 30-day period. Because this yield is annualized, the yield generated by a Subaccount during the 30-day period is assumed to be generated each 30-day period. THE YIELD IS COMPUTED BY DIVIDING THE NET INVESTMENT INCOME PER ACCUMULATION UNIT EARNED DURING THE PERIOD BY THE PRICE PER UNIT ON THE LAST DAY OF THE PERIOD, ACCORDING TO THE FOLLOWING
FORMULA:
                            YIELD=2[(A - B +1)6 - 1]
                                     -----
                                        cd

WHERE A=NET INVESTMENT INCOME EARNED DURING THE PERIOD BY THE PORTFOLIO COMPANY ATTRIBUTABLE TO SHARES OWNED BY THE SUBACCOUNT, B=EXPENSES ACCRUED FOR THE PERIOD (NET OF REIMBURSEMENTS), C=THE AVERAGE DAILY NUMBER OF ACCUMULATION UNITS OUTSTANDING DURING THE PERIOD, AND D=THE MAXIMUM OFFERING PRICE PER ACCUMULATION UNIT ON THE LAST DAY OF THE PERIOD. THE YIELD REFLECTS THE BASE POLICY MORTALITY AND EXPENSE RISK FEE AND ADMINISTRATIVE EXPENSE CHARGE. NET INVESTMENT INCOME WILL BE DETERMINED ACCORDING TO RULES ESTABLISHED BY THE SEC. THE YIELD ASSUMES AN AVERAGE POLICY SIZE OF $75,000, SO NO POLICY FEE IS APPLICABLE, AND ALSO ASSUMES THE POLICY WILL CONTINUE (SINCE THE POLICY IS INTENDED FOR LONG TERM INVESTMENT) SO DOES NOT REFLECT ANY WITHDRAWAL CHARGE. THE YIELD DOES NOT INCLUDE CHARGES FOR ANY OPTIONAL FEATURE.

Because of the charges and deductions imposed by the Separate Account, the yield for a Subaccount will be lower than the yield for the corresponding series fund portfolio. The yield on amounts held in the Subaccount normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. A Subaccount's actual yield will be affected by the types and quality of portfolio securities held by the series fund and the series fund's operating expenses.

Any current yield quotations of the Ameritas Money Market Subaccount, subject to Rule 482 of the Securities Act of 1933, will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Subaccount based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The Ameritas Money Market Subaccount's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing Policy having a balance of one Accumulation Unit at the beginning of the base period, subtracting a hypothetical charge reflecting those Policy deductions stated above, and dividing the net change in Policy value by the value of the Policy at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The Ameritas Money Market Subaccount's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Subaccount.

                                AS OF 12/31/1999
         REFLECTING MAXIMUM GUARANTEED CHARGES    YIELD          EFFECTIVE YIELD
         Ameritas Money Market Subacccount         *                    *

         REFLECTING  CURRENT  CHARGES             YIELD          EFFECTIVE YIELD
         Ameritas Money Market Subacccount         *                    *
         * Since the Subaccount just commenced operation on the effective date of the Policy prospectus, there is no historical yield information to report.

The Ameritas Money Market Subaccount's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the series fund's expenses. Although we determine the Subaccount's yield on the basis of a seven calendar day period, we may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series fund's prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a Policy owner's investment in the Ameritas Money Market Subaccount nor that Subaccount's investment in the Ameritas Money Market series fund portfolio is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

                        FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     5

ADDITIONAL TAX INFORMATION

NOTE: THIS INFORMATION SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISOR. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY POLICY OR TRANSACTION INVOLVING THE POLICY. PURCHASERS BEAR THE COMPLETE RISK THAT THE POLICY MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND SPECIAL RULES NOT DESCRIBED IN THE POLICY PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL
Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in Policy value until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total withdrawal or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Policy. For a payment received as a partial withdrawal, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the Policy's cost basis is withdrawn. For Policies issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity income option is determined by multiplying the payment by the ratio that the cost basis of the Policy (adjusted for any period certain or refund feature) bears to the expected return under the Policy. Payments received after the investment in the Policy has been recovered (i.e. when the total of the excludable amounts equals the investment in the Policy) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of qualified plans there may be no cost basis in the Policy within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under a Policy should seek competent financial advice about the tax consequences of distributions.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us.

WITHHOLDING TAX ON DISTRIBUTIONS
The Code generally requires us (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from Policies issued under certain types of qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the estimated taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax sheltered annuity qualified under Section 403(b) of the Code (other than (1) a series of substantially equal annuity payments for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a Policy other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

                        FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     6

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

DIVERSIFICATION
Section 817(h) of the Code provides that in order for a variable annuity policy based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such policy must be "adequately diversified." The Treasury regulations issued under Section 817(h) (Treas. Reg. 1.817-5) apply a diversification requirement to each of the Subaccounts of the Separate Account. The Separate Account, through the series funds and their portfolios, intends to comply with those diversification requirements. We and the series funds have entered into agreements regarding participation in the series funds that requires the series funds and their portfolios to comply with the Treasury regulations.

OWNER CONTROL
The Treasury department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which Policy owner control of the investments of the Separate Account will cause the Policy owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment of the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the contract prior to receipt of payments under the Policy.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS
The Code provides that multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. OWNERS SHOULD CONSULT A TAX ADVISER PRIOR TO PURCHASING MORE THAN ONE ANNUITY CONTRACT IN ANY CALENDAR YEAR.

PARTIAL 1035 EXCHANGES
Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. The Internal Revenue Service has stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. DUE TO THE UNCERTAINTY IN THIS AREA, OWNERS SHOULD CONSULT THEIR OWN TAX ADVISERS PRIOR TO ENTERING INTO A PARTIAL EXCHANGE OF AN ANNUITY CONTRACT.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS
Under Section 72(u) of the Code, the investment earnings on policy premiums will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such policies generally will not be treated

                        FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     7
as annuities for federal income tax purposes. However, this treatment is not applied to policies held by a trust or other entity as an agent for a natural person nor to policies held by certain qualified plans. PURCHASERS SHOULD CONSULT THEIR OWN TAX COUNSEL OR OTHER TAX ADVISER BEFORE PURCHASING A POLICY TO BE OWNED BY A NON-NATURAL PERSON.

DEATH BENEFITS
Any death benefits paid under the Policy are taxable to the beneficiary. The rules governing the taxation of payments from an annuity policy, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

TAX TREATMENT OF ASSIGNMENTS
AN ASSIGNMENT OR PLEDGE OF A POLICY MAY HAVE TAX CONSEQUENCES, AND MAY ALSO BE PROHIBITED BY ERISA IN SOME CIRCUMSTANCES. OWNERS SHOULD, THEREFORE, CONSULT COMPETENT LEGAL ADVISERS SHOULD THEY WISH TO ASSIGN OR PLEDGE THEIR POLICY.

QUALIFIED PLANS
The Policy offered by the Prospectus is designed to be suitable for use under various types of qualified plans. Taxation of owners in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the Policies issued to fund the plan.

TAX TREATMENT OF WITHDRAWALS
NON-QUALIFIED PLANS
Section 72 of the Code governs treatment of distributions from annuity policies. It provides that if the policy value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

QUALIFIED PLANS
In the case of a withdrawal under a qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified Policy. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Policies issued and qualified under Code Sections 401 (Pension and Profit Sharing plans), 403(b) (tax-sheltered annuities) and 408 and 408A (IRAs). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an

                        FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     8
owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified Policy; (8) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the policy owner or annuitant (as applicable) and his or her spouse and dependents if the policy owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the policy owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the owner or annuitant (as applicable) for the taxable year; and (10) distributions from an Individual Retirement Annuity made to the owner or annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exception stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) qualified plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from contracts issued under certain types of plans may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Effective January 1, 1993, such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA, or an individual retirement account described in section 408(a) of the Code. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs, individual retirement accounts or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TYPES OF QUALIFIED PLANS
The Policy is designed to be suitable for use under various types of qualified plans. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan

                        FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     9
regardless of the terms and conditions of the policies issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Policy, unless we specifically consents to be bound. OWNERS, ANNUITANTS AND BENEFICIARIES ARE RESPONSIBLE FOR DETERMINING THAT CONTRIBUTIONS, DISTRIBUTIONS AND OTHER TRANSACTIONS WITH RESPECT TO THE POLICY COMPLY WITH APPLICABLE LAW.

A qualified Policy will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Policy has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. Following are generally descriptions of the types of qualified plans with which the Policy may be used. Such descriptions are not exhaustive and are for general informational purposes only. THE TAX RULES REGARDING QUALIFIED PLANS ARE VERY COMPLEX AND WILL HAVE DIFFERING APPLICATIONS DEPENDING ON INDIVIDUAL FACTS AND CIRCUMSTANCES. EACH PURCHASER SHOULD OBTAIN COMPETENT TAX ADVICE PRIOR TO PURCHASING A POLICY ISSUED UNDER A QUALIFIED PLAN.

Policies issued pursuant to qualified plans include special provisions restricting Policy provisions that may otherwise be available as described herein. Generally, Policies issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from qualified policies. (See "Tax Treatment of Withdrawals - Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Policies sold by the Company in connection with certain qualified plans will utilize tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

TAX-SHELTERED ANNUITIES
Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the Policy for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the Policy. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are allowed under this Policy. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

INDIVIDUAL RETIREMENT ANNUITIES
Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Sales of Policies for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. PURCHASERS OF POLICIES TO BE QUALIFIED AS IRAS SHOULD OBTAIN COMPETENT TAX ADVICE AS TO THE TAX TREATMENT AND SUITABILITY OF SUCH AN INVESTMENT.

ROTH IRAS
Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

                        FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     10

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

PENSION AND PROFIT-SHARING PLANS
Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Policy to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

NON-QUALIFIED DEFERRED COMPENSATION PLANS -- SECTION 457
Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in Deferred Compensation Plans Under Section 457 of the Code. The amounts deferred under a plan which meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $8,000 or 33 1/3 percent of the participant's includible compensation. However, in limited circumstances, the plan may provided for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of a plan established by governmental employer after August 20, 1996, must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. Plans that were in existence on August 20, 1996 may be amended to satisfy the trust and exclusive benefit requirement any time prior to January 1, 1999, and must be amended not later than that date to continue to receive favorable tax treatment. The requirement of a trust does not apply to amounts under a plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a plan of a governmental employer if the plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

In general, distributions from a plan are prohibited under section 457 of the Code unless made after the participating employee attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency as defined in the Code.

Under present federal tax law, amounts accumulated in a plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other plans under section 457.


                        FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     11

                                OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policy described in this Statement. Not all information set forth in the registration statement is addressed in the Policy prospectus or this Statement. Statements in the prospectus and this Statement are intended to be summaries. For a complete statement of the terms of the registration, refer to the documents we file with the SEC. They may be accessed on the SEC's internet site at WWW.SEC.GOV./EDQUX/PROSPECT.HTM and type in "First Ameritas," or you may review and copy it (for a fee) at the SEC's Public Reference Room in Washington D.C. (Call the SEC at 1-800-SEC-0330 for details and public hours.)

                            SERVICE MARKS & COPYRIGHT

"Ameritas," and the bison symbol are registered service marks of Ameritas Life Insurance Corp., which licenses their use to First Ameritas Life Insurance Corp. of New York. "OVERTURE ACCLAIM !" is a registered service mark of Ameritas Variable Life Insurance Company, which licenses its use to First Ameritas Life Insurance Corp. of New York. The Policy and Policy prospectus are copyrighted by First Ameritas Life Insurance Corp. of New York.

                              FINANCIAL STATEMENTS

Our financial statements follow this page of this Statement. They only bear on our ability to meet our obligations under the Policy, and should not be considered as bearing on the investment performance of the assets held in the Separate Account.



                              FIRST AMERITAS OVERTURE ACCLAIM !
Statement of Additional Information     12

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
     STATEMENT OF ADMITTED ASSETS, LIABILITIES AND SURPLUS - STATUTORY BASIS
                                   (Unaudited)

                                                                   June 30,
                      ADMITTED ASSETS                                2000
                                                               --------------
Investments
     Bonds                                                   $    11,914,201
     Mortgage loans                                                  358,068
     Short-term investments                                        5,126,408
                                                               -------------
                                                                  17,398,677
     Loans on insurance policies                                      69,970
                                                               -------------

                      Total investments                           17,468,647

Cash                                                                  25,791
Accrued investment income                                            249,284
Premiums receivable                                                  250,675
Other receivables                                                     17,590
                                                               -------------
                           Total                             $    18,011,987
                                                               =============

                  LIABILITIES AND SURPLUS

Policy reserves                                              $     2,383,368
Reserves for unpaid claims                                         1,067,097
Accounts payable - affiliates                                        216,488
Income tax payable - affilates                                        25,002
Other liabilities                                                    594,816
Asset valuation reserve                                               28,043
                                                               -------------
                     Total Liabilities                             4,314,814
                                                               -------------

Common stock, par value $1,000 per share;
  2,000 shares authorized, issued and outstanding                  2,000,000
Additional paid-in capital                                         6,800,000
Surplus                                                            4,897,173
                                                               -------------
                       Total Surplus                              13,697,173
                                                               -------------

                           Total                             $    18,011,987
                                                               =============

The accompanying notes are an integral part of these unaudited statutory basis financial statements.

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
                    STATEMENT OF OPERATIONS - STATUTORY BASIS
                                   (Unaudited)


                                                                 For the Six
                                                                 Months Ended
                                                                   June 30,
                                                                     2000
                                                                -------------
INCOME:
    Premium income, net                                        $   5,411,223

    Net investment income                                            546,392

    Miscellaneous insurance income                                   260,507
                                                                 -----------

                                                                   6,218,122
                                                                 -----------


BENEFITS AND EXPENSES:
    Increase in reserves                                             287,137

    Benefits to policyowners                                       3,211,688

    Commissions                                                      325,618

    General insurance expenses                                     1,298,185

    Taxes, licenses and fees                                         226,044
                                                                 -----------
                                                                   5,348,672
                                                                 -----------

Net income before income taxes                                       869,450

Income tax expense                                                   341,818
                                                                 -----------

Net income                                                     $     527,632
                                                                 ===========


The accompanying notes are an integral part of these unaudited statutory basis financial statements.


                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
                         STATEMENT OF CHANGES IN SURPLUS
                                   (Unaudited)

                                     Common Stock         Additional
                                 ----------------------    Paid-in
                                  Shares      Amount       Capital       Surplus       Total
                                 ---------   ----------   -----------  ------------  -----------

BALANCE, January 1, 2000            2,000 $  2,000,000 $   6,800,000 $   4,401,712 $ 13,201,712

    Transfer to Valuation Reserve       -            -             -        (7,942)      (7,942)

    Increase in non-admitted assets     -            -             -       (24,229)     (24,229)

    Net income                          -            -             -       527,632      527,632
                                 ---------   ----------   -----------  ------------  -----------

BALANCE, June 30, 2000              2,000 $  2,000,000 $   6,800,000 $   4,897,173 $ 13,697,173
                                 =========   ==========   ===========  ============  ===========




The accompanying notes are an integral part of these unaudited statutory basis financial statements.

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
                    STATEMENT OF CASH FLOWS - STATUTORY BASIS
                                   (Unaudited)

                                                                  For the Six
                                                                 Months Ended
                                                                 June 30, 2000
                                                               ----------------
OPERATING ACTIVITIES
     Net premium income received                              $    5,633,713

     Miscellaneous insurance income                                  174,339

     Net investment income received                                  408,076

     Benefits paid to policyowners                                (3,367,354)

     Expense and taxes, other than federal income taxes           (1,938,710)

     Net increase in loans on insurance policies                      (8,858)

     Federal income tax paid                                        (350,000)

     Other operating income and disbursements, net                   265,358
                                                                -------------

     Net cash from operating activities                              816,564
                                                                -------------

INVESTING ACTIVITIES
     Proceeds from investments matured                             2,081,768

     Cost of investments acquired                                 (8,006,859)
                                                                -------------

     Net cash (used in) investing activities                      (5,925,091)
                                                                -------------

NET DECREASE IN CASH AND SHORT-TERM INVESTMENTS                   (5,108,527)

CASH AND SHORT-TERM INVESTMENTS - BEGINNING OF PERIOD             10,260,726
                                                                -------------

CASH AND SHORT-TERM INVESTMENTS - END OF PERIOD               $    5,152,199
                                                                =============



The accompanying notes are an integral part of these unaudited statutory basis financial statements.

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
           NOTES TO THE UNAUDITED STATUTORY BASIS FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000
                     --------------------------------------


1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Ameritas Life Insurance Corp. of New York (the Company), a stock life insurance company domiciled in the State of New York, is a wholly owned subsidiary of Ameritas Life Insurance Corp. (Ameritas). The Company markets low-load universal and term individual life insurance policies and group dental insurance in the State of New York.

The financial statements have been prepared, except as to form, on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of New York (statutory basis), which are designed primarily to demonstrate ability to meet claims of policyowners. These practices differ in certain respects, which in some cases may be material, from those generally accepted accounting principles (GAAP) applied in the presentation of financial condition and results of operations on the "going concern" basis commonly followed by other types of enterprises.

In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles (Codification). The
Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, is proposed to be effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Company has not finalized the quantification of the effects of Codification on its statutory financial statements.

USE OF ESTIMATES
The preparation of financial statements in conformity with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2.  BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL STATEMENTS

Management believes that all adjustments, consisting of only normal recurring accruals, considered necessary for a fair presentation of the unaudited interim financial statements have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. The unaudited interim financial statements should be read in conjunction with the financial statements and notes thereto for the years ended December 31, 1999 and 1998.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
First Ameritas Life Insurance Corp. of New York
Lincoln, Nebraska

We have audited the accompanying statements of admitted assets, liabilities, and surplus - statutory basis of First Ameritas Life Insurance Corp. of New York (a wholly owned subsidiary of Ameritas Life Insurance Corp.) as of December 31, 1999 and 1998, and the related statements of operations - statutory basis, changes in surplus - statutory basis, and cash flows - statutory basis for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, the Company has prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of New York, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, such financial statements do not present fairly, in conformity with generally accepted accounting principles, the financial position of First Ameritas Life Insurance Corp. of New York as of December 31, 1999 and 1998, or the results of its operations or its cash flows for the years then ended.

In our opinion, such financial statements present fairly, in all material respects, the admitted assets, liabilities, and surplus of First Ameritas Life Insurance Corp. of New York as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

/s/ Deloitte & Touche LLP

Lincoln, Nebraska
October 2, 2000

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK

    STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND SURPLUS - STATUTORY BASIS


                                                            December 31
                                                 ------------------------------
                   ADMITTED ASSETS                   1999            1998
                                                 -------------   -------------
Investments
     Bonds                                   $     5,954,700  $    7,438,830
     Mortgage loans                                  374,154         400,000
     Short-term investments                        9,931,805       7,387,570
                                                -------------    ------------
                                                  16,260,659      15,226,400
     Loans on insurance policies                      61,112          41,513
                                                -------------    ------------

                   Total investments              16,321,771      15,267,913

Cash                                                 328,921        (144,556)
Accrued investment income                            129,292         156,313
Premiums receivable                                  292,447         381,665
Other receivables                                     17,260          22,468
                                                -------------    ------------

                        Total                $    17,089,691  $   15,683,803
                                                =============    ============


               LIABILITIES AND SURPLUS

Policy reserves                              $     2,096,231  $    1,680,435
Reserves for unpaid claims                         1,222,434       1,319,123
Accounts payable - affiliates                        132,256         123,564
Income tax payable - affilates                        33,184         141,175
Other liabilities                                    383,773         365,518
Asset valuation reserve                               20,101          12,967
                                                -------------    ------------
                  Total Liabilities                3,887,979       3,642,782
                                                -------------    ------------

Common stock, par value $1,000 per share;
  2,000 shares authorized, issued
   and outstanding                                 2,000,000       2,000,000
Additional paid-in capital                         6,800,000       6,800,000
Surplus                                            4,401,712       3,241,021
                                                -------------    ------------
                    Total Surplus                 13,201,712      12,041,021
                                                -------------    ------------

                        Total                $    17,089,691  $   15,683,803
                                                =============    ============


The accompanying notes are an integral part of these statutory basis financial statements.

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK

                   STATEMENTS OF OPERATIONS - STATUTORY BASIS



                                                     Years Ended December 31
                                                 -------------------------------
                                                     1999             1998
                                                  --------------   -------------
INCOME
    Premium income                               $  10,874,755    $  11,453,477
    Net reinsurance:
      Yearly renewable term                            106,237          (94,793)
                                                 --------------    -------------
        Net premium income                          10,980,992       11,358,684

    Net investment income                              875,890          864,250

    Miscellaneous insurance income                     396,220          292,523
                                                 --------------    -------------

                                                    12,253,102       12,515,457
                                                 --------------    -------------
EXPENSES
    Increase in reserves                               415,796          348,298

    Benefits to policyowners                         6,628,193        7,164,618

    Commissions                                        692,954          716,644

    General insurance expenses                       2,344,301        2,120,123

    Taxes, licenses and fees                           386,219          402,906
                                                 --------------    -------------

                                                    10,467,463       10,752,589
                                                 --------------    -------------

Net income before income taxes                       1,785,639        1,762,868

Income tax expense                                     654,272          681,909
                                                 --------------    -------------

Net income                                    $      1,131,367  $     1,080,959
                                                ==============    =============



The accompanying notes are an integral part of these statutory basis financial statements.

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK

                        STATEMENTS OF CHANGES IN SURPLUS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                          Additional
                                     Common Stock          Paid-in
                                 ----------------------
                                  Shares      Amount       Capital       Surplus       Total
                                 ---------   ----------   -----------  ------------  -----------
BALANCE, January 1, 1998            2,000 $  2,000,000 $   6,800,000 $   2,138,835 $ 10,938,835

    Transfer to Valuation Reserve       -            -             -        (7,325)      (7,325)

    Decrease in non-admitted assets     -            -             -        28,552       28,552

    Net income                          -            -             -     1,080,959    1,080,959
                                 ---------   ----------   -----------  ------------  -----------

BALANCE, December 31, 1998          2,000 $  2,000,000 $   6,800,000 $   3,241,021 $ 12,041,021

    Transfer to Valuation Reserve       -            -             -        (7,134)      (7,134)

    Decrease in non-admitted assets     -            -             -        36,458       36,458

    Net income                          -            -             -     1,131,367    1,131,367
                                 ---------   ----------   -----------  ------------  -----------

BALANCE, December 31, 1999          2,000 $  2,000,000 $   6,800,000 $   4,401,712 $ 13,201,712
                                 =========   ==========   ===========  ============  ===========



The accompanying notes are an integral part of these statutory basis financial statements.

                    FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK

                       STATEMENTS OF CASH FLOWS - STATUTORY BASIS



                                                         Years Ended December 31
                                                      --------------------------
                                                          1999         1998
                                                      ------------ -------------
OPERATING ACTIVITIES
     Net premium income received                     $ 11,107,837   $11,377,539
     Miscellaneous insurance income                       348,509       247,821
     Net investment income received                       887,041       879,795
     Benefits paid to policyowners                     (6,726,262)   (7,149,553)
     Expense and taxes, other than
       federal income taxes                            (3,329,600)   (3,411,831)
     Net increase in loans on insurance policies          (19,599)      (16,803)
     Federal income tax paid                             (762,263)     (565,735)
     Other operating income and disbursements, net        (13,797)       32,158
                                                      ------------  ------------

     Net cash provided by operating activities          1,491,866     1,393,391
                                                      ------------  ------------

INVESTING ACTIVITIES
     Proceeds from investments matured                  1,525,846     2,850,000
     Cost of investments acquired                               -      (400,000)
                                                      ------------  ------------

     Net cash provided by investing activities          1,525,846     2,450,000
                                                      ------------  ------------

NET INCREASE IN CASH AND SHORT-TERM
     INVESTMENTS                                        3,017,712     3,843,391

CASH AND SHORT-TERM INVESTMENTS -
     BEGINNING OF PERIOD                                7,243,014     3,399,623
                                                      ------------  ------------

CASH AND SHORT-TERM INVESTMENTS -
     END OF PERIOD                                   $ 10,260,726   $ 7,243,014
                                                      ============  ============



The accompanying notes are an integral part of these statutory basis financial statements.

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Ameritas Life Insurance Corp. of New York (the Company), a stock life insurance company domiciled in the State of New York, is a wholly owned subsidiary of Ameritas Life Insurance Corp. (Ameritas). The Company markets low-load universal and term individual life insurance policies and group dental insurance in the State of New York.

The financial statements have been prepared, except as to form, on the basis of accounting practices prescribed or permitted by the Insurance Department of the State of New York (statutory basis), which are designed primarily to demonstrate ability to meet claims of policyowners. These practices differ in certain respects, which in some cases may be material, from those generally accepted accounting principles (GAAP) applied in the presentation of financial condition and results of operations on the "going concern" basis commonly followed by other types of enterprises.

In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles (Codification). The
Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, is proposed to be effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. The Company has not finalized the quantification of the effects of Codification on its statutory financial statements.

The accompanying statutory financial statements vary in some respects from generally accepted accounting principles. The most significant differences include: (a) bonds are generally carried at amortized cost rather than being valued at either amortized cost or fair value based on their classification according to the Company's ability and intent to hold or trade the securities;
(b) costs related to acquiring new business, are charged to operations as incurred and not deferred, whereas premiums are taken into income on a pro rata basis over the respective term of the policies; (c) deferred federal income tax is not provided for temporary differences between tax and financial reporting;
(d) no provision has been made for federal income taxes on unrealized appreciation of investments which are carried at market value; and (e) changes in certain assets designated as "non-admitted" assets have been charged to surplus.

The Company does not prepare separate company financial statements on a GAAP basis and the impact of the difference between the statutory basis and GAAP, is not practicably determinable for the purpose of separate company GAAP financial statements.

USE OF ESTIMATES
The preparation of financial statements in conformity with statutory accounting practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal accounting and reporting practices followed are:

INVESTMENTS
Bonds, mortgage loans and short-term investments earning interest are carried at amortized cost which, for short-term investments, approximates market. Realized gains and losses are determined on the basis of specific identification.

NON-ADMITTED ASSETS
Certain assets (primarily organizational costs and state income tax receivable) are designated as "non-admitted" under Insurance Department accounting requirements. These assets are excluded from the statements of admitted assets, liabilities, and surplus by adjustments to surplus. Total "non-admitted assets" were $6,700 and $43,158 as of December 31, 1999 and 1998, respectively.

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
--------------------------------------------------------------------------------

PREMIUMS
Premiums are reported as income when collected or accrued over the premium paying periods of the policies.

Premium income consists of the following:

                                                    Years Ended December 31
                                                  ----------------------------
                                                      1999           1998
------------------------------------------------------------------------------
Individual life                                        $572,556      $376,642
Group health                                         10,408,436    10,982,042
------------------------------------------------------------------------------
                                                    $10,980,992   $11,358,684
------------------------------------------------------------------------------

POLICY RESERVES
Liabilities for future policy benefits for low-load universal life type contracts are based on the policy account balance. Other policy reserves are established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods as prescribed by the Insurance Department of the State of New York.

RESERVES FOR UNPAID CLAIMS
Reserves for unpaid claims include claims reported and unpaid and claims not yet reported, the latter estimated on the basis of historical experience. As such amounts are necessarily estimates, the ultimate liability will differ from the amount recorded and will be reflected in operations when additional information becomes known.

ASSET VALUATION RESERVE
Asset valuation reserves are a required appropriation of surplus to provide for possible losses that may occur on certain investments held by the Company. The appropriation is based on the holdings of bonds, stocks, mortgages, real estate and short-term investments. Realized and unrealized gains and losses, other than those resulting from interest rate changes, are added or charged to the reserve (subject to certain maximums).

INCOME TAXES
The Company files a consolidated life/non-life tax return with Ameritas Life Insurance Corp. and its subsidiaries. An agreement among the members of the consolidated group provides for distribution of consolidated tax results as if filed on a separate return basis. The current income tax expense or benefit (including effects of capital gains and losses and net operating losses) is apportioned generally on a sub-group (life/non-life) basis. As a result of deferred acquisition costs, current tax benefits differ from the federal statutory tax rate.

2.  BONDS

The table below provides  additional  information  relating to bonds held by the
Company:
                                                                  December 31, 1999
                                              ----------------------------------------------------
                                               Amortized        Gross Unrealized         Fair
                                                            -----------------------
                                                 Cost         Gains       Losses        Value
--------------------------------------------------------------------------------------------------
   U. S. Industrial                               $971,375      $4,360       $  --       $975,735
   U.S. Treasury securities and obligations
      of U.S. government agencies                4,983,325      15,474       3,914      4,994,885
--------------------------------------------------------------------------------------------------
                                                $5,954,700     $19,834      $3,914     $5,970,620
---------------------------------------------------------------------------------------------------

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


2.  BONDS (continued)
                                                                  December 31, 1999
                                              ----------------------------------------------------
                                               Amortized        Gross Unrealized         Fair
                                                            -----------------------
                                                 Cost         Gains       Losses        Value
--------------------------------------------------------------------------------------------------
   U. S. Industrial                               $967,667     $66,885     $    --     $1,034,552
   U.S. Treasury securities and obligations
      of U.S. government agencies                6,471,163     212,732          --      6,683,895
--------------------------------------------------------------------------------------------------
                                                $7,438,830    $279,617     $    --     $7,718,447
--------------------------------------------------------------------------------------------------


The amortized  cost and fair value of bonds at December 31, 1999 by  contractual maturity are shown below:
                                                                            Amortized        Fair
                                                                              Cost          Value
--------------------------------------------------------------------------------------------------
Due in one year or less                                                   $1,999,607    $2,000,000
Due after one year through five years                                      3,483,718     3,498,010
Due after five years through ten years                                       471,375       472,610
--------------------------------------------------------------------------------------------------
                                                                          $5,954,700    $5,970,620
--------------------------------------------------------------------------------------------------

Not included above are investments purchased to mature within 12 months which are carried at amortized cost in the amount of $9,931,805 and $7,387,570 in 1999 and 1998, respectively, included in short-term investments.

At December 31, 1999, the Company had bonds with a book value of $444,965 and fair value of $449,258 on deposit with the New York State Insurance Department.


3.  RELATED PARTY TRANSACTIONS

Ameritas Life Insurance Corp. provides technical, financial and legal support to the Company under a general cost sharing agreement. The cost of these services to the Company for the years ended December 31, 1999 and 1998 was $1,109,127 and $967,228, respectively. The Company also leases office space, furniture and equipment from Ameritas Life Insurance Corp. The cost of these leases to the Company for the years ended December 31, 1999 and 1998 was $59,973 and $62,488, respectively.

Under the terms of an investment advisory agreement, the Company paid $42,257 and $35,680 for the years ended December 31, 1999 and 1998, respectively, to Ameritas Investment Advisors Inc., a wholly owned subsidiary of Ameritas Life Insurance Corp.

The Company entered into a reinsurance agreement (yearly renewable term) with Ameritas Life Insurance Corp. Under this agreement, Ameritas Life Insurance Corp. assumes life insurance risk in excess of the Company's $100,000 retention limit. The Company paid $108,375 and $104,020 of reinsurance premiums, net of first year allowances, for the years ended December 31, 1999 and 1998, respectively.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


4.  RESERVE FOR UNPAID CLAIMS

Activity in the reserve for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

                                                           1999          1998
-------------------------------------------------------------------------------
Balance at January 1                                   $1,319,123    $1,295,929
Reinsurance reserves (net)                                (56,308)        6,811
-------------------------------------------------------------------------------
                                                        1,262,815     1,302,740
-------------------------------------------------------------------------------
Incurred related to:
   Current year                                         6,581,612     7,396,079
   Prior year                                            (278,125)     (316,264)
-------------------------------------------------------------------------------
      Total incurred                                    6,303,487     7,079,815
-------------------------------------------------------------------------------
Paid related to:
   Current year                                         5,432,166     6,133,264
   Prior year                                             984,690       986,476
-------------------------------------------------------------------------------
      Total paid                                        6,416,856     7,119,740
-------------------------------------------------------------------------------
                                                        1,149,446     1,262,815
Reinsurance reserves (net)                                 72,988        56,308
-------------------------------------------------------------------------------
Balance at December 31                                 $1,222,434    $1,319,123
-------------------------------------------------------------------------------

5.  REINSURANCE

 In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers. These arrangements provide greater diversification of business and limit the maximum net loss potential on large risks.

 Following is a summary of the transactions through reinsurance operations:

                                                      Years Ended December 31
                                                     ---------------------------
                                                        1999           1998
--------------------------------------------------------------------------------
Premiums
   Assumed                                               $509,221      $404,015
   Ceded                                                  402,984       498,808
--------------------------------------------------------------------------------
Claims
   Assumed                                                529,204       484,708
   Ceded                                                  573,587       280,364
--------------------------------------------------------------------------------
Reserves
   Assumed                                                101,892       101,269
   Ceded                                                   82,563        99,813
--------------------------------------------------------------------------------

The Company remains contingently liable in the event that a reinsurer is unable to meet the obligations ceded under the reinsurance agreement.

6.  BENEFIT PLANS

The Company is included in the multiple employer noncontributory defined benefit pension plan that covers substantially all full-time employees of Ameritas Life Insurance Corp. and its subsidiaries. Pension costs include current service costs, which are accrued and funded on a current year basis, and past service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets of this plan are not segregated. Total Company contributions for the years ended December 31, 1999 and 1998 were $9,846 and $9,908, respectively.

                 FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK
                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

6.  BENEFIT PLANS (continued)

The Company's employees also participate in a defined contribution thrift plan that covers substantially all full-time employees of Ameritas Life Insurance Corp. and its subsidiaries. Company matching contributions under the plan range from 1% to 3% of the participant's compensation. Total Company contributions for the years ended December 31, 1999 and 1998 were $4,673 and $3,964, respectively.

The Company is also included in the postretirement benefit plans providing group medical coverage to retired employees of Ameritas Life Insurance Corp. and its subsidiaries. These benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding five years. Benefit costs include the expected cost of postretirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this plan are not segregated. Total Company contributions for the years ended December 31, 1999 and 1998 were $4,126 and $2,473, respectively.

7.  MAJOR CUSTOMERS

A substantial portion of the Company's dental premium is marketed by an outside entity. The percentage of dental premium income related to this arrangement for the years ended December 31, 1999 and 1998 was 32% and 31%, respectively.

8.  DIVIDEND LIMITATIONS

The Company is subject to regulation by the insurance department of the State of New York. Insurance department regulations restrict the advance of funds to Parent and affiliated companies as well as the amount of dividends that may be paid without prior approval.

                                     PART C

                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

    a)   Financial Statements:

        All required financial statements of First Ameritas Variable Annuity Separate Account and First Ameritas Life Insurance Corp. of New York are filed in Part B.

    b)  Exhibits

    EXHIBIT
    NUMBER          DESCRIPTION OF EXHIBIT
    ------          ----------------------
    (1)             Resolution of Board of Directors of First Ameritas Life
                    Insurance Corp. of New York Establishing First Ameritas
                    Variable Annuity Separate Account**
    (2)             Not applicable.
    (3) (a)         Principal Underwriting Agreement.*
    (3)  (b)        Form of Selling Agreement.*
    (4)             Form of Variable Annuity Contract.****
    (5)             Form of Application for Variable Annuity Contract.***
    (6) (a)         Articles of Incorporation of First Ameritas Life Insurance
                    Corp. of New York.*
    (6) (b)         Bylaws of First Ameritas Life Insurance Corp. of New York.*
    (7)             Not Applicable.
    (8)             Form of Participation Agreement (MFS, Fidelity, Alger
                    American, Morgan Stanley, Calvert Variable Series Inc
                    Ameritas Portfolios, Calvert Variable Series, Inc.).*
    (9)             Opinion and Consent of Counsel.
    (10) (a)        Independent Auditors' Consent.
    (11)            Not Applicable.
    (12)            Not applicable.
    (13)            Schedule of Computation of Performance Data.****
    (14)            Powers of Attorney *


* Incorporated by reference to the Registration Statement for First Ameritas Variable Life Separate Account File No. 333-39110 filed on June 12, 2000.

** Incorporated by reference to the Registration Statement for First Ameritas Variable Annuity Separate Account File No.333-39240 filed on June 14, 2000.

*** Incorporated by reference to the Registration Statement for First Ameritas Variable Annuity Separate Account File No. 333-39240 filed on June 14, 2000.

**** Incorporated by reference to the Registration  Statement for First Ameritas
     Variable Annuity Separate Account File No.333-39246 filed on October 12, 2000.

Item 25      Directors and Officers of the Depositor

    Name and Principal           Position and Offices
    Business Address             With Depositor
    ----------------             --------------

    Kenneth C. Louis             Director, Chairman of the Board

    Mitchell F. Politzer *       Director, President and Chief Executive Officer

    Lawrence J. Arth             Director

    John P. Carsten              Director

    Phyllis J. Carsten-Boyle     Director, Vice President

    Robert J. Lanik              Director

    JoAnn M. Martin              Director, Vice President

    David C. Moore               Director, Vice President

    David J. Myers               Director

    James F. Nissen              Director

    Tonn M. Ostergard            Director

    James E. Rembolt             Director

    Edmund G. Sullivan           Director

    Robert C. Barth              Controller

    Thomas D. Higley             Vice President

    William W. Lester            Treasurer

    Donald Reiser                Vice President

    Donald R. Stading            Vice President, Secretary and General Counsel

Principal business address of all, except as noted, is First Ameritas Life Insurance Corp. of New York, Service Office, 5900 "O" Street, Lincoln, Nebraska 68510.
*Principal business address: First Ameritas Life Insurance Corp. of New York, 400 Rella Blvd., Suite 304, Suffern, New York 10901-4253.

Item 26.

The Depositor, First Ameritas Life Insurance Corp. of New York , is wholly owned by Ameritas Life Insurance Corp. The Registrant is a segregated asset account of First Ameritas Life Insurance Corp. of NewYork.

Organizations under common control with First Ameritas Life Insurance Corp. of New York include:

NAME OF CORPORATION (WHERE ORGANIZED)*                    PRINCIPAL BUSINESS
--------------------------------------                    ------------------

Ameritas Acacia Mutual Holding Company (NE)               mutual insurance holding company
Ameritas Holding Company (NE)                             mutual insurance holding company
Ameritas Life Insurance Corp. (NE)                        life/health insurance company
    AMAL Corporation (NE)                                 a joint venture holding company between
                                                          Ameritas Life Insurance Corp. (66%) and
                                                          AmerUs Life Insurance Company (34%)
        Ameritas Investment Corp. (NE)                    securities broker dealer & investment advisor
        Ameritas Variable Life Insurance Company (NE)     life insurance company
    Ameritas Managed Dental Plan, Inc. (CA)               managed care dental insurance company
    Pathmark Assurance Company (NE)                       third-party administrator & reinsurer of dental
                                                          insurance plans
    Veritas Corp. (NE)                                    insurance marketing agency
    Ameritas Investment Advisors, Inc. (NE)               investment adviser
Acacia Life Insurance Company (D.C.)                      life/health insurance company
    Acacia National Life Insurance Company (VA)           variable life/annuity insurance company
    Acacia Financial Corp. (VA)                           holding company
        Acacia Federal Savings Bank (n/a)                 federally chartered bank
        Calvert Group. Ltd. (DE)                          offering socially responsible investments
           its 1940 Act Investment Companies (DE)         offering socially responsible mutual funds
        The Advisors Group, Inc. (DE)                     securities broker-dealer & investment advisor

* Principal operating companies only. Subsidiaries of subsidiaries are indicated by indentations. Ownership is 100% by the immediate parent company except as noted.


Item 27.   Number of Contractowners

        As of December 31, 1999 there were 0 contractowners.

Item 28.   Indemnification

First Ameritas Life Insurance Corp. of New York's By-laws provide as follows:

    "Any person made or threatened to be made a party to an action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate then is or was a director, officer or employee of the Company, or then serves or has served any other corporation in any capacity at the request of the Company, shall be indemnified by the Company against expenses, judgments, fines and amounts paid in settlement to the full extent that officers and directors are permitted to be indemnified by the laws of the State of New York. The provisions of this article shall not adversely affect any right to indemnification which any person may have apart from the provisions of this article."


    Section 721-726 of the New York Business  Corporation  Law, in general,  and
Section 1216 of the New York Insurance Code allows a corporation to indemnify any director, officer, employee or agent of the corporation for amount paid in settlement actually and reasonably incurred by him or her in connection with an action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

    In a case of a derivative action, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless a court in which the action was brought shall determine that such person is fairly and reasonably entitled to indemnify for such expenses which the Court shall deem proper.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriters

a) Ameritas Investment Corp. which will serve as the principal underwriter for the variable annuity contracts issued through First Ameritas Life Insurance Corp. of New York's First Ameritas Variable Annuity Separate Account, also serves as the principal underwriter for variable life insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account V, Ameritas Life Insurance Corp. Separate Account LLVL, and First Ameritas Variable Life Separate Account, and serves as the principal underwriter for variable annuity insurance contracts issued through Ameritas Variable Life Insurance Company Separate Account VA-2 and Ameritas Life Insurance Corp. Separate Account LLVA. Ameritas Investment Corp. is the underwriter for the Ameritas Portfolios and also serves as its investment advisor.

b) The following table sets forth certain information regarding the officers and directors of the principal underwriter, Ameritas Investment Corp.

         Name and Principal      Positions and Offices
         Business Address        and Underwriter
         ----------------        ---------------

         Lawrence J. Arth        Director and Chairman of the Board

         William R. Giovanni     Director, President and Chief Executive Officer

         Kenneth C. Louis        Director, Senior Vice President

         Gary R. McPhail*        Director, Senior Vice President

         Michael G. Fraizer*     Director

         Thomas C. Godlasky*     Director

         Donald R. Stading       Secretary and General Counsel

         William W. Lester       Treasurer

Principal business address of all, except as noted is: Ameritas Investment Corp., 5900 "O" Street, Lincoln, Nebraska 68510.

* Principal business address: AmerUs Life Insurance Company, 611 Fifth Avenue, Des Moines, Iowa 50309.

    c) As of the fiscal year ending December 31, 1999, Registrant paid the following compensation to the Principal Underwriter:

                          Net Underwriting  Compensation
         Name of Principal Discounts and         On            Brokerage
         Underwriter (1)    Commissions (2) Redemption (3)  Commissions (4) Compensation (5)
         -------------------------------------------------  --------------- ----------------

         Ameritas Investment
         Corp. ("AIC")    $0                $0              $0              $0

         (2)+(4)+(5) = Gross variable annuity compensation received by AIC.
         (2) = Sales compensation received and paid out by AIC as underwriter, AIC retains 0.
         (4) = Sales compensation received by AIC for retail sales.
         (5) = Sales compensation received by AIC and retained as underwriting fee.

Item 30. Location of Separate Account and Records

    The Books, records and other documents required to be maintained by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3 thereunder are maintained by First Ameritas Life Insurance Corp. of New York at its Service Office at 5900 "O" Street, Lincoln, Nebraska 68510.

Item 31. Management Services

    All management contracts are discussed in Part A or Part B.

Item 32. Undertakings

    a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statement in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts my be accepted.

    b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send for a Statement of Additional Information.

    c)   Registrant   undertakes   to  deliver  any   Statement  of   Additional
         Information and any financial statements required to be made available under this form promptly upon written or oral request.

    d) The registrant is relying upon the Division of Investment Management (Division) no-action letter of November 28, 1988 concerning annuities sold in 403 (b) plans and represents that the requirements of the no-action letter have been, are and/or will be complied with.

    e) First Ameritas Life Insurance Corp. of New York represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf in the City of Lincoln, State of Nebraska on October 10, 2000.

                    FIRST AMERITAS VARIABLE ANNUITY SEPARATE ACCOUNT, Registrant FIRST AMERITAS LIFE INSURANCE CORP. OF NEW YORK, Depositor



                               By: /S/ KENNETH C. LOUIS
                                   -----------------------
                                     Kenneth C. Louis
                                    Chairman of the Board

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons on October 10, 2000 in the capacities and on the duties indicated.

     SIGNATURE                             TITLE

/S/ KENNETH C. LOUIS*           Director, Chairman of the Board
--------------------------
    Kenneth C. Louis


/S/ MITCHELL F. POLITZER*         Director, President and
--------------------------         Chief Executive Officer
    Mitchell F. Politzer


/S/ ROBERT C. BARTH*                    Controller
--------------------------    (PRINCIPAL ACCOUNTING OFFICER)

        Robert C. Barth

/S/ WILLIAM W. LESTER*                   Treasurer
--------------------------     (PRINCIPAL FINANCIAL OFFICER)
       William W. Lester



by:  /S/ DONALD R. STADING         for and on behalf of:
   -------------------------------
    Donald R. Stading

Lawrence J. Arth*                        Director
John P. Carsten *                        Director
Phyliss J. Carsten-Boyle*                Director
Robert J. Lanik *                        Director
JoAnn M. Martin                          Director
David J. Meyers *                        Director
David C. Moore                           Director
James F. Nissen *                        Director
Tonn Ostergard *                         Director
James E. Rembolt *                       Director
Edmund G. Sullivan *                     Director


* Signed by Donald R. Stading under Powers of Attorney executed effective as of June 6, 2000.

                                  EXHIBIT INDEX

    (9)         Opinion and Consent of Counsel
    (10) (a)    Independent Auditors' Consent